UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

“Information of Prudential Relevance” Basel Accord Pillar III 2015

Executive Summary

The Banco Bilbao Vizcaya Argentaria Group (the “Group” or “BBVA Group”) is an internationally diversified financial group with a significant presence in traditional retail banking, asset management and wholesale banking.

In addition to the operations it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled businesses and associate institutions which perform a wide range of activities and which, together with the Bank, constitute BBVA Group. This allows BBVA Group to achieve a high level of geographical diversification, which is one of the levers of sustainable growth and organic generation of highly satisfactory earnings.

We are facing a new environment that poses a significant challenge for the financial industry. Technological and consumer preference changes are transforming society and the way of doing business, affecting the banking industry as has already happened in other sectors.

Moreover, the sector’s return is under pressure due to: the sluggish growth in activity and the pressure to attain margins, increased regulatory pressure and capital requirements, widespread distrust of traditional banking and the emergence of new competitors.

In this context, BBVA has a vantage point because it has a large customer base, a great deal of information, presence in attractive markets, significant know-how in risk management and a sound corporate governance model.

These strengths are the starting point of our transformation strategy, that places the customers at the core to offer them the best solutions that help them manage their money and make the best financial decisions, with the aim of having more customers, more satisfied, more loyal and more profitable.

To this end, the Group’s organizational structure was changed in May 2015 to adapt it to this new strategy, accelerate the transformation process and promote the growth of earnings of our franchises.

The Group has also defined 6 strategic priorities to guide this transformation:

•	To offer the best customer experience.

•	To make progress in this area it is essential for customers to go digital, so we want to boost digital sales.

•	The third priority is to create, associate with or acquire new digital business models, businesses with new ways of providing financial services using different approaches and with innovative value propositions.

•	The fourth priority refers to optimizing capital allocation. This priority is focused on maximizing the return on available capital in a sustainable manner over time.

•	The fifth priority is adapting the model, the processes and the structures to achieve the highest level of efficiency.

•	The last priority is associated with the Group’s talent and culture. We want to develop, retain and motivate the best team.

In 2015, earnings were influenced by the incorporation, since April 24, of Catalunya Banc (CX) and, since the third quarter of 2015, the purchase of an additional 14.89% stake in Garanti.

Apart from these operations, 2015 closed with positive growth in different performance areas, on both the cost management side and generation of income. As a result, the solvency position in the market was improved.

As regards liquidity, the good situation in the wholesale funding markets and constant access by BBVA and its franchises to the market were maintained, and in 2015 the liquidity and funding conditions have remained comfortable across BBVA’s global footprint.

In general, the financial soundness of the Group’s banks is based on the funding of lending activity, basically through customer funds, so the adequate trend in the weight of retail deposits continues to strengthen the Group’s liquidity position and to improve the funding structure, maintaining very favorable liquidity ratios in terms of LTD (Loan-to-Deposits) and LCR (Liquidity Coverage Ratio).

The Group’s performance in relation to managing credit risk has been favorable, reducing the NPL ratio and increasing the coverage ratio, thus strengthening the entity’s adequate position in terms of credit risk.

In solvency, BBVA ended 2015 with capital levels above the minimum levels required, in terms of phased-in and fully-loaded capital, and reached a leverage ratio that continues to compare very favorably with its peer group. In addition, the Group has waived the so-called “sovereign filter” in anticipation of the bill proposed by the European Central Bank (ECB) on the exercise of the options and powers offered by European Union law (November 2015), which is expected to come into effect in March 2016.

As regards regulation, BBVA has published its prudential capital requirements applicable to the Entity following the Supervisory Review and Evaluation Process (SREP), which establishes that BBVA should maintain a phased-in core capital ratio of 9.5% at both individual and consolidated levels. This will all be described in greater detail throughout this report.

Introduction

Regulatory environment in 2015

Legal changes in the Community area

In December 2010, the Basel Committee on Banking Supervision proposed a set of reforms to reinforce the international capital and liquidity standards applicable to credit institutions, which make up the Basel III framework.

Within the framework of Basel III, the European Union has implemented, among others, Directive 2013/36/EU of the European Parliament and of the Council, dated June 26, 2013, relating to the activity of credit institutions and prudential supervision of credit institutions and investment firms (“Directive CRD IV”), which has been transposed to the different Member States, and Regulation (UE) 575/2013 of the European Parliament and of the Council, dated June 26, 2013, on prudential requirements for credit institutions and investment firms (“CRR” and jointly with Directive CRD IV, “CRD IV”), which applies directly in all Member States.

As a Spanish credit institution, BBVA is subject to compliance with CRD IV and CRR. CRD IV has been transposed to Spanish law through: (i) Royal Decree-Law 14/2013, dated November 29, on urgent measures for adapting Spanish law to European Union regulations on supervision and solvency of financial institutions; (ii) Act 10/2014, dated June 26, on the regulation, supervision and solvency of credit institutions; (iii) Royal Decree 84/2015, dated February 13, which implements Act 10/2014; and (iv) Bank of Spain Circulars 2/2014 and 2/2016.

The new regulations require institutions to have a higher and better quality capital level, increase capital deductions and review the requirements associated with certain assets. Unlike the previous framework, the minimum capital requirements are complemented with requirements for capital buffers and others relating to liquidity and leverage.

The capital base under the CRD IV primarily comprises the following elements (in line and with the same lettered scale as the one described in section 2.1 herein):

TABLE 1: Calculation of the Capital Base according to CRD IV

Total Eligible Capital
a) Capital and share premium b) Retained earnings c) Other accumulated earnings (and reserves) d) Minority interests e) Net attrib. profit and interim and final Group dividends

Ordinary Tier 1 Capital before other reglamentary adjustments

      f)     Additional value adjustments

      g)    Intangible assets

      h)    Deferred tax assets

      i)     Expected losses in equity

      j)     Profit or losses on liabilities measured at fair value

      k)    Direct and indirect holdings of own instruments

      l)     Securitizations tranches at 1250%

      m)   Temporary CET1 adjustments

      n)    Admisible CET1 deductions

Total Common Equity Tier 1 regulatory adjustments
Common Equity Tier 1 (CET1) o) Equity instruments and share premium classified as liabilities p) Items referred in Article 484 (4) of the CRR
Additional Tier 1 before reglamentary adjustments q) Temporary adjustments Tier 1
Total reglamentary adjustments of Additional Tier 1
Additional Tier 1 (AT1)

Tier 1 (Common Equity Tier 1+Additional Tier 1)

      r)    Equity instruments and share premium

      s)    Amount of the admissible items, pursuant to Article 484

      t)    Admissible shareholders’ funds instruments included in consolidated Tier 2 issued by subsidiaries and held by third parties

-Of which: instruments issued by subsidiaries subject to ex-subsidiary stage u) Credit risk adjustments
Tier 2 before reglamentary adjustments
Tier 2 reglamentary adjustments
Tier 2
Total Capital (Total capital = Tier 1 + Tier 2)

The most relevant aspects affecting the elements making up common equity and risk-weighted assets will be detailed in greater depth in section 2.1 of this document.

In this regard, article 92 of CRR establishes that credit institutions must maintain at all times, at both individual and consolidated level, a total capital ratio of 8% of their risk-weighted assets (commonly referred to as the Pillar 1 requirement). At least 6% of the total capital ratio must comprise Tier 1 capital, of which 4.5% must in any case comprise common Tier 1 capital (CET1), and the remaining 2% may be completed with Tier 2 capital instruments.

Notwithstanding the application of the Pillar 1 requirement, CRD IV contemplates the possibility that competent authorities may require that credit institutions maintain more capital than the requirements set out in the Pillar 1 to cover risks other than those already covered by the Pillar 2 requirement (this power of the competent authority is commonly known as Pillar 2).

In addition, since January 1, 2016 and in accordance with CRD IV, credit institutions must comply at all times with the combined requirement of capital buffers, which must be covered with CET1 in addition to that established for complying with the requirements of Pillar 1 and Pillar 2.

The combined requirement of capital buffers consists of: (i) a capital conservation buffer; (ii) a specific anticyclical capital buffer; (iii) a buffer for global systemically important financial institutions (the “G-SIB buffer”); (iv) a buffer for other systemically important financial institutions (the “D-SIB buffer”); and (v) a buffer against systemic risks.

The combination of (i) the capital conservation buffer, (ii) the specific anticyclical capital buffer and (iii) the greater of (a) the buffer for systemic risks, (b) the G-SIB buffer and (c) the D-SIB buffer (in each case as applicable to each institution)1, comprise an institution’s combined requirement for capital buffers.

As regards BBVA, the European Central Bank (ECB), following the Supervisory Review and Evaluation Process (SREP) conducted in 2015, has required that BBVA maintain a CET1 phased-in ratio of 9.5% at both individual and consolidated level.

The ECB’s decision establishes that the required CET1 ratio of 9.5% includes: (i) the minimum CET1 ratio required by Pillar 1 (4.5%), (ii) the ratio required by Pillar 2 and (iii) the capital conservation buffer (which is 0.625% in phased-in terms and 2.5% in fully-loaded terms).

Additionally, and given that BBVA was included in 2015 on the list of global systemically important financial institutions, in 2016 BBVA will apply, at consolidated level, a G-SIB buffer of 0.25%, with the total minimum requirement for phased-in CET1 in 2016 at the consolidated level being established at 9.75%.

However, since BBVA has been excluded from the list of global systemically important financial institutions in 2016 (which is updated every year by the Financial Stability Board (FSB)), as of January 1, 2017, the G-SIB buffer will only apply to BBVA in 2016 (notwithstanding the possibility that the FSB or the supervisor may in the future include BBVA on that list).

Moreover, the supervisor has informed BBVA that it is included on the list of other systemically important financial institutions, and a D-SIB buffer of 0.5% of the fully-loaded ratio applies at the consolidated level (it will be implemented gradually from January 1, 2016 to January 1, 2019). However, BBVA will not have to meet the D-SIB buffer in 2016, since the capital requirement for 2016 under the G-SIB buffer is greater than that for the D-SIB buffer. The D-SIB buffer shall therefore only apply starting in January 1, 2017.

As of December 31, 2015, the fully-loaded CET1 ratio stood at 10.3%, strengthening the Group’s capital position. The phased-in CET1 ratio according to the new CRD-IV rules stood at 12.1% as of December 31, 2015.

In order to provide the financial system with a metric that serves as a backstop to capital levels, irrespective of the credit risk, a measure complementing all the other capital indicators has been incorporated into Basel III and transposed to the Solvency Regulations. This measure, the leverage ratio, can be used to estimate the percentage of the assets financed with Tier 1 capital.

Although the book value of the assets used in this ratio is adjusted to reflect the bank’s current or potential leverage with a given balance-sheet position, the leverage ratio is intended to be an objective measure that may be reconciled with the financial statements.

[1]	When the buffer for systemic risks only applies to local exposures, it is added to the greater of the G-SIB or D-SIB buffer.

1. General informational requirements

1.1. Company name and differences in the consolidable group for the purposes of the solvency regulations and accounting criteria

1.1.1.	Corporate name and scope of application

1.1.2.	Differences in the consolidable group for the purposes of the solvency regulations and accounting criteria

1.1.3.	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

1.1.4.	Main changes in the Group’s scope of consolidation in 2015

1.2.	Identification of dependent institutions with capital resources below the minimum requirement. Possible impediments for transferring capital.

1.3.	Exemptions from capital requirements at the individual or sub-consolidated level

1.1. Company name and differences in the consolidable group for the purposes of the solvency regulations and accounting criteria

1.1.1.	Corporate name and scope of application

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, “the Bank” or “BBVA”) is a private-law entity subject to the rules and regulations governing banking institutions operating in Spain.

The Bylaws and other public information about the Bank are available for consultation at its registered address (Plaza San Nicolás, 4 Bilbao) and on the corporate website www.bbva.com.

The Solvency Regulations are applicable at the consolidated level for the whole Group.

1.1.2.	Differences in the consolidable group for the purposes of the solvency regulations and accounting criteria

The Group’s consolidated financial statements are drawn up in accordance with what is laid down in the International Financial Reporting Standards adopted by the European Union (hereinafter, “EU-IFRS”).

The EU-IFRS were adapted to the sector of Spanish credit institutions by Bank of Spain Circular 4/2004 of December 22, as well as its successive amendments.

Bank of Spain Circulars 5/2013 of October 30, 2013 on public and restricted financial reporting rules and 5/2011 of November 30, 2011 on financial statement models also apply.

On the basis of accounting criteria, companies are considered to form part of a consolidated group when the controlling institution holds or can hold, directly or indirectly, control of them. An institution is understood to control another entity when it is exposed, or is entitled to variable returns as a result of its involvement in the subsidiary and has the capacity to influence those returns through the power it exercises on the subsidiary. For such control to exist, the following aspects must be fulfilled:

a) Power: An investor has power over a subsidiary when it has current rights that provide it with the capacity to direct its relevant activities, i.e. those that significantly affect the returns of the subsidiary.

b) Returns: An investor is exposed, or is entitled to variable returns as a result of its involvement in the subsidiary when the returns obtained by the investor for such involvement may vary based on the economic performance of the subsidiary. Investor returns may be positive only, negative only or both positive and negative.

c) Relationship between power and returns: An investor has control over a subsidiary when it not only has power over the subsidiary and is exposed, or is entitled to variable returns for its involvement in the subsidiary, but also has the capacity to use its power to influence the returns it obtains due to its involvement in the subsidiary.

Therefore, in drawing up the Group’s consolidated Financial Statements, all dependent companies and consolidated structured entities have been consolidated by applying the full consolidation method.

Jointly-controlled entities, as well as joint ventures (those over which joint control arrangements are in place), are valued using the equity method.

The list of all the companies forming part of the BBVA Group is included in the appendices to the Group’s Annual Consolidated Financial Statements.

For the purposes of the Solvency Regulations, as set out in Spanish Law 36/2007, heading two, section 3.4, the consolidated group comprises the following subsidiaries:

•	Credit institutions.

•	Investment services companies.

•	Open-end funds.

•	Companies managing mutual funds, together with companies managing pension funds, whose sole purpose is the administration and management of the aforementioned funds.

•	Companies managing mortgage securitization funds and asset securitization funds.

•	Venture capital companies and venture capital fund managers.

•	Institutions whose main activity is holding shares or investments, unless they are mixed-portfolio financial corporations supervised at the financial conglomerate level.

Likewise, the special-purpose entities whose main activity implies a prolongation of the business of any of the institutions included in the consolidation, or includes the rendering of back-office services to these, will also form part of the consolidated group.

However, according to the provisions of this law, insurance entities and some service firms do not form part of consolidated groups of credit institutions.

Therefore, for the purposes of calculating solvency requirements, and hence the drawing up of this Information of Prudential Relevance, the scope of consolidated institutions is different from the scope defined for the purposes of drawing up the Group’s Financial Statements.

The effect of the difference between the two regulations is basically due to:

•	The difference between the balance contributed by entities (largely real-estate, insurance and service companies) that are consolidated in the Group’s Financial Statements by the full consolidation method and consolidated for the purposes of Solvency by applying the equity method. The details of these companies are available in Annexes I and II to these documents, mainly the companies BBVA Seguros and Pensiones Bancomer.

•	The entry of the balance from institutions (mainly financial) that are not consolidated at the accounting level but for purposes of solvency. The detail on these companies is contained in Annex IV of this document and has significantly decreased in the present year by the acquisition of 14.89% in Garanti, a company that has become to consolidate at the accounting and solvency levels.

1.1.3.	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

This section includes an exercise in transparency aimed at offering a clear view of the process of reconciliation between the book balances reported in the Public Balance Sheet (attached to the Group’s Annual Consolidated Financial Statements) and the book balances this report uses (regulatory scope), revealing the main differences between both scopes.

TABLE 2: Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

Public Balance Sheet Headings	Public Balance Sheet	Insurance companies and real-estate finance companies (1)	Jointly-controlled entities and other adjustments (2)	Regulatory balance sheet
Cash and Balances at Central Banks	43,467	(1)	20	43,486
Trading Book	78,326	(913)	2,358	79,771
Asset at fair value through P/L (FVTPL)	2,311	(2,249)	—	62
AFS financial assets	113,426	(20,024)	25	93,427
Loans and receivables	457,644	(1,462)	1,968	458,150
Held-to-maturity investments	—	—	—	—
Adjustments to financial assets for portfolio hedges	45	—	—	45
Hedging derivatives	3,538	(118)	—	3,420
Non-current assets held for sale	3,369	(26)	(37)	3,306
Investments	879	4,433	(202)	5,110
Other	47,073	(2,182)	1,510	46,401

Total Assets	750,078	(22,542)	5,642	733,178

(1)	Balances corresponding to the companies not consolidated for solvency purposes (see Annex I, II)
(2)	Corresponds to the balances contributed by developers and other intra-group removals (see Annex IV), guarantees excluded.

Below is a table summarizing the main sources of the differences between the amount of exposure in regulatory terms (Exposure) and the book balances according to the Financial Statements:

TABLE 3: Main sources of the differences between original exposure and the book balance

					12/31/2015
	Total	Amount subject to:
(Million euros)		Credit risk framework	Securitization framework	Counterparty credit risk framework	Market risk framework
Amount corresponding to the asset’s book balance in the regulatory consolidation scope	733,178	628,365	5,269	63,142	36,402

Amount corresponding to the liability’s book value in the regulatory consolidation scope (Repo)	35,143	—	—	35,143	—

Total net amount in the regulatory consolidation scope	132,725	187,863	(917)	(17,820)	(36,402)

Amount of off-balance-sheet losses (risks and contingent commitments)	184,951	184,951	—	—	—
Counterparty risk in derivatives (includes the add-on)	31,731	—	—	31,731	—
Accounting provisions*	16,615	16,615	—	—	—
Non-eligibility of the Trading Book	(79,771)	—	—	(43,369)	(36,402)
Non-eligibility of the balances corresponding to accounting hedges (derivatives)	(3,420)	—	—	(3,420)	—
Non-eligibility of the balances corresponding to accounting hedges (adjustments for micro-hedging/portfolio hedges)	(1,365)	(1,365)	—	—	—
Non-eligibility of tax assets	(7,217)	(7,217)	—	—	—
Non-eligibility of other financial assets (mainly balances of guarantees provided in cash)	(5,766)	(5,766)	—	—	—
Non-eligibility of accounts without loan book risk (premiums, transaction costs)	(481)	(481)	—	—	—
Non-eligibility of underlying assets of securitizations	(917)	—	(917)	—	—
Other (1)	(1,635)	1,126	—	(2,762)	—
	901,047	816,228	4,352	80,465	—
Non-eligibility of intangible assets	(10,037)	(10,037)
Non-eligibility of insurance contracts linked to pensions	(2,151)	(2,151)

Amount of exposures for regulatory purposes	888,859	804,040	4,352	80,465	—

*	Excluding the generic provision eligible as capital.
(1)	Includes, among others, certain asset accrual accounts, as well as other accounts without risk.
**	Deducted from de capital base

This shows the headings of the Public Balance Sheet by EO, EAD and RWAs, which are the risk concepts on which this document is based.

TABLE 4: Opening of the headings of the Public Balance Sheet for EO, EAD and RWAs

			12/31/2015
	Credit Risk
Public Balance Sheet Headings	Original exposure	EAD	RWAs
Cash and Balances at Central Banks	43,489	43,514	9,106
Trading Book	31,731	28,948	9,534
Financial assets designated at fair value through Profit or Loss	62	62	38
Available-for-sale financial assets	93,342	93,065	24,238
Loans and receivables	650,550	521,081	257,506
Non-current assets held for sale	3,309	3,309	3,262
Investments	4,856	4,856	11,808
Tangible assets	9,292	9,292	9,143
Other assets	7,549	7,549	5,673
Tax assets	9,536	9,536	16,565
Assets sold under repurchase agreements	35,143	26,652	618

Total Assets + Liabilities	888,859	747,865	347,491

1.1.4.	Main changes in the Group’s scope of consolidation in 2015

As detailed in Note 3 of the Group’s Annual Consolidated Financial Statements, during fiscal year 2015 the Group took over control of the Garanti Group (third quarter) and the acquisition of the Catalunya Banc Group (during the second quarter), these transactions affected the comparative against the previous year in all items of the consolidated balance and consolidated earnings.

Investments

Acquisition of an additional 14.89% in Garanti

On November 19, 2014, the Group concluded a new agreement with Dogus Holding S.A., Ferit Faik Sahenk, Dianne Sahenk and Defne Sahenk (hereinafter “Dogus”) on matters including the acquisition of 62,538,000,000 additional shares in Garanti (equivalent to 14.89% of the entity’s share capital) for a total maximum payment of 8.90 Turkish lira per lot (Garanti trades in lots of 100 shares each).

The same agreement included the stipulation that if Dogus was paid a dividend against 2014 earnings, the amount would be deducted from the amount payable by BBVA. As of April 27, 2015, Dogus received the divided paid to Garanti shareholders of 0.135 Turkish lira per lot.

The Group concluded the purchase on July 27, 2015; once all the necessary regulatory authorizations had been obtained. Following the acquisition of the new shares, the Group’s stake in Garanti stands at 39.9%.

The total price actually paid by BBVA is 8.765 Turkish lira per share (approximately 5,481 million Turkish lira or €1,857 million, applying an exchange rate of 2.9571 Turkish lira to the euro).

In accordance with the IFRS-EU, as a result of the coming into effect of the new agreement, BBVA Group valued the 25.01% stake held previously in Garanti (currently considered as a joint venture and appraised by the equity method) at fair value and consolidate the financial statements of Garanti into the BBVA Group’s consolidated financial statements starting on the date of effective control.

The aforementioned valuation at fair value has had a non-recurring negative impact on the “Gains (losses) on derecognized assets not classified as non-current assets held for sale” (See Note 48 of the Group’s Annual Consolidated Financial Statements) of the BBVA Group’s consolidated income statements for 2015, resulting in a negative net impact on the “Net income attributed to parent company” heading on the consolidated income statement of BBVA Group for 2015 of approximately €1,840 million. The recognition of this accounting impact has not entailed any additional cash divestment for BBVA. Most of this impact consisted of conversion differences due to the depreciation of the Turkish lira against the euro in the period from the initial acquisition by BBVA of 25.01% of Garanti to the takeover. These conversion differences were already registered practically in full as valuation adjustments, lowering BBVA Group’s consolidated equity on that date.

The aforementioned agreements with the Dogus group include an arrangement for the management of the bank and the appointment of most of the members of its Board of Directors by the BBVA Group (7 out of 10). The 39.9% holding in Garanti was consolidated in the BBVA Group because of the cited management agreements.

As of December 31, 2015, Garanti contributed to the consolidated Group with a volume of assets of approximately €90,000 million, of which approximately €55,000 million correspond to “Loans and advances to customers”, and a volume of “Financial liabilities at amortized cost” of approximately €75,000 million.

Garanti’s contribution to the consolidated income statement corresponding to 2015 without considering the valuation at fair value of the holding on the aforementioned date of effective control was €371 million.

The amount contributed by Garanti to the net attributable profit of the Group if said business combination had been made at the beginning of 2015, would be €539 million, excluding the aforementioned valuation at fair value.

While these consolidated annual financial statements were drawn up, the calculation had not concluded to determine, in accordance with IFRS-3, the existence or not of goodwill related to this acquisition, though the Group expects no significant changes in the asset and liability appraisals related to this acquisition.

The Group’s estimate as of December 31, 2015, according to the acquisition method, which compares the fair values assigned to the acquired assets and assumed liabilities of Garanti, together with the identified intangible assets, and the payment in cash made by the Group as consideration for the operation, generated a difference of €622 million, which is entered in the chapter “Intangible Assets – Goodwill” in the consolidated balance as of December 31, 2015 (attached hereto), though, as mentioned above, this estimate is merely temporary. In accordance with IFRS-3, the term to complete the necessary adjustments on the initial acquisition calculation is one year.

Acquisition of Catalunya Banc

On July 21, 2014, the Governing Board of the Fund for Orderly Bank Restructuring (FROB) awarded BBVA, under a competitive bid process, the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

On April 24, 2015, after securing the mandatory regulatory authorizations from the competent authorities, the purchase of 1,947,166,809 shares of Catalunya Banc, S.A. (representing approximately 98.4% of its share capital) was formalized at a price of approximately €1,165 million.

As of December 31, 2015, Catalunya Banc contributed to the consolidated Group with a volume of assets of approximately €40,000 million, of which approximately €19,000 million correspond to “Loans and advances to customers”, and a volume of “Financial liabilities at amortized cost” of approximately €36,000 million.

The amount contributed by Catalunya Banc to the consolidated profit of the Group if said business combination had been made at the beginning of 2015 is not representative.

As of December 31, 2015, according to the acquisition method, the comparison between the fair values assigned at the time of the purchase to the assets and liabilities acquired from Catalunya Banc, together with the identified intangible assets, and the payment in cash made by the Group to FROB as consideration for the operation, generated a difference of €26 million, which is entered in the chapter “Negative goodwill” of the Consolidated Income Statement for 2015. In accordance with IFRS-3, the term to complete the necessary adjustments on the initial acquisition calculation is one year (See Note 18.1 of the Group’s Annual Consolidated Financial Statements).

Divestments

Partial sale of China CITIC Bank Corporation Limited (CNCB)

On January 23, 2015, the BBVA Group announced it had signed an agreement to sell 4.9% of the share capital of China CITIC Bank Corporation Limited (CNCB) to UBS AG, London Branch (UBS); which, in turn signed a number of agreements, according to which the CNCB shares would be transferred to a third party and the final economic beneficiary of the ownership of these shares shall be Xinhu Zhongbao Co. Ltd. (Xinhu).

On March 12, 2015, after securing the mandatory regulatory authorizations from the competent authorities, the purchase was formalized.

The sale price paid by UBS was HKD 5.73 per share, and the total amount was HKD 13,136 million, equivalent to €1,555 million (calculated at the exchange rate of EUR/HK$= 8.45 valid at the close of the operation).

In addition to the 4.9% and until completing 6.34%, different in-market sales were made during 2015. The total impact of said sales on the BBVA Group’s consolidated financial statements is of a net gain of around €705 million. The gross tax gain entered under “Gains (losses) on non-current assets held-for-sale not classified as discontinued transactions” of the attached Consolidated Income Statement for 2015 (See Note 49 of the Group’s Annual Consolidated Financial Statements).

As of December, 31 2015, the book value of the stake held in CNCB rose to €910 million, equivalent to a stake of 3.26%, which is entered in the chapter “Available-for-sale financial asset” of the consolidated balance on said date.

Sale of the stake in Citic International Financial Holdings Limited (CIFH)

On December 23, 2014, the Group signed an agreement to sell its 29.68% stake in Citic International Financial Holdings Limited (CIFH), the unlisted subsidiary of CNCB headquartered in Hong Kong, to China CITIC Bank Corporation Limited. The sale price of this stake was set at HKD 8,162 million.

On August 27, 2015 the sale of said stake was completed with no significant impact on the consolidated earnings of the Group.

1.2.	Identification of dependent institutions with capital resources below the minimum requirement. Possible impediments for transferring capital.

There is no institution in the Group not included in the consolidated Group for the purpose of the solvency regulations whose capital are below the regulatory minimum requirement.

The Group operates in Spain, Mexico, the United States and 30 other countries, largely in Europe and Latin America. The Group’s banking subsidiaries around the world are subject to supervision and regulation (with respect to issues such as compliance with a minimum level of regulatory capital) by a number of regulatory bodies.

The obligation to comply with these capital requirements may affect the capacity of these banking subsidiaries to transfer funds to the parent company via dividends or other means.

In some jurisdictions in which the Group operates, the law lays down that dividends may only be paid with the funds legally available for this purpose.

1.3.	Exemptions from capital requirements at the individual or sub-consolidated level

In accordance with the exemption from capital requirements compliance for Spanish credit institutions belonging to a consolidated group (at individual or subconsolidated level) established in the CRR, the Group obtained exemption from the supervisor on December 30, 2009 for the following companies (this exemption was ratified through ECB decision 1024/2013):

•	Banco Industrial de Bilbao, S.A.

•	Banco de Promoción de Negocios, S.A.

•	BBVA Banco de Financiación, S.A.

•	Banco Occidental, S.A.

2. Capital resources

2.1. Characteristics of the eligible capital

2.2. Amount of capital

2.3. Bank risk profile

2.4. A breakdown of minimum capital requirements by risk type

2.5. Procedure employed in the internal capital adequacy assessment process

2.1. Characteristics of the eligible capital resources

Considered for the purpose of calculating the minimum capital requirements, under the solvency regulations, are the elements and instruments corresponding to Tier 1 capital, which is defined as the sum of ordinary Tier 1 capital (CET1) and additional Tier 1 capital (AT1) as defined in Part Two, Title I, Chapters I to III of the CRR, as well as their corresponding deductions, in accordance with articles 36 and 56, respectively.

Also considered are the elements of Tier 2 capital defined in Part Two of Chapter IV, section I of the CRR. In addition, it considers the deductions to be those defined as such in section II of the same Chapter.

In line with the stipulations of the solvency regulation, the level of ordinary Tier 1 capital essentially comprises the following elements:

a)	Capital and share premium: this includes the elements described in article 26 section 1, articles 27, 28 and 29 of the CRR and the EBA list referred to in article 26 section 3 of the CRR.

b)	Accumulated gains: In accordance with article 26, section 1, letter c), the gains that may be used immediately and with no restriction to cover any risks or losses are included.

c)	Other accumulated income and other reserves: The reserves of consolidated companies (including the associated exchange-rate differences), the valuation adjustments associated with the available-for-sale portfolio and the balance of the equity account that contains remunerations based on capital instruments will be classified mainly under this heading.

d)	Minority shareholdings: The holdings representing minority interests and corresponding to ordinary shares in the companies belonging to the consolidated group are included for the part that has actually been fully paid up, based on the limits established in the CRR.

e)	Temporary benefits: the net income referring to the perimeter of credit institutions, deducting the amount corresponding to interim and final dividend payments, is included, as set out in article 26, section 2 of the CRR.

Capital is, moreover, adjusted mainly through the following deductions:

f)	Additional value adjustments: The adjustments originated by the prudent valuation of the positions at fair value are included, as set out in article 105 of the CRR.

g)	Intangible assets: these are included net of the corresponding liabilities for taxes, as set out in article 36, section 1, letter b) and article 37 of the CRR.

h)	Deferred tax assets: these are assets for deferred taxes that depend on future returns, excluding those deriving from temporary differences (net of the corresponding liabilities for taxes when the conditions established in article 38, section 3 of the CRR are met), as per article 36, section 1, letter c) and article 38 of the CRR.

i)	Expected losses in equity instruments: the losses arising from the calculation of risk-weighted exposures through the method based on internal ratings are included, as set out in article 36, section 1, letter d) of the CRR.

j)	Profit or losses for liabilities valued at fair value: those derived from changes in asset quality, in accordance with article 33, letter b) of the CRR.

k)	Direct and indirect holdings of own instruments: the shares and other securities booked as own funds that are held by any of the Group’s consolidated institutions are considered, together with those held by non-consolidated institutions belonging to the economic group, as set out in article 33, section 1, letter f) and article 42 of the CRR.

l)	Securitization: securitizations that receive a risk weighting of 1.250% are included, as set out in article 36, section 1, letter k), subsection ii) of the CRR.

m)	Temporary adjustments of ordinary Tier 1 capital: this includes unrealized profit and losses valued at fair value, as set out in article 467 and 468 of the CRR.

n)	Qualifying deductions of ordinary Tier 1 capital: this includes the deductions that exceed the additional Tier 1 capital, as described in article 36, section 1, letter b) of the CRR.

The application of some of the above deductions (mainly intangible assets and LCFs) shall be carried out gradually over a transition period of 5 years in general (phased in), as set out in the current regulation.

Other deductions that may be applicable could comprise significant stakes in financial institutions and assets for deferred taxes arising from temporary differences that exceed the 10% limit of the CET1, and the deduction for exceeding the overall 17.65% limit of the fully loaded CET1 according to article 48, section 2 of the CRR.

In addition, the Group includes as total eligible capital the additional Tier 1 capital instruments defined in articles 51 and 484 of the CRR, including the corresponding adjustments, in accordance with article 472 of the CRR:

o)	Equity instruments and issue premiums classified as liabilities: This heading includes the perpetual contingent convertible securities that meet the conditions set out in article 52, section 1 of the CRR.

p)	Elements referred to in article 484, section 4 of the CRR: This section includes the preferred securities issued by the Group.

q)	Temporary adjustments of additional Tier 1 capital: This includes the adjustments considered in article 472 of the CRR as measures established for gradual adoption of the new capital ratios.

Lastly, the entity also includes in its capital resources the eligible Tier 2 capital. This is largely made up of the following elements:

r)	Subordinated debt received by the Group: understood as that which, for credit seniority purposes, comes behind all the common creditors. The issues, moreover, have to fulfill a number of conditions which are laid out in article 63 of the CRR.

s)	Instruments and elements issued or considered acceptable as capital before December 31, 2011: Tier 2 capital includes the subordinated debt received by the Group that does not meet the conditions set out in article 63 of the CRR, but is acceptable in the transitional regulatory capital under article 484 of the CRR.

t)	Qualifying capital instruments included in the consolidated Tier 2 capital, issued by affiliates and held by third parties: these instruments are included as set out in articles 87 and 88 of the CRR.

u)	Surplus resulting between value adjustments for asset impairment plus allowances for losses calculated as per the IRB method on the losses they are expected to incur: the aforementioned surplus includes the part that is below 0.6% of the risk-weighted exposures calculated according to the IRB method.

It will also include the book balances of generic allowances referring to securitized exposures which have been excluded from the risk-weighted exposures calculation under the IRB method, for the part not exceeding 0.6% of the risk-weighted exposures that would have corresponded to these securitized exposures, had they not been excluded. There is no treatment defined for the surplus of allowances over expected loss in portfolios assessed under the IRB approach above the 0.6% limit.

The book balance for generic allowances for losses reached in keeping with the accounting regulations and which corresponds to those portfolios to which the standardized approach is applied, for an amount up to 1.25% of the weighted risks that have been the basis for the coverage calculation, is also considered as eligible additional capital.

Generic allowances for losses for those securitized assets that have been excluded from the risk-weighted exposures under the standardized approach are also eligible up to a limit of 1.25% of the weighted risks that would have corresponded to them, had they not been excluded. The surplus over the 1.25% limit is deducted from exposure.

Annex VI to this report presents the Group’s issues of perpetual contingent convertible securities and issues of preference shares, which as explained above, form part of additional Tier 1 capital:

This annex also details the Group’s issues of subordinated debt as of December 31, 2015, calculated as Tier 2 capital:

2.2. Amount of capital

The accompanying table shows the amount of eligible capital, net of deductions, of the different elements comprising the capital base:

TABLE 5: Amount of capital

(Millions of euros) Eligible capital resources	12/31/2015	12/31/2014
a) Capital and share premium	27,112	27,016
b) Retained earnings	21,022	18,813
c) Other accumulated earnings (and reserves)	(1,904)	(1,272)
d) Minority interests	7,143	1,886
e) Net attrib. profit and interim and final Group dividends	1,456	1,871
Ordinary Tier 1 Capital before other reglamentary adjustments	54,829	48,314
f) Additional value adjustments	(195)	(340)
g) Intangible assets	(3,901)	(1,747)
h) Deferred tax assets	(75)	(28)
i) Expected losses in equity	(31)	(44)
j) Profit or losses on liabilities measured at fair value	(136)	(67)
k) Direct and indirect holdings of own instruments	(511)	(588)
l) Securitizations tranches at 1250%	(89)	(158)
m) Temporary CET1 adjustments	(788)	(724)
n) Admisible CET1 deductions	(549)	(2,786)

Total Common Equity Tier 1 regulatory adjustments	(6,275)	(6,482)

Common Equity Tier 1 (CET1)	48,554	41,832
o) Equity instruments and share premium classified as liabilities	4,439	2,735
p) Items referred in Article 484 (4) of the CRR	862	1,470
Additional Tier 1 before reglamentary adjustments	5,302	4,205
q) Temporary adjustments Tier 1	(5,302)	(4,205)

Total reglamentary adjustments of Additional Tier 1	(5,302)	(4,205)

Additional Tier 1 (AT1)	—	—
Tier 1 (Common Equity Tier 1+Additional Tier 1)	48,554	41,832
r) Equity instruments and share premium	2,006	2,223
s) Amount of the admissible items, pursuant to Article 484	429	604
t) Admissible shareholders’ funds instruments included in consolidated Tier 2 issued by subsidiaries and held by third parties	5,716	5,366
-Of which: instruments issued by subsidiaries subject to ex-subsidiary stage	(99)	1,051
u) Credit risk adjustments	3,496	2,793
Tier 2 before reglamentary adjustments	11,646	10,986
Tier 2 reglamentary adjustments	—	—
Tier 2	11,646	10,986

Total Capital (Total capital = Tier 1 + Tier 2)	60,200	52,818

Total RWA’s	401,285	350,802

CET 1 (phased-in)	12.1%	11.9%
CET 1 (fully-loaded)	10.3%	10.4%
Tier 1 (phased-in)	12.1%	11.9%
Tier 1 (fully-loaded)	11.6%	11.1%
Total Capital (phased-in)	15.0%	15.1%
Total Capital (fully-loaded)	14.4%	14.2%

The process followed is shown below, according to the recommendations issued by the EBA and in line with the exercise of transparency conducted by the Bank. Based on the shareholders’ equity reported in the Group’s Annual Consolidated Financial Statements and by applying the deductions and adjustments shown in the table below, the regulatory capital figure for solvency purposes is arrived at:

TABLE 6: Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

	12/31/2015	12/31/2014
(Millons of euros) Elegible capital	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter
Total shareholders’s funds (public balance sheet)	50,640	49,447
Capital	3,120	3,024
Share premium	23,992	23,993
Reserves	22,512	20,936
Other equity instruments	35	67
Own shares in portfolio	(309)	(350)
Attributed net income	2,642	2,618
Attributed dividend	(1,352)	(841)

Total equity (public balance sheet)	55,440	51,610

Valuation adjustments	(3,349)	(348)
Minority interests	8,149	2,511

Shares and other eligible preferred securities	5,302	4,205

Deductions	(4,411)	(1,872)

Goodwill and other intangible assets	(3,901)	(1,748)
Fin. treasury stock	(95)	(124)
Indirect treasury stock	(415)

Equity not eligible at solvency level	(828)	(3,707)

Valuation adjustments not eligible as basic capital	(788)	(3,567)

Capital gains from the Sovereign AFS fixed-income portfolio	(796)	(2,713)
Capital gains from the AFS equity portfolio	8	(854)
Valuation adjustments not eligible as basic capital (minority)	—	(140)
Minority interests valuation adjustments	—	(14)
Remuneration of the Aditional Level 1 equity instruments	—	(126)
Perimeter differences	(40)

Other adjustments and deductions	(1,647)	(1,414)

Tier 1 (before deductions)	53,856	48,822

(-) Tier 1 deductions	(5,302)	(6,990)

Tier 1	48,554	41,832

2.3. Bank risk profile

BBVA Group has a General Risk Control and Management Model (hereinafter, “the Model”) adapted to its business model, organization and the geographical areas in which it operates. It allows it to operate within the framework of the control and risk management strategy defined by the Bank’s company bodies and adapt to an economic and regulatory environment, addressing management globally and adapted to the circumstances at any particular time. The Model establishes a system of risk management that is adapted to the entity’s risk profile and strategy.

The risks inherent in the business that make up the risk profile of BBVA Group are as follows:

•	Credit risk: Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes counterparty risk, issuer credit risk, liquidation risk and country risk.

•	Counterparty risk: Counterparty risk originates in the possibility of losses derived from positions in derivatives and repos.

•	Market risk: Market risk originates in the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in trading activity.

•	Operational risk: Operational risk is defined as the one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk, but excludes strategic and/or business risk and reputational risk.

•	Structural risks: These are divided into structural interest-rate risk (movements in interest rates that cause alterations in an entity’s net interest income and book value) and structural currency risk (exposure to variations in exchange rates originating in BBVA Group’s foreign companies and in the provision of funds to foreign branches financed in a different currency to that of the investment).

•	Liquidity risk: risk of an entity having difficulties in duly meeting its payment commitments, and where it does not have to resort to funding under burdensome terms which may harm the bank’s image or reputation.

The chart below shows the total risk-weighted assets broken down by type of risk as of December 31, 2015:

CHART 1: RWAs distribution by risk type

2.4. A breakdown of minimum capital requirements by risk type

In accordance with article 92 of the CRR, the entities must at all times comply with the following capital requirements:

a.	Ordinary Tier 1 capital ratio of 4.5%, obtained as the level of ordinary Tier 1 capital expressed as a percentage on the total amount of risk-weighted assets.

b.	Ordinary Tier 1 capital ratio of 6%, obtained as the level of ordinary Tier 1 capital expressed as a percentage on the total amount of risk-weighted assets.

c.	Total capital ratio of 8%, obtained as the capital expressed as a percentage on the total amount of risk-weighted assets.

Regardless of article 92 of the CRR, after the Supervisory Review and Evaluation Process (SREP), the minimum ordinary Tier 1 capital level should be 9.5%.

The total amount of capital requirements is made up mainly of the following items:

•	Credit and dilution risk

Credit risk is the possible loss assumed by an economic agent as a result of failure to comply with the contractual obligations of the counterparties with which it interacts. When calculating the risk-weighted exposures, the credit institutions may apply the standard method or the method based on internal ratings, when allowed by the competent authorities.

•	Counterparty risk

Counterparty risk-weighted exposures corresponding to repo and derivative operations (section 5.3. of the present document).

•	Market risk

Market risk arises from losses in the value of an asset associated with the fluctuation of its price on the market.

•	Exchange-rate risk

Exchange-rate risk arises when an economic agent places part of its assets in a currency or financial instrument denominated in a currency different from the one used by that agent for its day-to-day transactions.

•	Credit valuation adjustment risk

The capital requirements with respect to the credit valuation adjustment risk resulting from OTC derivative instruments that are not credit derivatives recognized for the purpose of reducing the amount of credit risk-weighted exposures.

•	Operational risk

The capital requirements determined in accordance with title III of the CRR, with respect to operational risk.

In addition, as stated in the introductory section of the present document, Basel III, unlike the previous framework, introduces capital buffers as a complement to the minimum capital requirements. A transition period ending in 2019 has been established to facilitate the adaptation of financial institutions to the minimum capital requirements.

The third part of the CRR sets out the capital requirements, in accordance with the new Basel III framework, as well the techniques for calculating the different minimum regulatory capital ratios.

Below is the total capital requirements broken down by type of risk as of December 31, 2015 and December 31, 2014. The total amount for credit risk includes the positions in securitizations (standardized and advanced measurement approaches) and the holding in equities.

TABLE 7: Capital requirements by risk type

Exposure categories and risk types	Capital Amount dic-15	Capital Amount dic-14	RWA’s (1) dic-15	RWA’s (1) dic-14
Credit risk	18,299	14,194	228,737	177,424

Central governments or central banks	2,814	2,388	35,174	29,850
Regional governments or local authorities	240	264	2,996	3,300
Public sector entities	108	107	1,349	1,338
Multilateral Development Banks	2	2	25	25
Institutions	458	211	5,730	2,638
Corporates	8,096	5,314	101,195	66,397
Retail	2,954	2,458	36,929	30,725
Secured by mortgages on immovable property	1,640	1,581	20,497	19,763
Exposures in default	376	436	4,706	5,450
Items associated with particularly high risk	11	12	143	150
Covered bonds	31	10	393	125
Short-term claims on institutions and corporate	58	34	727	425
Collective investments undertakings (CIU)	5	1	67	13
Other exposures	1,504	1,378	18,806	17,225

Securitized positions	84	85	1,049	1,063

Securitized positions	84	85	1,049	1,063

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	18,383	14,279	229,787	178,487

Credit risk	7,827	7,589	97,837	94,858
Central governments or central banks	18	30	224	376
Institutions	866	994	10,826	12,425
Corporates	5,089	4,880	63,607	60,998
Of which: SME	999	887	12,487	11,084
Of which: Specialised lending	813	842	10,165	10,520
Of which: Other	3,276	3,151	40,954	39,394
Retail	1,854	1,685	23,180	21,059
Of which: Secured by real estate collateral, SME	35	26	441	321
Of which: Secured by real estate collateral, non-SME	958	808	11,970	10,099
Of which: Qualifying revolving retail	594	576	7,420	7,203
Of which: Other retail assets, SME	118	77	1,475	965
Of which: Other retail assets, non– SME	150	198	1,874	2,471

Equity	1,562	1,749	19,522	21,865

By method:			–
Of which: Simple Method	959	787	11,993	9,840
Of which: PD/LGD Method	498	833	6,230	10,417
Of which: Internal Models	104	129	1,299	1,609

By nature:			–
Of which: Exchange-traded equity instruments	1,133	822	14,157	10,280
Of which: Non-trading equity instruments in sufficiently diversified portfolios	429	927	5,365	11,585

Securitized positions	28	57	345	712

Securitized positions	28	57	345	712

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	9,416	9,395	117,704	117,435

TOTAL ECC’S DEFAULT GUARANTEE FUND CONTRIBUTION	41	–	511	–

TOTAL CREDIT RISK	27,840	23,674	348,002	295,922

Standardized:	224	234	2,801	2,925
Of which: Price Risk from fixed-income positions	189	202	2,368	2,525
Of which: Price risk for securitizations	2	2	26	25
Of which: Correlation price risk	6	6	76	75
Of which: Price Risk from equity portfolios	22	24	271	300
Of which: Commodities risk	5	–	59	–
Advanced: Market Risk	748	712	9,355	8,900

TOTAL TRADING-BOOK ACTIVITY RISK	972	946	12,156	11,825

EXCHANGE RATE RISK (STANDARDIZED APPROACH)	320	732	4,003	9,150

RISK DUE TO CVA ADJUSTMENT	307	360	3,833	4,498

OPERATIONAL RISK	2,663	2,352	33,291	29,406

CAPITAL REQUIREMENTS	32,103	28,064	401,285	350,802

(1)	Corresponding temporary Risk Weighted Assets (phased-in)
(*)	Calculated as 8% RWAs
(**)	Under CET 1 requirements (9,5%) after the supervisory evaluation process (SREP), total requirements are 38.122 millons of euros

2.5. Procedure employed in the internal capital adequacy assessment process

To comply with the requirement of Pillar II of the Basel Accord, BBVA carries out the internal capital adequacy assessment process in accordance with the supervisor’s guidelines.

The Group’s budgeting process is where it makes the calculations both for economic capital at risk allocated by the different business areas and for the regulatory capital base.

Economic capital is calculated by internal models that collect the historical data existing in the Group and calculate the capital necessary for pursuit of the activity adjusted for risks inherent to it. These calculations include additional risks to those contemplated in regulatory Pillar I.

The following points are assessed within the internal capital adequacy assessment process:

•	Systems of risk governance, management and control: Review of the corporate risk management culture, Internal Audit and capital governance. The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different units operate.

•	The Group’s risk profile: Measurement of the risks (including credit, operational, market, liquidity and other asset and liability risks) and quantification of the capital necessary to cover them. The analysis and valuation of the Bank’s risk profile is supported by a description of the current situation and projections by type of risk described. The valuation is supported by both quantitative data and qualitative factors.

•	Capital resources target: Capital distribution between the Group’s companies and the targets set for it. The capital management policies designed to comply with these objectives include: regular estimates of capital needs; continuous management of the capital structure; and concentration of the capital surpluses in the Group’s parent.

•	Capital planning: A projection is made of the Group’s capital base and that of the parent company and its main subsidiaries for the next three years and capital sufficiency is analyzed in accordance with the regulatory requirements and objectives set by the Bank at the end of the period.

Furthermore, a stress test is performed using a scenario in which macroeconomic values are estimated for an environment of greater economic downturn than the one budgeted, as determined by BBVA Research, and the consequences of this on the Group’s activity (increased NPA, lower activity levels, higher volatility in the financial markets, falls in the stock market, operating losses, liquidity crises, etc.) and its impact on the capital base (earnings, reserves, capacity to issue equity instruments, allowances, risk-weighted assets, etc.).

Estimations are also made on the possible cyclical nature of the models used. The stress scenarios cover recession situations in sufficiently long periods (20-30 years). Finally, backtesting is carried out on the data presented for the previous year.

•	Future action program: If the conclusions of the report so require, corrective actions are programmed that enable the Bank’s equity situation to be optimized in view of the risks analyzed. The main programs for future action are focused on models of: credit risk, operational risk, market risk, real-estate risk and integration in management.

This process concludes with a document which is made available to the supervisor every year, for supervision of the targets and the action plan presented, enabling a dialog to be set up between the Supervisor and the Group concerning capital and solvency.

3. Risks

3.1. General risk control and management model

3.1.1.	Governance and organization

3.1.2.	Risk Appetite

3.1.3.	Decisions and processes

3.1.4.	Evaluation, monitoring and reporting

3.1.5.	Infrastructure

3.1.6.	Risk culture

3.2. Credit and counterparty risk

3.2.1.	Scope and nature of the credit risk measurement and reporting systems

3.2.2.	Definitions and accounting methodologies

3.2.3.	Information on credit risks

3.2.4.	Information on the standardized approach

3.2.5.	Information on the IRB method

3.2.6.	Information on counterparty risk

3.2.7.	Information on securitizations

3.2.8.	Information on credit risk mitigation techniques

3.2.9.	RWA density by geographical area

3.3. Market risk

3.3.1.	Scope and nature of the market risk measurement and reporting systems

3.3.2.	Differences in the trading book for the purposes of applying the solvency regulations and accounting criteria

3.3.3.	Standardized approach

3.3.4.	Internal models

3.4. Structural risk in the equity portfolio

3.4.1.	Scope and nature of the structural risk in the equity portfolio measurement and reporting systems

3.4.2.	Differentiation between portfolios held for sale and those held for strategic purposes

3.4.3.	Accounting policies and instrument valuation

3.4.4.	Value of equity investments

3.4.5.	Exposure in equity investments and capital instruments

3.5. Structural exchange-rate risk

3.5.1.	Scope and nature of the exchange-rate risk measurement and reporting systems

3.6. Interest-rate risk

3.6.1.	*****Scope and nature of the interest-rate risk measurement and reporting systems

3.6.2.	Nature of interest-rate risk and key hypotheses

3.6.3.	Variations in interest rates

3.7. Liquidity Risk

3.7.1.	Scope and nature of the liquidity risk measurement and reporting systems

3.7.2.	Governance and monitoring

3.7.3.	Liquidity and funding performance in 2015

3.7.4.	Liquidity and funding prospects

3.7.5.	Assets committed in finance transactions

3.8. Operational risk

3.8.1.	Scope and nature of the operational risk measurement and reporting systems

3.8.2.	Operational Risk definition

3.8.3.	Operational Risk methodology

3.8.4.	Model based on 3 lines of defense

3.8.5.	Principles of BBVA’s Operational Risk management model

3.8.6.	Methods employed

3.8.7.	The Group’s operational risk profile

3.8.8.	Main variations in the period

3.1. General risk control and management model

BBVA Group has a General Risk Control and Management Model (hereinafter, “the Model”) adapted to its business model, organization and the geographical areas in which it operates. It allows it to operate within the framework of the control and risk management strategy defined by the Bank’s company bodies and adapt to an economic and regulatory environment, addressing management globally and adapted to the circumstances at any particular time. The Model establishes a system of risk management that is adapted to the entity’s risk profile and strategy.

This Model is applied comprehensively in the Group and is made up of the basic elements set out below:

•	Governance and organization

•	Risk Appetite

•	Decisions and processes

•	Evaluation, monitoring and reporting

•	Infrastructure

•	Risk culture

The Group promotes the development of a risk culture that ensures the consistent application of the risk control and management Model within the Group and guarantees that the risk function is understood and permeates throughout all the levels of the organization.

3.1.1. Governance and organization

The risk governance model in BBVA is characterized by the strong involvement of its corporate bodies, both in establishing the risk strategy and in the continuous monitoring and supervising of its implementation.

Thus, as explained below, it is the corporate bodies that approve the risk strategy and the corporate policies for the different types of risks. The risk function is responsible within the scope of its management for implementing and developing the risk strategy, being answerable for it to the corporate bodies.

The responsibility for the day-to-day management of risks corresponds to the businesses, which engage in their business following the policies, rules, procedures, infrastructures and controls that are based on the framework set by the company bodies and defined by the risk function.

To carry out this work adequately, the risk function in the BBVA Group has been set up as a single, global function that is independent of the commercial areas.

3.1.1.1. Corporate governance layout

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different units operate.

The Board of Directors (hereinafter “the Board) approves the risk strategy and supervises the internal control and management systems. Specifically, the strategy approved by the Board includes at least the statement of the Group’s Risk Appetite, the fundamental metrics and the basic structure of limits by geographical areas, risk types and asset classes, as well as the bases of the risk control and management Model. The Board also ensures that the budget is aligned with the approved Risk Appetite.

On the basis established by the Board of Directors, the Executive Committee approves the specific corporate policies for each type of risk. In addition, this committee approves the Group’s risk limits and monitors them. It is informed both of the overruns of the limits and of any appropriate corrective measures that have been taken.

Finally, the Board of Directors has created a specialized committee for risks, the Risks Committee (RC). This committee analyzes and monitors risk periodically in the area of the attributions of the corporate bodies, and assists the Board of Directors and the Executive Committee in determining and monitoring the risk strategy and corporate policy strategy, respectively. Among its most important work is detailed control and monitoring of the risks affecting the Group overall, which allows it to ensure that the risk strategy is effectively integrated into management and the corporate policies approved by the corporate bodies are applied.

The head of the risk function in the executive line, the Corporate Risk Officer (CRO) carries out his work with the independence, authority, rank and resources required. He is appointed by the Bank’s Board of Directors, as a member of its senior management, and has direct access to its corporate bodies (the Board of Directors, the Executive Committee and the Risks Committee), to which he reports regularly on the risk situation in the Group.

To perform his functions better, the CRO is supported by a structure made up of cross-cutting risk units in the corporate area and specific risk units in the Group’s geographical and/or business areas. Each of these units has its own Risk Manager in charge of the geographical and/or business areas, who within the scope of his competence, carries out the functions of risk management and control and is responsible for applying the corporate policies and rules approved at Group level consistently, while adapting them if necessary to local requirements and reporting these matters to the local corporate bodies.

The Risk Managers of the geographical and/or business areas answer to both the CRO and the head of the geographical and/or business area. This system of co-dependence aims to ensure the interdependence of the local risk function from the operational functions, and allows them to be aligned with the Group’s corporate policies and objectives with respect to risks.

3.1.1.2. Organizational and committee structure

As mentioned above, the risk function comprises the corporate area risk units, which carry out cross-cutting functions, and the risk units of the geographical and/or business areas.

•	The corporate area risk units develop and submit to the Corporate Risk Officer (CRO) the proposal for the Group’s Risk Appetite, the corporate policies, rules, procedures and global infrastructures within the framework of action approved by the corporate bodies; they ensure their correct application and report directly or through the CRO to the Bank’s corporate bodies. Among their functions are:

•	Management of the different types of risks at Group level, in accordance with the strategy defined by the corporate bodies.

•	Planning of risks in line with the Risk Appetite principles defined by the Group.

•	Monitoring and control of the Group’s risk profile in relation to the Risk Appetite approved by the Bank’s corporate bodies, providing precise and reliable information with the frequency and in the format required.

•	Carrying out prospective analyses that can evaluate compliance with the Risk Appetite in stress scenarios and analyze the mechanisms for mitigating the effect.

•	Management of the technological and methodological developments required for development of the Model in the Group.

•	Articulating Group’s Internal Risk Control model and defining the methodology, corporate criteria and procedures to identify and prioritize the risk inherent to each unit’s activities and processes.

•	Validation of the models used and the results obtained by them to verify whether they are appropriate to the different uses to which they are applied.

•	The risks units in the business areas develop and submit to the Risk Manager of the geographical and/or business area the proposed Risk Appetite applicable in each geographical and/or business area, with autonomy and always within the Group’s Risk Appetite.

At the same time, they ensure that the approved corporate policies and rules are applied consistently at Group level, adapting them where appropriate to local requirements; they are provided with the adequate infrastructures for the control and management of their risks and report, where appropriate, to the corporate bodies and senior management.

Thus the local risk units work with the corporate risk units with the aim of adapting to the risk strategy at Group level and pooling all the information necessary to monitor changes in risks.

The risk function’s decision-making process is based on a committee structure. The Global Risk Management Committee (GRMC) is the main committee in the risk function. It proposes, checks, and approves, where appropriate, items such as the internal regulatory framework for risks, the procedures and infrastructures needed to identify, evaluate, measure and manage the risks faced by the Group in carrying out its business, and the admission of the operations with the most relevant risks.

The members of this Committee are the CRO and the heads of the risk units of the corporate area and the most representative geographical and/or business areas.

The Global Risk Management Committee (GRMC) operates through various support committees, including the following:

•	Global Technical Operations Committee: Its aim is to take decisions related to wholesale credit risk admission from certain customer segments.

•	Information, Monitoring & Reporting Committee: Guarantees the existence and proper development of the aspects relating to information management, risk tracking and reporting with a comprehensive and cross-cutting approach.

•	Asset Allocation Committee: An executive body for analysis and decision-making on all those issues related to credit risks that are linked to the processes designed to obtain a balance between risk and profitability in accordance with the Group’s Risk Appetite.

•	Technology and Methodologies Committee: Its aim is to determine the need for new models and infrastructures, and to guarantee decision-making related to the development and implementation of the tools required to manage all the risks to which the Group is exposed.

•	Corporate Technological Risks and Operational Control Committee: The aim is to approve the Technological Risk Management and Operational Control Frameworks, in accordance with the General Risk Model, and monitor the metrics, risk profiles and operational loss events.

•	Global Market Risk Unit Committee: The aim is to formalize, supervise and communicate the monitoring of trading risk in all the Global Markets business units.

•	Corporate Operational Risk Admission and Outsourcing Committee: its purpose entails the identification, evaluation and analysis of the operational risks of new businesses, new products and services and outsourcing initiatives.

The following chart illustrates the risk management-related functions of each Committee at the BBVA Group:

CHART 2: BBVA Group’s risk management government and organization

Each geographical and/or business area has its own risk management committee (or committees), with objectives and content similar to those of the corporate area, which develop their functions consistently and in line with the corporate policies and regulations on risks.

Within this organizational scheme, the risk function ensures the integration and application across the whole Group of a consistent risk strategy, regulatory framework, infrastructures and risk controls, while benefiting from customer insight and the proximity of each geographical and/or business area and transmitting the corporate culture on this matter to the Group’s different organizational levels.

3.1.1.3. Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit. Its main function is to ensure there is a sufficient internal regulatory framework, a process and measures defined for each type of risk identified in the Group (and for those other types of risk for which the Group may be potentially affected). It controls their application and operation, as well as ensuring the integration of the risk strategy into the Group’s management.

The Internal Risk Control unit is independent of the units that develop the risk models, manage processes and execute controls. Its scope of action is global, from the geographical point of view and the type of risks.

The Group’s Internal Risk Control Director is responsible for the function; he reports its activities and informs the CRO and the Board’s Risks Committee of its work plans, as well as assisting the Board on such matters as it requires.

For these purposes the Risks area also has a Technical Secretary’s Office, which is also independent of the units that develop the risk models, manage the processes and execute the controls. The Technical Secretary’s Office offers the Committee the technical support it needs to perform its duties better.

The unit has a structure of teams at both corporate level and in the most relevant geographical areas in which the Group operates. As in the case of the Corporate Area, local units are independent of the business areas that execute the processes, and of the units that execute the controls, and report functionally to the Internal Risk Control unit. This unit’s lines of action are established at Group level, and it is responsible for adapting and executing them locally, as well as for reporting the most relevant aspects.

In addition, the Group has an Internal Validation unit, which is also independent of the units that develop the risk models and of those that use them in management. Its functions include revision and independent validation at internal level of the models used for the control and management of risks in the Group.

3.1.2. Risk appetite

The Group’s Risk Appetite as approved by the Board of Directors determines the risks and their level that the Group is prepared to assume to achieve its business objectives. These risks are expressed in terms of capital, financial structure, profitability, recurring revenue, cost of risk and other metrics. The determination of Risk Appetite has the following objectives:

•	Make explicit the Group’s strategy and the maximum levels of risk that the Group is prepared to assume, both at Group level and at geographical and/or business level.

•	Establish guidelines for action and a management framework for the medium-long term that prevents actions (both at Group and geographical and/or business level) that may compromise the Group’s future viability.

•	Establish a framework for relating with the geographical and/or business areas, that preserves their decision-making autonomy while ensuring their consistent performance and preventing divergent behavior.

•	Establish a common language across the whole organization and develop a risk culture geared toward compliance with it.

•	Alignment with the new regulatory requirements, making communication with regulators, investors and other stakeholders easier, thanks to an integrated and stable risk management framework.

Risk Appetite is manifested through the following elements:

•	The Risk Appetite Statement: it includes the general principles of the Group’s risk strategy and the target risk profile.

BBVA’s risk policy is aimed at maintaining the risk profile made explicit in the Group’s Risk Appetite Statement, which is manifested in a series of metrics that approximate it (Fundamental Metrics and Limits).

•	Fundamental Metrics: they set out in quantitative terms the principles and target risk profile included in the Risk Appetite statement.

•	Limits: they provide a structure for the Risk Appetite at the level of the geographical and/or business areas, legal entities, risk types, or any others that are considered appropriate, allowing them to be integrated into management.

The corporate risks area works with the different geographical and/or business areas to define their Risk Appetite so that it is coordinated across the group and to ensure that the profile is in line with the definition.

The BBVA Group assumes a certain level of risk in order to provide financial services and products for its customers and obtain attractive levels of return for shareholders. The organization has to understand, manage and control the risks it assumes.

The aim of the organization is not to eliminate all risks, but to assume a prudent level of risks that allows it to generate returns while maintaining acceptable capital and fund levels and generating recurrent earnings.

BBVA’s Risk Appetite expresses the levels and types of risk that the Bank is prepared to assume to carry out its strategic plan without significant deviations, even in situations of tension. The Risk Appetite is integrated into management and determines the basic lines of the Group’s activity, as it establishes the framework within which the budgeting process is developed.

CHART 3: Risk Appetite

3.1.2.1. Fundamental Metrics

These are the metrics that characterize the entity’s objective behavior (defined in the statement), allowing an expression of the risk culture at all levels in a systematic and comprehensible way. They synthesize the entity’s objectives and so they are useful for communicating with the stakeholders.

The fundamental metrics are strategic, propagated across the whole Group, comprehensible and easy to calculate, objectifiable at the business/geographical area level and subject to future projections. Examples of said metrics are detailed in the chart above (core metrics).

3.1.2.2. Limits

Metrics that determine the strategic positioning of the entity for the different risk types: credit, ALM (Asset & Liability Management), liquidity, markets, operational, etc. The following aspects differentiate these metrics from Fundamental Metrics:

1.	They are levers for achieving the result: They are a management tool that responds to a strategic positioning and that must be aimed at allowing compliance with the Fundamental Metrics, even under adverse scenarios.

2.	Risk metrics: A greater level of specialization. They do not necessarily have to be used across the whole Group.

3.	Independent of the cycle: May include metrics with a limited correlation with the economic cycle, allowing comparability that is isolated from the specific macroeconomic situation.

They are therefore levers for remaining within the thresholds defined in the fundamental metrics and used to manage day-to-day risk. They include tolerance limits, sublimits and alerts established at the business/geographical, portfolio and product level.

During 2015, Risk Appetite metrics trended consistently with the profile established according to the operating limits set or marked by the different areas in the organization.

3.1.3. Decisions and processes

The transfer of Risk Appetite to ordinary management is supported by three basic aspects:

•	A standard body of regulations

•	Risk planning

•	Integrated risk management throughout their life cycle

3.1.3.1. A uniform body of regulations

The corporate GRM area is responsible for defining and developing corporate policies, specific regulations, procedures and schemes for delegation according to which the risk decisions have to be adopted within the Group

This process aims for the following objectives:

•	Hierarchy and structure: information that is well structured through a clear and simple hierarchy that allows dependent documents to be related to each other.

•	Simplicity: adequate and sufficient number of documents.

•	Uniformity: uniform number and content of documents.

•	Accessibility: easy search and access to documentation through the Corporate Risk Management Library.

The approval of corporate policies for all kinds of risks corresponds to the Bank’s corporate bodies, while the corporate risk area approves the rest of the regulations.

The risk units of the geographical and/or business areas comply with this body of regulations and, where necessary, adapt it to local requirements, in order to have a decision-making process that is appropriate to the local level and in line with the Group’s policies.

If such adaptation is necessary, the local risks area must inform the corporate GRM area, which has to ensure consistency in the body of regulations at Group level. Where appropriate, it must thus give its prior approval to the modifications proposed by the local risk areas.

3.1.3.2. Risk planning

Risk planning ensures integration in Risk Appetite management through a cascade process of establishing limits, where the function of corporate area and geographical and/or business area risk units is to guarantee this process is aligned with the Group’s Risk Appetite.

It is equipped with tools for aligning and tracking the Risk Appetite defined at the aggregated level by business areas, legal entities, risk types, concentrations and any other level considered necessary.

The process of risk planning is present within the rest of the Group’s planning framework to ensure the coherence of all the other processes.

3.1.3.3. Day-to-day risk management

All risks must be managed in an integrated fashion during their life cycle, based on differentiated treatment according to their type.

The risk management cycle is made up of 5 elements:

•	Planning: its aim is to ensure the Group’s activities are consistent with the objective risk profile and to guarantee solvency in carrying out the strategy.

•	Evaluation: process focused on identifying all the risks inherent in the activities carried out by the Group.

•	Formalization: includes the phases of origination, approval and formalization of the risk.

•	Monitoring and Reporting: continuous and structured risk monitoring, and preparation of reports for internal and/or external consumption (market, investors, etc.).

•	Active portfolio management: focused on identifying business opportunities, in both existing portfolios and in new markets, businesses or products.

3.1.4.	Evaluation, monitoring and reporting

Evaluation, monitoring and reporting is a cross-cutting element that has to ensure that the Model has a dynamic and anticipatory vision, making possible compliance with the Risk Appetite approved by the corporate bodies, even under unfavorable scenarios. This process covers all the material risk categories and has the following objectives:

•	Evaluate compliance of the Risk Appetite at the present time, through monitoring of the fundamental metrics and limits.

•	Evaluate compliance of the Risk Appetite in the future through projection of the Risk Appetite variables, both in a baseline scenario determined by the budget, and in a specific risk scenario determined by stress tests.

•	Identify and value the risk factors and scenarios that may compromise compliance of the Risk Appetite through the development of a repository of risks and an analysis of their impact.

•	Act to mitigate the impact on the Group of the risk factors and scenarios identified, ensuring the risk remains within the target risk profile.

•	Monitor the key variables that directly do not form part of Risk Appetite, but that condition its compliance. These may be both external and internal.

The following phases have to be developed to carry out this process:

•	Identification of the risk factors, which has the aim of generating a map with the most relevant risk factors that could compromise the Group’s performance with respect to the thresholds defined in the Risk Appetite.

•	Evaluation of the impact: Consists of evaluating what impact the materialization of one or more risk factors identified in the previous phase could have on the Risk Appetite metrics, if a given scenario occurs.

•	Response to undesirable situations and proposed measures for adjusting the situation: The overruns of the thresholds will be associated with an analysis of the measures for adjustments at the corresponding level that allow a dynamic management of the situation, even before it takes place.

•	Monitoring: Aims to avoid ex ante losses through supervision of the Group’s current risk profile and the risk factors identified.

•	Reporting: Aims to give information on the risk profile assumed, offering precise, complete and reliable data to the corporate bodies and senior management with the frequency and detail required by the nature, importance and complexity of the risks.

3.1.5.	Infrastructure

Infrastructure constitutes the element that must ensure that the Group has the human and technological resources required for effective management and supervision of risks, performance of the functions included in the Group’s risk Model, and achievement of its objectives.

With respect to human resources, the Group’s risk function must have an adequate workforce in terms of number, skills and experience.

With respect to technology, the Group ensures the integrity of the management information systems and the provision of the infrastructure required to support risk management, including the tools appropriate to the needs derived from the different types of risks in their admission, management, valuation and monitoring.

The principles according to which the Group’s risk technology is governed are:

•	Uniformity: the criteria are consistent across the whole Group, ensuring the same risk treatment at each geographical and/or business level.

•	Integration in the management: the tools incorporate the corporate risk policies and are applied to the Group’s day-to-day management.

•	Automation of the main processes that compose the risk management cycle.

•	Adequacy: adequate supply of information at the appropriate time.

Through the Risk Analytics function, the Group has a corporate framework that develops measurement techniques and models, covering all the types of risk and the different purposes, and involves a uniform language for all the activities and geographical/business areas.

The execution is decentralized, allowing the Group’s global scope to be used to the full. The idea is to develop the existing risk models continuously and generate others that cover the new range of businesses that are being deployed, with the aim of strengthening anticipation and proactiveness that characterize the risk function in the Group.

Equally, the risk units of the geographical and/or business areas must ensure they have sufficient means from the point of view of resources, structures and tools to develop risk management in accordance with the corporate model.

3.1.6.	Risk culture

BBVA considers risk culture as an essential element for the consolidation and integration of the other components of the Model.

The culture transfers to all the levels of the organization the implications involved in the Group’s activities and businesses from the perspective of risk. The risk culture is based on a number of levers, including:

•	Communication: Promotes the spread of the Model, and particularly the principles that should govern risk management in the Group consistently and comprehensively across the organization, through the most appropriate channels.

GRM has a variety of channels for communication that facilitate the transfer of information and knowledge between the different teams in the function and the Group, adapting the frequency, formats and recipients according to the objective set, making it easier to establish the basic principles of the risk function. Thus the culture of risks and the prudent management model begin with the corporate bodies and the Group’s management and are transmitted across the whole organization.

•	Training: The main aim is to spread and consolidate the prudent risk management model across the organization, ensuring standards in skills and knowledge in those involved in the risk management processes.

A well-defined and implemented system of training ensures the continuous improvement of the skills and knowledge of the Group’s professionals, and in particular those in the GRM area. It is organized into four vectors that aim to develop each of the requirements of the GRM group by providing in-depth knowledge and skills in various subjects, such as: finance and risks, tools and technology, management and expertise, and languages.

•	Motivation: An area where the aim is for the incentives of the teams in the risk function to support the risk management strategy, values and culture of the function at all levels. It includes remuneration and all the other elements associated with motivation, such as the working environment, etc. that contribute to achieving the Model’s objectives.

3.2. Credit and counterparty risk

3.2.1.	Scope and nature of the credit risk measurement and reporting systems

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes management of counterparty risk, issuer credit risk, liquidation risk and country risk.

For managing risks and capital, BBVA quantifies its credit risk using two main metrics: expected loss (EL) and economic capital (EC). The expected loss reflects the average value of losses and is considered a business cost. Economic capital is the amount of capital considered necessary to cover unexpected losses if actual losses are greater than expected losses.

These risk metrics are combined with information on profitability in value-based management, thus building the profitability-risk binomial into decision-making, from the definition of business strategy to approval of individual loans, price setting, assessment of non-performing portfolios, incentives to areas in the Group, etc.

There are three essential parameters in the process of calculating the EL and EC measurements: the probability of default (PD), loss given default (LGD) and exposure at default (EAD). These are generally estimated using historical information available in the systems. They are assigned to operations and customers according to their characteristics.

In this context, the credit rating tools (ratings and scorings) assess the risk in each transaction/customer according to their credit quality by assigning them a score. transaction seasoning, loan to value ratio, customer segment, etc.

Section 3 of this document details the definitions, methods and data used by the Group to determine the capital requirements for estimating and validating the parameters of probability of default (PD), loss given default (LGD) and exposure at default (EAD).

The credit risk for the BBVA Group’s global portfolio is measured through a Portfolio Model that includes the effects of concentration and diversification. The aim is to study the loan book as a whole, and to analyze and capture the effect of the interrelations between the different portfolios.

In addition to enabling a more comprehensive calculation of economic capital needs, this model is a key tool for credit risk management, as it establishes loan limits based on the contribution of each unit to total risk in a global, diversified setting.

The Portfolio Model considers that risk comes from various sources (it is a multi-factor model). This feature implies that economic capital is sensitive to geographic diversification, a crucial aspect in a global entity like BBVA.

These effects have been made more apparent against the current backdrop in which, despite the stress undergone by some economies, the BBVA Group’s presence in different geographical areas, subject to different shocks and different moments in the cycle, have contributed to bolster the bank’s solvency. In addition, the tool is sensitive to concentration in certain credit exposures of the entity’s large clients.

Lastly, the results of the Portfolio Model are integrated into management within the framework of the Asset Allocation project, where business concentrations are analyzed in order to establish the entity’s risk profile.

The analysis of the entity’s RWA structure shows that 88% corresponds to Credit Risk (including the surcharge for CVA).

3.2.2.	Definitions and accounting methodologies

3.2.2.1.	Definitions of non-performing assets and impaired positions

The classification of financial assets impaired for reasons of customer default is done in an objective way and on an individual basis according to the following criterion:

•	The total amount of debt instruments, irrespective of the holder and the guarantee involved, with an amount past due for more than ninety days for principal, interest or contractually agreed expenses, unless they should be classified directly as write-offs.

•	Contingent liabilities in which the guaranteed party has incurred default. Debt instruments classified as impaired through the accumulation of balances in default for an amount exceeding 25% of the overall amounts pending collection.

Classification of financial assets impaired for reasons other than customer default is done individually for all risks whose individual amount is significant and for which there is a reasonable doubt about their total reimbursement under the terms and conditions agreed by contract, since they show objective evidence of impairment that negatively affects the cash flows expected from a financial instrument. Objective evidence of impairment of a financial asset or group of financial assets includes observable data about the following aspects:

•	Significant financial difficulties on the part of the obligor.

•	Continued delays in payment of interest or principal.

•	Refinancing for the counterparty’s lending conditions.

•	Bankruptcy and other types of reorganization/winding-up is likely.

•	Disappearance of a financial asset from an active market due to financial difficulties.

•	Observable data that suggest a reduction in future flows since the initial recognition, such as:

a.	Adverse changes in the counterparty’s payment status (delays in payments, drawdowns on credit cards up to the limit, etc.).

b.	Domestic or local economic conditions correlated with default (unemployment, fall in property prices, etc.).

Write-off risks are those debt instruments whose recovery is deemed remote and should be classified as final write-offs.

3.2.2.2. Methods for determining value adjustments for impairment of assets and provisions

The impairment on financial assets is calculated by type of instrument and other circumstances that may affect it, taking into account the guarantees received by the holders of the instruments to assure (fully or partially) the performance of the transactions. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records provisions made to cover estimated losses on their full value.

The amount of the deterioration of debt instruments valued at their amortized cost is calculated by whether the impairment losses are determined individually or collectively.

3.2.2.2.1. Impairment losses determined individually

The amount of impairment losses recorded by these instruments coincides with the positive difference between their respective book values and the present values of future cash flows. These cash flows are discounted at the instrument’s original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows. The estimation of future cash flows for debt instruments considers the following:

•	All sums expected to be recovered during the remaining life of the instrument, including those that may arise from collateral and credit enhancements, if any (once deduction has been made of the costs required for their foreclosure and subsequent sale). Impairment losses include an estimate of the possibility of collecting of the accrued, past-due and uncollected interest.

•	The various types of risk to which each instrument is subject.

•	The circumstances under which the collections will foreseeably take place

With respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired when:

•	There is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

•	Country-risk materializes, understood as the common risk among debtors who are resident in a particular country as a result of factors other than normal commercial risk, such as sovereign risk, transfer risk or risks derived from international financial activity.

The BBVA Group has developed policies, methods and procedures to calculate the losses that it may incur as a result of its credit risks, whether attributable to the insolvency of counterparties or to country risk.

These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, risks and contingent commitments, as well as the detection of their deterioration and in the calculation of the amounts needed to cover the estimated losses.

3.2.2.2.2. Impairment losses determined collectively

The collectively determined losses are deemed to be equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

Through statistical procedures using its historical experience and other specific information, the Group calculates the losses that, having occurred on the date of preparation of the accompanying consolidated financial statements, will become clear individually after the date the information is presented.

Quantification of losses incurred takes into account three basic factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations.

•	Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty and the valuation of the guarantees or collateral associated with the operation.

To calculate the LGD at each date in the balance sheet, the cash flows from the sale of collateral are estimated by calculating its sale price (in the case of real-estate collateral, the reduction it may have suffered in value is taken into account) and its cost. In the event of default, the property right is acquired contractually at the end of the foreclosure process or when the assets of borrowers in difficulty are purchased, and this right is recognized in the financial statements. After the initial recognition, these assets classified as “Non-current assets held for sale” or “Inventory” (see Notes 2.2.4 and 2.2.6 to the Group’s Annual Consolidated Financial Statements) are valued by the fair value corrected for the estimated cost of their sale or their book value, whichever is lower.

3.2.2.2.3. Methods used for provisioning for contingent exposures and commitments

Non-performing contingent exposures and commitments, except for letters of credit and other guarantees, are to be provisioned for an amount equal to the estimation of the sums expected to be disbursed that are deemed to be non-recoverable, applying criteria of valuation prudence. When calculating the provisions, criteria similar to those established for non-performing assets for reasons other than customer default are applied.

In any event, letters of credit and other guarantees provided which are classified as non-performing will be covered by applying similar criteria to those set out in the preceding section on value adjustments for impairment of assets.

Likewise, the inherent loss associated with letters of credit and other guarantees provided that are in force and not impaired is covered by applying similar criteria to those set out in the preceding section on impairment losses determined collectively.

3.2.2.3. Criteria for removing or maintaining assets subject to securitization on the balance sheet

The accounting procedure for the transfer of financial assets depends on the manner in which the risks and benefits associated with securitized assets are transferred to third parties.

Financial assets are only removed from the consolidated balance sheet when the cash flows they generate have dried up or when their implicit risks and benefits have been substantially transferred out to third parties.

Group is considered to substantially transfer the risks and benefits when these account for the majority of the overall risks and benefits of the securitized assets.

When the risks and benefits of transferred assets are substantially conveyed to third parties, the financial asset transferred is removed from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

In many situations, it is clear whether the entity has substantially transferred all the risks and benefits associated with the transfer of an asset or not. However, when it is not sufficiently clear if the transfer took place or not, the entity evaluates its exposure before and after the transfer by comparing the variation in the amounts and the calendar of the net cash flows of the transferred asset. Therefore, if the exposure to the variation in the current value of the net cash flows of the financial asset does not significantly change as a result of the transfer, it is understood that the entity has not substantially transferred all the risks and benefits associated with the ownership of the asset.

When the risks and/or benefits associated with the financial asset transferred are substantially retained, the asset transferred is not removed from the consolidated balance sheet and continues to be valued according to the same criteria applied prior to the transfer.

In the specific case of securitization funds to which Group institutions transfer their loan-books, existing contractual rights other than voting rights are to be considered with a view to analyzing their possible consolidation. It is also necessary to consider the design and purpose of each fund, as well as the following factors, among others:

Evidence of the practical ability to direct the relevant activities of the funds according to the specific needs of the business (including the decisions that may arise in particular circumstances only).

Possible existence of special relationships with the funds.

The Group’s implicit or explicit commitments to back the funds.

Whether the Group has the capacity to use its power over the funds to influence the amount of the returns to which it is exposed.

Thus, there are cases where the Group is highly exposed to the existing variable returns and retains decision-making powers over the institution, either directly or through an agent. In these cases, the securitization funds are consolidated with the Group.

3.2.2.4. Criteria for the recognition of earnings in the event of the removal of assets from the balance sheet

In order for the Group to recognize the result generated on the sale of financial instruments, the sale has to involve the corresponding removal from the accounts, which requires the fulfillment of the requirements governing the substantial transfer of risks and benefits as described in the preceding point.

The result will be reflected on the income statement, being calculated as the difference between the book value and the net value received including any new additional assets obtained minus any liabilities assumed.

When the amount of the financial asset transferred matches the total amount of the original financial asset, the new financial assets, financial liabilities and liabilities for the provision of services, as appropriate, that are generated as a result of the transfer will be recorded according to their fair value.

3.2.2.5. Key hypothesis for valuing risks and benefits retained on securitized assets

The Group considers that a substantial withholding is made of the risks and benefits of securitizations when the subordinated bonds of issues are kept and/or it grants subordinated finance to the securitization funds that mean substantially retaining the credit losses expected from the loans transferred.

The Group currently has traditional securitizations only, and no synthetic securitizations.

3.2.3.	Information on credit risks

3.2.3.1.	Exposure to credit risk

Pursuant to Article 5 of the Solvency Regulations, with respect to the capital requirements for credit risk, exposure is understood to be any asset item and all items included in the Group’s memorandum accounts involving credit risk and not deducted from the Group’s eligible capital. Accordingly, inclusion is made mainly of customer lending items, with their corresponding undrawn balances, letters of credit and guarantees, debt securities and capital instruments, cash and deposits in central banks and credit institutions, assets purchased or sold under a repurchase agreement (asset and liability repos), financial derivatives (nominal) and fixed assets.

Below is a presentation of the balance of the original exposure and the allowances under the advanced measurement and standardized approaches as of December 31, 2015 and 2014. In accordance with Article 444 e) of the Solvency Regulations, only the exposure net of allowances is presented for those exposures calculated under the standardized approach.

TABLE 8: Exposure to credit risk

				Exposure after applying conversion factors
(Millions of euros) Category of exposure	Original exposure (1)	Provisions	Exposure Net of provisions (2)	On-balance-sheet exposure after mitigation techniques (3a)	Off-balance-sheet exposure after mitigation techniques (3b)	Fully Adjusted Value of the exposure (4)	EAD (5) (6)	RWA (7)	RWA Density (8=(7)/ (5))
Central governments or central banks	139,910	(17)	139,894	137,534	3,530	141,063	138,669	35,174	25%
Regional governments or local authorities	7,050	(7)	7,043	6,589	387	6,977	6,807	2,996	44%
Public sector entities	5,211	(15)	5,195	2,474	613	3,087	2,616	1,349	52%
Multilateral Development banks	39	( )	39	38	0	39	38	25	67%
International organizations	9	( )	9	9	0	9	9	—	0%
Institutions	33,594	(26)	33,568	18,453	11,072	29,525	19,555	5,730	29%
Corporates	155,351	(2,198)	153,153	85,531	57,689	143,219	105,263	101,195	96%
Retail	76,212	(537)	75,674	49,848	23,848	73,696	52,632	36,929	70%
Secured by mortgages on immovable property	54,979	(239)	54,740	53,051	221	53,272	53,158	20,497	39%
Exposures in default	9,745	(4,960)	4,785	4,186	263	4,449	4,371	4,706	108%
Items associated with particularly high risk	258	(7)	251	151	51	202	154	143	93%
Covered bonds	846	—	846	839	—	839	839	393	47%
Short-term claims on institutions and corporate	2,364	—	2,364	2,364	—	2,364	2,364	727	31%
Collective investments undertakings (CIU)	605	( )	605	108	353	461	293	67	23%
Other exposures	27,690	(86)	27,605	31,994	4,029	36,023	34,081	18,806	55%
Securitized positions	3,370	(12)	3,358	3,358	—	3,358	3,358	1,049	31%

TOTAL STANDARDIZED APPROACH	517,235	(8,104)	509,131	396,528	102,056	498,584	424,207	229,787	57%

Central governments or central banks	4,475	(19)	—	5,333	785	6,118	5,730	224	4%
Institutions	90,651	(106)	—	84,612	5,646	90,259	87,798	10,826	12%
Corporates	140,200	(5,976)	—	82,591	56,021	138,613	111,061	63,607	57%
Retail	125,898	(2,510)	—	104,862	21,005	125,867	108,669	23,180	21%
Of which: Secured by real estate collateral	97,099	(1,533)	—	90,326	6,746	97,072	90,441	12,411	14%
Of which: Qualifying revolving retail	19,507	(462)	—	6,324	13,184	19,507	9,433	7,420	79%
Of which: Other retail assets	9,291	(515)	—	8,212	1,075	9,287	8,795	3,349	38%
Securitized positions	982	(3)	—	982	—	982	982	345	35%

TOTAL ADVANCED MEASUREMENT APPROACH	362,206	(8,614)	—	278,381	83,457	361,838	314,241	98,182	31%

TOTAL CREDIT RISK DILUTION AND DELIVERY	879,441	(16,719)	509,131	674,908	185,514	860,422	738,447	327,969	44%

Equity	9,418	(163)	—	9,028	—	9,028	9,418	19,522	207%
Simple Method	4,853	293	—	4,853	—	4,853	4,853	11,993	247%
Non-trading equity instruments in sufficiently diversified portfolios	4,554	310	—	4,554	—	4,554	4,554	11,065	243%
Exchange-traded equity instruments	299	(17)	—	299	—	299	299	928	311%
PD/LGD Method	4,175	(426)	—	4,175	—	4,175	4,175	6,230	149%
Internal Models	390	(29)	—	—	—	—	390	1,299	333%

TOTAL CREDIT RISK	888,859	(16,881)	509,131	683,936	185,514	869,450	747,865	347,491	46%

(1)	Gross exposure prior to the application of risk mitigation techniques.
(2)	Exposures are adjusted solely by provisions in the case of exposures by the standardized approach.
(3a)	(3b) Admissible credit risk mitigation techniques are included for both on-balance and off-balance sheet exposures, pursuant to Chapter 4 of CRR.
(4)	Corresponds to the value of the fully adjusted exposure by admissible credit risk mitigation techniques.
(5)	Credit risk exposures at Default
(6)	Calculated as (3a)+((3b)*CCF)

				Exposure after applying conversion factors
(Millions of euros) Category of exposure	Original exposure (1)	Provisions	Exposure Net of provisions (2)	On-balance-sheet exposure after mitigation techniques (3a)	Off-balance-sheet exposure after mitigation techniques (3b)	Fully Adjusted Value of the exposure (4)	EAD (5) (6)	RWA (7)	RWA Density (8=(7)/ (5))
Central governments or central banks	103,926	(18)	103,909	106,406	2,498	108,904	107,683	29,850	28%
Regional governments or local authorities	7,482	(15)	7,467	7,236	151	7,387	7,320	3,300	45%
Public sector entities	5,524	(29)	5,496	2,181	918	3,099	2,532	1,338	53%
Multilateral Development banks	93	—	93	92	0	93	92	25	27%
International organizations	16	—	16	16	0	16	16	—	0%
Institutions	20,366	(22)	20,344	10,337	10,040	20,377	11,461	2,638	23%
Corporates	107,908	(163)	107,744	59,464	42,678	102,143	71,340	66,397	93%
Retail	59,973	(467)	59,506	40,604	16,581	57,185	43,338	30,725	71%
Secured by mortgages on immovable property	54,500	(353)	54,147	51,750	732	52,482	52,109	19,763	38%
Exposures in default	9,311	(3,440)	5,870	5,181	63	5,244	5,224	5,450	104%
Items associated with particularly high risk	380	(31)	349	174	35	208	176	150	85%
Covered bonds	605	—	605	605	—	605	605	125	21%
Short-term claims on institutions and corporate	2,063	—	2,063	1,834	—	1,834	1,834	425	23%
Collective investments undertakings (CIU)	124	—	124	46	4	51	50	13	26%
Other exposures	27,105	(84)	27,020	30,801	667	31,468	31,329	17,225	55%
Securitized positions	2,723	(18)	2,705	2,705	—	2,705	2,705	1,063	39%

TOTAL STANDARDIZED APPROACH	402,098	(4,639)	397,459	319,432	74,369	393,801	337,815	178,487	53%

Central governments or central banks	3,001	(4)		4,153	749	4,902	4,529	376	8%
Institutions	112,235	(78)		105,642	6,338	111,981	109,494	12,425	11%
Corporates	130,154	(6,711)		75,120	53,389	128,508	102,682	60,998	59%
Retail	96,276	(1,620)		83,698	12,577	96,276	86,866	21,059	24%
Of which: Secured by real estate collateral	70,113	(721)		69,880	233	70,113	69,892	10,420	15%
Of which: Qualifying revolving retail	17,943	(516)		6,377	11,566	17,943	9,134	7,203	79%
Of which: Other retail assets	8,219	(384)		7,441	778	8,219	7,839	3,436	44%
Securitized positions	1,042	(21)	—	1,042	—	1,042	1,042	712	68%

TOTAL ADVANCED MEASUREMENT APPROACH	342,708	(8,434)	—	269,655	73,054	342,708	304,612	95,570	31%

TOTAL CREDIT RISK DILUTION AND DELIVERY	744,807	(13,073)	397,459	589,087	147,423	736,510	642,427	274,057	43%

Equity	10,696	(61)	—	10,442	—	10,442	10,696	21,866	204%
Simple Method	3,980	(40)	—	3,980	—	3,980	3,980	9,840	247%
Non-trading equity instruments in sufficiently diversified portfolios	3,712	(34)	—	3,712	—	3,712	3,712	9,002	243%
Exchange-traded equity instruments	268	(6)	—	268	—	268	268	838	312%
PD/LGD Method	6,462	—	—	6,462	—	6,462	6,462	10,417	161%
Internal Models	254	(21)	—	—	—	—	254	1,609	634%

TOTAL CREDIT RISK	755,503	(13,134)	397,459	599,529	147,423	746,952	653,124	295,925	45%

(1)	Gross exposure prior to the application of risk mitigation techniques.
(2)	Exposures are adjusted solely by provisions in the case of exposures by the standardized approach.
(3a)	(3b) Admissible credit risk mitigation techniques are included for both on-balance and off-balance sheet exposures, pursuant to Chapter 4 of CRR.
(4)	Corresponds to the value of the fully adjusted exposure by admissible credit risk mitigation techniques.
(5)	Credit risk exposures at Default
(6)	Calculated as (3a)+((3b)*CCF)

3.2.3.2. Average value of the exposures throughout 2015 and 2014.

The table below shows the average value of exposure to credit risk in 2015 and 2014 for both the advanced measurement and standardized approaches for each one of the exposure categories:

TABLE 9: Average value of the exposures throughout 2014 and 2015

(Million euros)

Category of exposure	Original average exposure for the period
	2015	2014
Central governments or central banks	122,926	96,222
Regional governments or local authorities	7,446	6,575
Public sector entities	5,531	6,059
Multilateral Development banks	66	91
International organizations	1,584	10
Institutions	35,855	20,217
Corporates	132,916	100,720
Retail	65,913	58,305
Secured by mortgages on immovable property	53,696	54,005
Exposures in default	9,327	10,776
Items associated with particularly high risk	270	454
Covered bonds	2,492	4,481
Short-term claims on institutions and corporate	2,237	2,040
Collective investments undertakings (CIU)	388	169
Other exposures	26,582	25,388

TOTAL STANDARDIZED APPROACH	467,229	385,512

Central governments or central banks	3,769	2,495
Institutions	94,492	96,324
Corporates	138,628	123,953
Retail	119,200	101,774
Of which: Secured by real estate collateral	91,049	70,895
Of which: Qualifying revolving retail	19,207	17,827
Of which: Other retail assets	8,945	6,526

TOTAL ADVANCED MEASUREMENT APPROACH	356,089	324,546

TOTAL CREDIT RISK DILUTION AND DELIVERY (5)	823,318	710,058

Securitized positions	4,222	3,573
Of which: Standardized Approach	3,236	2,539
Of which: Advanced Measurement Approach	985	1,034
Equity	9,835	10,414
Of which: Simple Method	4,365	4,053
Equity instruments in sufficiently diversified portfolios	1,283	696
Exchange Traded equity instruments	3,160	3,357
Of which: PD/LGD Method	5,002	5,901
Of which: Internal Models	468	460

TOTAL CREDIT RISK	837,375	724,045

3.2.3.3. Distribution by geographical area

The following chart shows the distribution by geographical area of the original exposure based on the obligor’s country. The breakdown includes exposure under the standardized and advanced measurement approaches, without including positions in securitizations or equity.

TABLE 10: Distribution by geographical area of exposure to credit risk

Category of exposure	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Central governments or central banks	139,910	69,189	19,837	10,379	16,441	10,821	13,243	0
Regional governments or local authorities	7,050	1,755	11	237	—	4,945	102	0
Public sector entities	5,211	395	2	201	2,911	310	1,391	—
Multilateral Development banks	39	0	—	—	—	—	38	—
International organizations	9	0	—	9	—	—	—	—
Institutions	33,594	12,586	2,847	9,773	3,112	2,495	2,753	27
Corporates	155,351	6,149	40,627	10,350	18,955	55,622	23,339	308
Retail	76,212	11,878	27,892	2,086	6,920	8,428	18,948	59
Secured by mortgages on immovable property	54,979	5,528	8,493	3,127	9,845	15,747	12,187	52
Exposures in default	9,745	4,816	1,588	1,041	434	643	1,193	30
Items associated with particularly high risk	258	254	—	4	—	—	—	—
Covered bonds	846	0	—	—	846	—	—	—
Short-term claims on institutions and corporate	2,364	174	—	20	288	1,684	197	—
Collective investments undertakings (CIU)	605	197	—	217	0	187	4	—
Other exposures	27,690	13,243	2,162	1,102	6,242	1,381	3,411	149
Securitized positions	3,370	686	—	—	413	2,271	—	—

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	517,235	126,849	103,461	38,547	66,408	104,535	76,807	627

Central governments or central banks	4,475	57	1	263	132	3,008	480	533
Institutions	90,651	43,646	5	42,969	577	1,910	296	1,249
Corporates	140,200	65,425	568	38,098	17,561	12,766	3,086	2,694
Retail	125,898	110,287	0	445	15,061	33	49	23
Securitized positions	982	982	—	—	—	—	—	—

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	362,206	220,397	574	81,776	33,331	17,717	3,911	4,500

TOTAL CREDIT RISK DILUTION AND DELIVERY	879,441	347,247	104,035	120,323	99,739	122,252	80,718	5,126

(1)	Positions in equity are not included
(2)	Areas have been determined based on the counterparty’s origin

12/31/2014 Category of exposure	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Central governments or central banks	103,926	52,352	5,633	8,749	12,913	5,663	18,617	—
Regional governments or local authorities	7,482	1,597	13	310	1,014	4,461	86	—
Public sector entities	5,524	86	—	344	3,148	236	1,710	—
Multilateral Development banks	93	—	—	38	—	12	42	—
International organizations	16	—	—	16	—	—	—	—
Institutions	20,366	8,206	724	5,256	1,542	1,883	2,685	70
Corporates	107,908	4,686	9,172	5,144	16,159	49,601	22,853	292
Retail	59,973	11,217	5,273	3,408	5,915	7,302	26,826	32
Secured by mortgages on immovable property	54,500	12,952	1,857	2,937	9,799	14,024	12,926	5
Exposures in default	9,311	5,341	350	913	947	528	1,224	8
Items associated with particularly high risk	380	380	—	—	—	—	—	—
Covered bonds	605	—	—	—	605	—	—	—
Short-term claims on institutions and corporate	2,063	211	—	—	0	1,238	614	—
Collective investments undertakings (CIU)	124	106	—	7	0	7	5	—
Other exposures	27,105	12,397	425	1,729	6,559	1,491	4,494	9
Securitized positions	2,723	867			188	1,666		1

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	402,098	110,399	23,447	28,850	58,790	88,112	92,082	418

Central governments or central banks	3,001	149	3	296	113	1,619	464	358
Institutions	112,235	53,478	18	54,021	540	3,276	172	730
Corporates	130,154	66,208	347	36,104	15,408	7,558	2,546	1,983
Retail	96,276	82,134	—	17	14,111	2	8	4
Securitized positions	1,042	1,006				34		2

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	342,709	202,974	368	90,438	30,172	12,489	3,191	3,077

TOTAL CREDIT RISK DILUTION AND DELIVERY	744,807	313,373	23,815	119,288	88,962	100,601	95,273	3,494

(1)	Positions in equity are not included
(2)	Areas have been determined based on the counterparty’s origin

As can be seen from the above table, the original exposure in Europe under advanced credit risk models accounts for over 50% of the total, while in the remaining countries the percentage is around 50%.

It also shows graphically the distribution of original exposure by geographical area, revealing the Group’s high level of geographical diversification, which constitutes one of the key levers for its strategic growth.

CHART 4: Distribution by geographical area of exposure to credit risk

The next table shows the distribution by geographical area of the book balances of the allowances for financial and non-financial asset losses and for contingent liabilities.

TABLE 11: Distribution by geographical area of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities

(Millons of euros)								12/31/2015
12/31/2015	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Non-performing and impaired exposures	24,860	20,311	1,219	986	539	537	1,140	128
Note: Accounting balances solvency perimeter excluding equity positions.
(Millons of euros)								12/31/2014
12/31/2014	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Non-performing and impaired exposures	24,970	19,937	350	1,308	1,271	576	1,501	26

Note: Accounting balances solvency perimeter excluding equity positions.

The next table shows the distribution by geographical area of the book balances of the allowances for financial asset losses and for contingent liabilities.

TABLE 12: Distribution by geographical area of the book balances of the value adjustments for impairment of financial assets and contingent liabilities

(Millons of euros)								12/31/2015
12/31/2015	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Value adjustments and provisions	19,515	14,110	1,751	886	1,361	319	1,059	29
Note: Accounting balances solvency perimeter excluding equity positions.
(Millons of euros)								12/31/2014
12/31/2014	Total	Spain	Turkey	Eurasia	Mexico	The United States	South America	Rest of the world
Value adjustments and provisions	15,254	11,357	312	754	1,486	242	1,093	10

Note: Accounting balances solvency perimeter excluding equity positions.

3.2.3.4.	Distribution by sector

Below is the distribution by economic sector (standardized and advanced measurement approaches) of the original exposure, excluding equity positions.

TABLE 13: Distribution by sector of exposure to credit risk

		Distribution by sector of exposure to credit risk
12/31/2015 Category of exposure	Total	Credit institutions, insurance and brokerage	Public sector	Agriculture	Industry	Construction	Commercial	Individuals	Other sectors
Central governments or central banks	139,910	0.54%	96.69%	0.02%	0.49%	0.13%	0.42%	0.94%	0.78%
Regional governments or local authorities	7,050	7.84%	51.87%	0.23%	7.16%	1.84%	6.13%	13.67%	11.26%
Public sector entities	5,211	1.99%	87.77%	0.06%	1.82%	0.47%	1.56%	3.47%	2.86%
Multilateral Development Banks	39	59.56%	8.80%	0.18%	5.62%	1.45%	4.82%	10.73%	8.85%
International organizations	9	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Institutions	33,594	92.22%	1.69%	0.03%	1.08%	0.28%	0.93%	2.07%	1.70%
Corporates	155,351	1.73%	1.64%	0.58%	22.53%	6.06%	32.99%	1.96%	32.49%
Retail	76,212	0.84%	0.98%	0.81%	9.81%	2.55%	5.07%	52.05%	27.89%
Secured by mortgages on immovable property	54,979	1.23%	1.49%	0.54%	3.96%	2.48%	12.58%	46.99%	30.73%
Exposures in default	9,745	3.45%	4.25%	0.40%	10.93%	12.54%	14.49%	26.64%	27.30%
Items associated with particularly high risk	258	1.94%	0.01%	0.98%	10.61%	9.18%	10.17%	24.40%	42.71%
Covered bonds	846	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Short-term claims on institutions and corporate	2,364	14.38%	3.12%	0.06%	2.00%	0.51%	72.96%	3.81%	3.14%
Collective investments undertakings (CIU)	605	99.01%	0.13%	0.00%	0.09%	0.02%	0.07%	0.16%	0.51%
Other exposures	27,690	4.02%	4.98%	0.11%	3.08%	0.84%	3.11%	6.89%	76.97%
Securitized positions	3,370	60.59%	38.58%	0.00%	0.00%	0.00%	0.83%	0.00%	0.00%

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	517,235	7.92%	30.14%	0.37%	9.21%	2.80%	12.94%	14.52%	22.10%

Central governments or central banks	4,475	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Institutions	90,651	70.84%	6.25%	0.13%	3.99%	1.03%	3.42%	7.62%	6.28%
Corporates	140,200	5.18%	0.13%	0.81%	38.28%	7.85%	13.57%	0.70%	32.57%
Retail	125,898	0.02%	0.00%	0.19%	1.05%	0.73%	1.59%	95.23%	1.20%
Securitized positions	982	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	.362,206	20.72%	2.69%	0.41%	16.08%	3.52%	6.57%	35.08%	14.43%

TOTAL CREDIT RISK	879,441	13.19%	18.83%	0.39%	12.04%	3.09%	10.32%	22.99%	18.94%

2014 (Millones de euros)		Distribution by sector of exposure to credit risk
12/31/2014 Category of exposure	Total	Credit institutions, insurance and brokerage	Public sector	Agriculture	Industry	Construction	Commercial	Individuals	Other sectors
Central governments or central banks	103,926	0.44%	97.41%	0.02%	0.34%	0.11%	0.36%	0.81%	0.52%
Regional governments or local authorities	7,482	7.09%	58.11%	0.38%	5.43%	1.71%	5.83%	13.06%	8.38%
Public sector entities	5,524	1.21%	92.88%	0.07%	0.92%	0.29%	0.99%	2.22%	1.42%
Multilateral Development Banks	93	31.25%	14.53%	0.60%	8.46%	2.67%	9.09%	20.34%	13.06%
International organizations	16	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Institutions	20,366	36.56%	13.41%	0.55%	7.81%	2.46%	8.39%	18.77%	12.04%
Corporates	107,908	2.49%	3.57%	2.68%	16.28%	6.96%	44.69%	4.58%	18.75%
Retail	59,973	2.24%	1.60%	1.25%	5.84%	3.00%	9.14%	60.93%	16.01%
Secured by mortgages on immovable property	54,500	1.42%	1.74%	0.50%	2.46%	1.32%	4.38%	61.16%	27.01%
Exposures in default	9,311	1.95%	2.52%	1.51%	5.89%	9.74%	10.46%	32.64%	35.31%
Items associated with particularly high risk	380	0.74%	0.02%	0.84%	9.96%	6.73%	7.67%	34.57%	39.48%
Covered bonds	605	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Short-term claims on institutions and corporate	2,063	2.57%	3.09%	0.84%	1.88%	0.93%	66.25%	4.33%	20.10%
Collective investments undertakings (CIU)	124	96.68%	0.70%	0.03%	0.41%	0.13%	0.44%	0.98%	0.63%
Other exposures	27,105	5.79%	5.43%	0.24%	3.30%	1.00%	3.71%	7.67%	72.86%
Securitized positions	2,723	7.74%	76.83%	0.00%	0.00%	0.00%	15.43%	0.00%	0.00%

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	402,098	4.00%	30.61%	1.07%	6.55%	2.99%	15.54%	21.37%	17.87%

Central governments or central banks	3,001	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Institutions	112,235	76.92%	4.88%	0.20%	2.84%	0.90%	3.05%	6.83%	4.38%
Corporates	130,154	4.99%	0.32%	0.68%	37.13%	8.84%	13.48%	1.01%	33.55%
Retail	96,276	0.01%	0.00%	0.11%	0.65%	0.25%	0.91%	97.42%	0.64%
Securitized positions	1,042	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	342,708	27.39%	2.60%	0.36%	15.21%	3.72%	6.37%	29.99%	14.35%

TOTAL CREDIT RISK	744,807	14.76%	17.72%	0.74%	10.54%	3.33%	11.32%	25.34%	16.25%

The following table shows the distribution by counterparty of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities.

TABLE 14: Distribution by sector of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities

2015 (millon euros)
2015	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Non-performing and impaired exposures	24,860	0.81%	2.43%	52.35%	33.40%	11.01%

2014 (millon euros)
2014	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Non-performing and impaired exposures	24,970	1.01%	1.39%	60.44%	30.81%	6.35%

The next table shows the distribution by counterparty of the book balances of allowances for financial asset losses and for contingent exposures.

TABLE 15: Distribution by sector of the book balances of the value adjustments for impairment of financial assets and contingent liabilities

2015 (millon euros)
2015	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Value adjustments and provisions	19,515	1.51%	0.86%	46.67%	33.33%	12.13%

2014 (millon euros)
2014	Total	Credit institutions, insurance and brokerage	Public sector	Corporates	Retail	Other sectors
Value adjustments and provisions	15,254	2.13%	1.02%	58.94%	27.72%	10.18%

3.2.3.5.	Distribution by residual maturity

The following table shows the distribution of original exposure by residual maturity, broken down by category of exposure under the standardized and advanced measurement approaches, excluding positions in equity:

TABLE 16: Distribution by residual maturity of exposure to credit risk

2015 (Million euros)
		Original exposure by residual maturity
2015 Category of exposure	Total	Less than 1 year	Between 1 and 5 years	Over 5 years
Central governments or central banks	139,910	74,340	33,644	31,926
Regional governments or local authorities	7,050	2,957	1,575	2,518
Public sector entities	5,211	1,227	537	3,446
Multilateral Development Banks	39	21	12	6
International organizations	9	—	9	0
Institutions	33,594	18,954	8,224	6,417
Corporates	155,351	51,930	60,521	42,900
Retail	76,212	35,968	24,386	15,858
Secured by mortgages on immovable property	54,979	7,300	8,731	38,948
Exposures in default	9,745	3,987	2,841	2,917
Items associated with particularly high risk	258	49	48	161
Covered bonds	846	—	846	—
Short-term claims on institutions and corporate	2,364	1,844	114	405
Collective investments undertakings (CIU)	605	345	228	33
Other exposures	27,690	11,330	8,071	8,289
Securitized positions	3,370	336	514	2,520

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	517,235	210,590	150,301	156,344

Central governments or central banks	4,475	387	451	3,637
Institutions	90,651	51,221	17,809	21,621
Corporates	140,200	49,175	52,876	38,149
Retail	125,898	11,279	18,632	95,987
Securitized positions	982	57	40	885

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	362,206	112,120	89,808	160,278

TOTAL CREDIT RISK DILUTION AND DELIVERY	879,441	322,709	240,109	316,622

2014 (Million euros)
		Original exposure by residual maturity
2014 Category of exposure	Total	Less than 1 year	Between 1 and 5 years	Over 5 years
Central governments or central banks	103,926	48,471	29,950	25,506
Regional governments or local authorities	7,482	1,974	1,542	3,966
Public sector entities	5,524	742	1,042	3,740
Multilateral Development Banks	93	5,141	6,526	(11,574)
International organizations	16	2	13	1
Institutions	20,366	(1,016)	13,298	8,084
Corporates	107,908	20,525	49,438	37,945
Retail	59,973	24,052	21,151	14,770
Secured by mortgages on immovable property	54,500	3,157	6,896	44,447
Exposures in default	9,311	2,649	3,374	3,288
Items associated with particularly high risk	380	54	77	249
Covered bonds	605	—	605	—
Short-term claims on institutions and corporate	2,063	43	999	1,020
Collective investments undertakings (CIU)	124	111	2	11
Other exposures	27,105	7,711	9,823	9,571
Securitized positions	2,723	3	186	2,534

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	402,098	113,617	144,922	143,558

Central governments or central banks	3,001	883	231	1,887
Institutions	112,235	72,927	16,934	22,374
Corporates	130,154	51,038	44,782	34,335
Retail	96,276	1,492	4,328	90,456
Securitized positions	1,042	—	714	328

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	342,709	126,340	66,989	149,380

TOTAL CREDIT RISK DILUTION AND DELIVERY	744,807	239,957	211,911	292,938

3.2.3.6.	Value adjustments for impairment losses and allowances for contingent risks and commitments

The following table presents the movement recorded in the years 2015 and 2014 in the value adjustments for allowances and impairment losses of financial assets on the balance sheet and for contingent risks and commitments, including country risk, generic and specific funds.

TABLE 17: Value adjustments for impairment losses and allowances for contingent risks and commitments

2015 (Million euros) Item	Value adjustments and provisions	Provisions for contingent liabilities and commitments	Total
BALANCE AT START OF YEAR	14,850	404	15,254

Increase in impairment charged to income	7,175	78	7,253
Decrease in impairment credited to income	-2,143	-76	-2,219
Institutions acquired by the Group during the year	6,572	307	6,879
Institutions disposed of during the year	0	0	0
Transfers to written-off loans	-5,239	-26	-5,265
Exchange differences and others	-2,404	17	-2,387

BALANCE AT END OF YEAR (1)	18,811	704	19,515

Of which:
For impaired portfolio	14,540	370	14,911
For current non-impaired portfolio	4,271	333	4,604

3.2.3.7.	Total impairment losses for the period

The following table shows details of impairment losses and allowances on financial assets and contingent risks and commitments, as well as derecognition of losses recognized previously in asset write-offs recorded directly in the income statement in 2015 and 2014.

TABLE 18: Total impairment losses for the period

(Million euros)
Items	2015	2014
Financial assets	4,495	4,401
Of which:
Recovery of written-off assets	490	443
Contigent exposure and commitments (recoveries)	8	15

TOTAL IMPAIRED ASSETS	4,503	4,417

3.2.4.	Information on the standardized approach

3.2.4.1.	Identification of external rating agencies

The external credit assessment institutions (ECAIs) appointed by the Group to determine the risk weightings applicable to its exposures are the following: Standard&Poor’s, Moody’s, Fitch and DBRS.

The exposures for which the ratings of each ECAI are used are those corresponding to the wholesale portfolios, basically involving “Central governments or central banks” in developed countries, and “Financial Institutions”.

In cases where a counterparty has ratings by different ECAIs, the Group follows the procedure laid down in Article 261 of the Solvency Regulations, which specifies the order of priority to be used in the assignment of ratings.

When two different credit ratings made by designated ECAIs are available for a rated exposure, the higher risk weighting will be applied. However, when there are more than two credit ratings for the same rated exposure, use is to be made of the two credit ratings that provide the lowest risk weightings. If the two lowest risk weightings coincide, then that weighting will be applied; if they do not coincide, the higher of the two will be applied.

3.2.4.2.	Assignment of the credit ratings of public share issues

The number of cases and the amount of these assignments is not relevant for the Group in terms of admission and management of issuer credit risk.

3.2.4.3.	Exposure values before and after the application of credit risk mitigation techniques

The following table presents the amounts for net exposure, prior to the application of credit risk mitigation techniques, for different risk weightings and for the different exposure categories that correspond to the standardized method, excluding securitization positions:

TABLE 19: Standardized approach: Exposure values before the application of credit risk mitigation techniques

	Exposure net of allowances for losses							Total
2015	Risk weighting
Category of exposure	0%	20%	35%	50%	75%	100%	150%
Central governments or central banks	93,471	5,326	—	25,502	—	9,785	5,809	139,894
Regional governments or local authorities	1,367	1,754	—	2,468	—	1,453	—	7,043
Public sector entities	155	3,174	—	525	—	1,206	136	5,195
Multilateral Development Banks	—	4	—	20	—	15	—	39
International organizations	9	—	—	—	—	—	—	9
Institutions	6,221	19,807	1	5,385	21	2,000	132	33,568
Corporates	2,283	1,327	—	1,995	3,874	143,429	244	153,153
Retail	—	—	—	—	74,970	705	—	75,674
Secured by mortgages on immovable property	—	—	43,939	8,598	—	2,204	—	54,740
Exposures in default	—	—	—	—	—	3,991	794	4,785
Items associated with particularly high risk	—	15	—	—	39	197	—	251
Covered bonds	—	95	—	751	—	—	—	846
Short-term claims on institutions and corporate	—	2,050	—	—	—	309	5	2,364
Collective investments undertakings (CIU)	—	553	—	—	—	53	—	605
Other exposures	7,142	832	—	—	41	19,589	—	27,605

TOTAL (1)	110,650	34,936	43,940	45,244	78,946	184,936	7,120	505,773

(1)	This is defined as the value of net exposure provisions, after the risk reduction techniques application.

	Exposure net of allowances for losses							Total
2014	Risk weighting
Category of exposure	0%	20%	35%	50%	75%	100%	150%
Central governments or central banks	78,440	1,009	—	6,194	—	5,223	13,043	103,909
Regional governments or local authorities	32	4,321	—	1,303	—	1,811	—	7,467
Public sector entities	115	286	—	3,275	—	1,820	—	5,496
Multilateral Development Banks	50	1	—	29	—	13	—	93
International organizations	16	—	—	—	—	—	—	16
Institutions	2,839	15,018	—	1,734	—	664	89	20,344
Corporates	—	7,649	—	1,730	3,972	94,321	73	107,744
Retail	—	—	—	—	59,369	137	—	59,506
Secured by mortgages on immovable property	—	—	46,118	6,262	—	1,768	—	54,147
Exposures in default	—	—	—	—	—	5,359	512	5,870
Items associated with particularly high risk	—	32	—	—	68	249	—	349
Covered bonds	—	605	—	—	—	—	—	605
Short-term claims on institutions and corporate	—	1,765	—	5	—	289	3	2,063
Collective investments undertakings (CIU)	—	120	—	—	—	5	—	124
Other exposures	8,178	600	—	—	31	18,198	14	27,020

TOTAL (1)	89,669	31,406	46,118	20,532	63,439	129,856	13,733	394,754

(1)	This is defined as the value of net exposure provisions, after the risk reduction techniques application.

The tables below show exposure amounts after the application of credit risk mitigation techniques, for different risk weightings and for the different categories of risk that correspond to the standardized method, excluding securitization positions:

TABLE 20: Standardized approach: Exposure values after the application of credit risk mitigation techniques

	Fully adjusted value of the exposure (1)							Total
2015	Risk weighting
Category of exposure	0%	20%	35%	50%	75%	100%	150%
Central governments or central banks	93,273	6,399	—	25,798	—	9,785	5,807	141,063
Regional governments or local authorities	1,367	1,688	—	2,468	—	1,453	—	6,977
Public sector entities	855	568	—	525	—	1,004	136	3,087
Multilateral Development Banks	—	4	—	20	—	15	—	39
International organizations	9	—	—	—	—	—	—	9
Institutions (3)	3,912	19,529	0	4,101	20	1,830	132	29,525
Corporates	2,283	1,203	—	1,993	3,024	134,484	232	143,219
Retail	—	—	—	—	72,999	697	—	73,696
Secured by mortgages on immovable property	—	—	43,038	8,549	—	1,685	—	53,272
Exposures in default	—	—	—	—	—	3,709	740	4,449
Items associated with particularly high risk	—	15	—	—	35	152	—	202
Covered bonds	—	89	—	751	—	—	—	839
Short-term claims on institutions and corporate	—	2,050	—	—	—	309	5	2,364
Collective investments undertakings (CIU)	—	450	—	—	—	11	—	461
Other exposures	16,167	1,298	—	—	41	18,516	—	36,023

TOTAL (2)	117,867	33,292	43,038	44,206	76,120	173,651	7,051	495,226

(1)	This is defined as the value of net exposure provisions, after the risk reduction techniques application.
(2)	This amount does not include securitization positions.
(3)	Exposure with 0% weighting corresponds to institution exposure with central counterparty

	Fully adjusted value of the exposure (1)							Total
2014	Risk weighting
Category of exposure	0%	20%	35%	50%	75%	100%	150%
Central governments or central banks	82,210	2,235	0	6,194	0	5,223	13,043	108,904
Regional governments or local authorities	32	4,242	0	1,302	0	1,811	0	7,387
Public sector entities	675	392	0	659	0	1,374	0	3,099
Multilateral Development Banks	50	1	0	29	0	13	0	93
International organizations	16	0	0	0	0	0	0	16
Institutions (3)	2,832	15,049	0	1,639	0	768	89	20,377
Corporates	0	7,668	0	1,723	3,183	89,500	68	102,143
Retail	0	0	0	0	57,049	135	0	57,185
Secured by mortgages on immovable property	0	6	45,002	6,197	0	1,278	0	52,482
Exposures in default	0	0	0	0	0	4,781	463	5,244
Items associated with particularly high risk	0	15	0	0	59	134	0	208
Covered bonds	0	605	0	0	0	0	0	605
Short-term claims on institutions and corporate	0	1,765	0	5	0	61	3	1,834
Collective investments undertakings (CIU)	0	46	0	0	0	5	0	51
Other exposures	13,371	1,042	46	0	31	16,965	14	31,468

TOTAL (2)	99,185	33,065	45,047	17,748	60,322	122,048	13,680	391,096

(1)	This is defined as the value of net exposure provisions, after the risk reduction techniques application.
(2)	This amount does not include securitization positions.
(3)	Exposure with 0% weighting corresponds to institution exposure with central counterparty

The following table presents the main variations in the period in terms of RWAs for the Credit Risk standardized approach

TABLE 21: Variations in the period in terms of RWAs for the Credit Risk standardized approach

Millones €
Credit Risk (SA)
RWAs Dec 14	177,425
Effects
Asset size	27,598
Model updates	-3,957
Acquisitions and disposals	56,421
Foreign exchange movements	-30,271
Others	1,521
RWAs Dec 15	228,737

*	Does not include exposure to securitizations or equity, which are explained below.

The increase in RWAs for credit risk in the standardized model is due mainly to:

•	Asset size: Increased activity in the emerging countries in which the Group operates, as well as in the United States.

•	Model updating: Transfer of the portfolio from the merged company Unnim to IRB models.

•	Acquisitions and disposals: Garanti’s global consolidation following the purchase of a 14.89% stake in its share capital, bringing the Group’s holding to 39.9%, which has caused an increase of approximately 48,800 million euros. In addition, the purchase of Catalunya Banc, which has meant an increase of around 7,500 million euros.

•	Exchange rate fluctuations: Caused to a great extent by the conversion of the Venezuelan currency at the closing exchange rate, resulting in an impact of around 28,500 million euros.

The table below shows the balances of specific, generic and country risk allowances for losses, by exposure categories, as of December 31, 2015 and 2014:

TABLE 22: Balance of specific, generic and country risk allowances for losses, by exposure category (Standarized approach)

Category of exposure	Loan-loss provisions
2015
Central governments or central banks	17
Regional governments or local authorities	7
Public sector entities	15
Multilateral Development Banks	0
International organizations	0
Institutions	26
Corporates	2,198
Retail	537
Secured by mortgages on immovable property	239
Exposures in default	4,960
Items associated with particularly high risk	7
Covered bonds	—
Short-term claims on institutions and corporate	—
Collective investments undertakings (CIU)	0
Other exposures	86

TOTAL	8,092

3.2.5. Information on the IRB method

3.2.5.1. General information

3.2.5.1.1. Authorization by the supervisor for the use of the IRB method

The following is a list of the models authorized by the supervisor for the purpose of their use in the calculation of capital requirements.

TABLE 23: Models authorized by the supervisor for the purpose of their use in the calculation of capital requirements

2015
Institution Portfolio	Portfolio
BBVA S.A.*	Financial institutions
Public institutions
Specialized finance
Developers
Small Corporates
Medium-sized Corporates
Large Corporates
Mortgages
Consumer finance
Credit cards

BBVA Ireland	Financial institutions
Large Corporates

BBVA Bancomer	Retail Revolving (Credit Cards)
Large Corporates
Medium-sized Corporates

BBVA Group	Equity

*	Includes Uno-e

The approval of the models by the supervisor includes both own estimations of the probability of default (PD), loss given default (LGD) and the internal estimation of credit conversion factors (CCFs).

The Group maintains its calendar for receiving approval for additional advanced internal models in different types of risks and geographical areas.

3.2.5.1.2. Structure of internal rating systems and relationship between internal and external ratings

The Group has rating tools for each one of the exposure categories listed in the Basel Accord.

The retail portfolio has scoring tools for determining the credit quality of transactions on the basis of information on the transaction itself and on the customer. The scoring models are algorithms estimated using statistical methods that score each transaction. This score reflects the transaction’s level of risk and is in direct relation to its probability of default (PD).

These decision models are the basic tool for deciding who should receive a loan and the amount to be granted, thereby contributing to both the arrangement and management of retail type loans.

For the wholesale portfolio, the Group has rating tools that, as opposed to scorings, do not assess transactions but rather, customers. The Group has different tools for rating the various customer segments: small companies, corporates, government and other government agencies, etc. In those wholesale portfolios where the number of defaults is very low (sovereign risks, corporates, financial institutions) the internal information is supplemented by the benchmarks of external rating agencies.

The PD estimates made by the Group are transferred to the Master Scale, enabling a comparison to be made with the scales used by external agencies. This is shown below.

TABLE 24: Master Scale of BBVA’s rating

External Rating Standard & Poor’s List	Internal Rating Reduced List (22 groups)	Probability of default (basic points)
		Average	Minimun from >=	Maximum
AAA	AAA	1	—	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

3.2.5.1.3. Use of internal estimations for purposes other than the calculation of capital requirements

The Group’s internal estimations are a vital component of management based on value creation, giving rise to criteria for assessing the risk-return trade-off.

These measures have a broad range of uses, from the adoption of strategic business decisions through to the individual admission of transactions.

Specifically, internal estimates are used in everyday business in support of credit risk management through their inclusion in admission and monitoring processes, as well as in the pricing of transactions.

The management use of performance metrics that consider expected loss, economic capital and risk-adjusted return enables the monitoring of portfolios and the assessment of non-performing positions, among others.

3.2.5.1.4. Process for managing and recognizing the effects of credit risk mitigation

The Group uses risk mitigation techniques for exposures pertaining to the wholesale portfolio by replacing the obligor’s PD with that of the guarantor, in those cases in which the latter is eligible and their PD is lower than the obligor’s.

Regarding processes of retail admission, the scoring contains the effect of the guarantor, and the recovery flows that are forthcoming throughout the cycle reflect the recoveries related to the guarantees associated with the contracts. This means that the effect of the guarantees is taken into account in the actual estimation of the loss given default for retail portfolios.

3.2.5.1.5. Mechanisms used for controlling internal rating systems

The entity carries out the control and monitoring of the rating systems and metrics for risk management for private individuals, SMEs and the self-employed, corporates and institutions. The activities are carried out, within certain analytical and qualitative fields, by realizing periodic 360º monitoring of all impacts of the tools as well as their internal function in terms of efficiency and effectiveness.

Global understanding of the systems allows action plans to be established, with a follow-up to ensure their proper execution. The weaknesses of the rating tools are thus identified and managed. The monitoring function is the main driving force of new developments and evolving maintenance, which allow the business interests of the entity to be aligned with regulatory requirements and management needs within a framework of analytical, technical and technological capacities.

In general, there is a series of corporate management programs that establish the main lines and minimum contents determining the management and/or supervision of the different credit risk models, as well as defining the metrics for their correct control.

More specifically, these corporate management programs will be adjusted to each of the rating tools of a business area within a time horizon adapted to the nature of the tool.

Periodically, an overall monitoring and review of compliance with the thresholds agreed under the management program will be carried out to detect situations that could potentially require an adjustment to the models and/or credit policies and to take early corrective actions to minimize the impact of such situations.

Analysis, in the methodological sphere, is defined as the monitoring of the predictive capabilities of the models, backtesting calibration of the parameters, proper granularity and concentration, sample stability of input, as well as traceability, integrity and consistency.

The use of rating systems by the different areas is overseen from the context of integration in management. This context defines parameter sensitivity tests, stress-tests of estimates, proper use of the parameters in the portfolio management to facilitate decision-making, control of exposure without rating, risk policies and the framework for delegating tasks, structures of decision-making committees, implementation risk evaluation, proper technological environment, evaluation of the inclusion of the parameters in corporate applications, proper follow-up of the training of users to guarantee its proper implementation and full comprehension, follow-up of the correct structure and quality of documentation, as well as all other activities that ensure the proper use of management metrics.

Apart from the corporate management programs mentioned above, access to the internal rating systems is based on IT system-authorized profiles that ensure only the customer loan management supervisors can see the scoring and rating.

Control of the capital process is performed by risk units that are independent of the units that calculate the scoring and rating and which, therefore, are users of the internal rating system. These control mechanisms are established at different levels of the process, such as at input, execution and final outputs, and involve both the integrity of the data and their accuracy and correctness.

3.2.5.1.6. Description of the internal rating process

There follows a description of the internal classification processes according to each customer category:

•	Central banks and central governments: For this segment, the assignment of ratings is made by the Risk units appointed for this purpose, which periodically analyze this type of customers, rating them according to the parameters included in the corresponding rating model. There are 3 different methods currently in use for assigning country ratings: (i) ratings from external agencies, used for developed nations, emerging countries with elevated incomes and emerging countries where the Group has little risk, (ii) internal rating based on a proprietary tool used for emerging countries where the Group has an appreciable risk, and lastly (iii) the country risk ratings published by the Belgian export credit agency (which manages the quantitative model used by the OECD to assign its country risk ratings) for countries of marginal importance for the Group that have no external qualifications. Sovereign ratings are generated in local and foreign currency for all the tools, as well as a transfer rating, which evaluates the risk of inconvertibility/transfer restrictions.

In the case of emerging countries with presence of BBVA subsidiaries or branches, the rating in local currency is adjusted to that obtained by the emerging countries tool under the authorization of the Risk Committee assigned for this purpose.

•	Institutions: The rating of Public Institutions is generally provided by the risk units responsible for their approval, on a yearly basis, coinciding with the review of customer risk or with the reporting of their accounts.

In the case of Financial Institutions, the Risk unit responsible makes a regular assessment of this type of customer, continuously monitoring their evolution on domestic and international markets. External ratings are a key factor in assigning ratings for financial institutions.

•	Large Companies: Includes the rating of exposures with corporate business groups. The result is affected both by indicators of business risk (evaluation of the competitive environment, business positioning, regulation, etc.) and financial risk indicators (size of the group by sales, cash generation, levels of debt, financial flexibility, etc.).

In accordance with the characteristics of the large companies segment, the rating model is global in nature with specific algorithms by sector of activity and geographical adaptations. The rating of these customers is generally calculated within the framework of the annual risk review process, or the admission of new operations.

The responsibility for the assessment lies with the units originating the risk, while those approving it validate it when the decision is taken.

•	Medium-sized companies: This segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring.

As in the Corporate segment, the rating tends to run parallel to the admission process, so the responsibility for rating lies with the unit proposing the risk, while the decision-making level is in charge of validating it.

•	Small Businesses: As in the case of medium-sized companies, this segment also takes into account quantitative factors derived from economic and financial information, and qualitative factors that are related to the age of the company, the sector, management quality, etc. and alert factors derived from risk monitoring. Similarly, the rating tends run parallel with the admission process, so the responsibility for rating is with the unit proposing the risk, while the decision-making level is in charge of validating it.

•	Specialized Finance: For classifying this segment, the Group has chosen to apply the supervisory slotting criteria approach, as included in the Basel Accord of June 2004 and in the Solvency Regulations.

•	Developers: The rating of real-estate developers allows the rating of both the customers who are developers and the individual real-estate projects. Its use makes it easier to monitor and rate projects during their execution phase, as well as enriching the admission processes.

•	BBVA Bancomer companies: This segment also takes into account quantitative factors derived from economic and financial information and bureau information, as well as qualitative factors related to the age of the company, the sector, the quality of its management, etc. The rating tends to run parallel to the admission process, so that responsibility for the rating is with the unit originating the risk, while the decision-making body validates it.

In general in the wholesale area, the rating of customers is not limited to admission, as the ratings are updated according to new information available at any time (economic and financial data, changes in the company, external factors, etc.)

•	Retail: This has been broken down into each one of the exposure categories referred to by the correlations provided for in the sections defined in the Solvency Regulations.

One of the most important processes in which scoring is fully integrated at the highest level and in all decision-making areas is the Group’s process for approving retail transactions. Scoring is an important factor for the analysis and resolution of transactions and it is a mandatory requirement to include it in decision-making on risk in those segments for which it has been designed. In the process of marketing and approving retail transactions, the manager is responsible for marketing management, the quality of the risk and the return, in other words, the customer’s comprehensive management, attending to the processes of admission, monitoring and control.

The rating process is as follows for each specific category of retail exposure:

a.	Mortgages, consumer finance and retail credit cards—Spain: The manager collects data on the customer (personal, financial, banking relationship information) and on the operation (LTV, amount, maturity, destination etc.) and calculates the rating of the transaction with the scoring. The decision of whether it is approved is made based on the results issued by the model.

b.	Autos Finanzia: The financing application may enter through the call center or be directly recorded in Finanzianet by our authorized dealers. The necessary information on the customer (personal, financial information, authorization of the consult from the external bureau of credit) and on the transaction (maturity, amount, etc.) is recorded to rate the transaction with the scoring. Once the validity of the information provided is obtained, the decision of whether to approve it is made based on the results issued by the model.

c.	Retail Revolving (BBVA Bancomer credit cards): The manager or specialist party gathers the necessary information on the customer (personal, financial information and authorization of the consult from the external bureau of credit) and on the transaction (limit requested) to rate the transaction with the scoring. There are additional processes for validating and checking this information through the back office or operational support areas. The decision of whether it is approved is made based on the results issued by the model.

d.	Proactive - Spain: Each month all the customers who have asset positions in credit cards, consumer finance or mortgages and liabilities positions in credit cards and consumer finance, are rated according to information on their behavior.

•	Equity: For its portfolio position registered as equity, the Group is applying the rating obtained for customers as a result of their classification in the lending process.

3.2.5.1.7. Definitions, methods and data for estimating and validating risk parameters

The estimation of the parameters is based on the uniform definition of default established at Group level. Specifically, for a contract or customer to be considered in a situation of default, the provisions of section 4.1.1 must be met, in line with current regulations.

Specifically, there are two approaches within the Group for considering default and estimating parameters:

•	The contract-level approach is applied within the sphere of retail risk. Each customer transaction is dealt with as an independent unit in terms of credit risk. Therefore, non-compliance with credit obligations to the bank is handled at the transaction level, regardless of the behavior of the customer with respect to other obligations.

•	The customer-level approach is applied to the remainder of the portfolio. The significant unit for defining default is the customer’s sum of contracts, which enter a situation of default en masse when the customer defaults.

In addition, to avoid including defaults for small amounts in the estimations, defaulted volumes are to pass through a materiality filter that depends on the type of customer and transaction.

Estimating parameters

In the case of Spain and Mexico, the Group has an RAR information system that reflects exposure to credit risk in the Group’s different portfolios included in advanced internal models.

This information system guarantees the availability of historical data recorded by the Group, which are used to estimate the parameters of Probability of Default (PD), Loss Given Default (LGD) and Credit Conversion Factors (CCF). These are then used to calculate the regulatory capital using the advanced measurement approach, economic capital and expected loss by credit risk.

Other sources of information for the Bank may be used in addition, depending on any new needs detected in the estimation process. Internal estimations of the PD, LGD and CCF parameters are made for all the Group’s portfolios.

In the case of low default portfolios (LDP), in which the number of defaults tends to be insufficient for obtaining empirical estimates, use is made of data from external agencies that are merged with the internal information available and expert criteria.

The following shows the estimation methodologies used for the PD, LGD and CCF risk parameters, for the purpose of calculating the capital requirements.

•	Probability of default (PD)

The methodology used for estimating the PD in those cases that have a mass of internal data of sufficient size is based on the creation of pools of exposures. The groups proposed with a view to calibration are defined by pooling contracts together seeking to achieve intra-group uniformity in terms of credit quality and differentiation with all the other risk groups. The largest possible number of pools is defined in order to allow a suitable discrimination of risk.

The fundamental metric used for making these groupings is the score, being supplemented by other metrics relevant to PD that are proven to be sufficiently discriminating depending on the portfolio.

Once the pools of exposures have been defined, the average empirical PD recorded for each one is obtained and adjusted to the cycle. This metric provides stable estimates over the course of the economic cycle, referred to as PD-TTC (Through the Cycle). This calculation considers the portfolio’s track record and provides long-term levels of PD.

In low default portfolios (LDPs) the empirical PDs observed by external credit assessment institutions are used to obtain the PD of internal risk groups.

Finally, in customer-focused portfolios there is a Master Scale, which is simply a standard and uniform rule for credit levels that makes it possible to make comparisons of credit quality in the Group’s different portfolios.

•	Loss given default (LGD)

As a general rule, the method used to estimate the severity in portfolios with a sufficient number of defaults is Workout LGD Here, the LGD of a contract is obtained as a quotient of the sum of all the financial flows recorded during the recovery process that takes place when a transaction defaults, and the transaction’s exposure at the time of the default.

This estimate is made by considering all the historical data recorded in internal systems. When making the estimates, there are transactions that have already defaulted but for which the recovery process is still ongoing. The loss given default recorded at the time of the estimate is therefore higher than it will ultimately be. The necessary adjustments are made in these cases so as not to distort the estimate.

These estimates are made by defining uniform risk groups in terms of the nature of the operations that determine loss given default. They are made in such a way that there are enough groups for each one to be distinguishable and receive a different estimate.

In keeping with the guidelines set out by the rules, the estimates are made by distinguishing between wholesale and retail type exposures.

There is insufficient historical experience to make a robust estimation in low default portfolios (LDP) using the Workout LGD method, so external sources of information are used, combined with internal data to provide the portfolio with a representative rate of loss given default.

The loss given default rates estimated according to the internal databases the Group holds are conditioned to the moment of the cycle of the data window used, since loss given default varies over the economic cycle. Hence, two concepts can be defined: long-term loss given default, referred to as Long-Run LGD (LRLGD), and loss given default in a period of stress in the cycle, called Downturn LGD (DLGD).

LRLGD is calculated by making an adjustment to capture the difference between the loss given default obtained empirically with the available sample and the average loss given default observed throughout the economic cycle if the observation is complete.

In addition, the LGD observed in a period of stress in the economic cycle (DLGD) is determined.

These estimates are made for those portfolios whose loss given default is noticeably sensitive to the cycle. The different ways in which the recovery cycles can conclude are determined for each portfolio where this LGD in conditions of stress has not yet been observed, and the level these parameters would have in a downturn situation are estimated.

•	Credit conversion factor (CCF)

As with the two preceding parameters, the exposure at the moment of default is another of the necessary inputs for calculating expected loss and regulatory capital. A contract’s exposure usually coincides with its balance. However, this does not hold true in all cases.

For example, for those products with explicit limits, such as credit cards or credit lines, the exposure should incorporate the potential increase in the balance that may be recorded up to the time of default.

In observance of regulatory requirements, exposure is calculated as the drawn balance, which is the real risk at any specific moment, plus a percentage (CCF) of the undrawn balance, which is the part that the customer can still use until the available limit is reached. Therefore, the CCF is defined as the percentage of the undrawn balance that is expected to be used before default occurs.

CCF is estimated by using the cohort approach, analyzing how the exposure varies from a pre-established reference date through to the moment of default, obtaining the average performance according to the relevant metrics.

Different approaches are used for wholesale and retail type exposures. The contract approach analyzes the exposure’s evolution until the contract’s moment of breach of contract, whereas the customer approach analyzes the exposure’s evolution through to the moment of breach by the customer.

Once again, in low default portfolios (LDP) there is insufficient historical experience to make a reliable calculation with the Workout LGD method defined. In this case, too, use is made of external sources that are combined with internal data to provide a representative CCF of the portfolio.

3.2.5.2.	Exposure values by category and PD interval

The following table presents the information on credit risk by method of internal classifications (IRB) by obligor grade for the different categories of exposure. The information shown is balance-sheet volume, off-balance-sheet volume, exposure, EAD, PD-TTC and Downturn LGD and RW (internal estimates approved by the supervisor):

TABLE 25: Advanced measurement approach: Exposure values by category and obligor grade

2015 Categories of Exposure	On balance sheet original gross exposure (1)	Off balance sheet exposure before CCF (2)	Original gross exposure (3) (1+2)	PD-TTC (%)	LGD (%)	EAD (4)	RWA	Expected loss	Provisions	RW (%)
Central governments or central banks	5,333	785	6,118	2%	29%	5,730	224	32	(19)	4%

0,00 to <0,15	5,055	642	5,697	0%	29%	5,381	145	1	(4)	3%
0,15 to <0,25	88	—	88	0%	44%	88	7	0	(0)	8%
0,25 to <0,5	24	—	24	0%	40%	24	10	0	(0)	40%
0,5 to <0,75	0	0	1	1%	26%	0	0	0	—	49%
0,75 to <2,5	26	15	41	1%	21%	33	20	0	(0)	59%
2,5 to <10	117	0	118	4%	24%	118	30	1	(0)	26%
10 to <100	—	1	1	21%	20%	0	0	0	—	104%
100 to (Default)	23	127	149	100%	34%	86	12	29	(15)	13%

Institutions	84,612	5,646	90,259	1%	19%	87,798	10,826	132	(106)	12%

0,00 to <0,15	63,236	3,782	67,018	0%	20%	65,390	5,429	10	(10)	8%
0,15 to <0,25	3,956	425	4,380	0%	22%	4,224	924	2	(1)	22%
0,25 to <0,5	11,216	891	12,107	0%	19%	11,708	2,518	7	(6)	22%
0,5 to <0,75	1,013	172	1,185	1%	24%	1,086	394	1	(2)	36%
0,75 to <2,5	3,536	158	3,694	1%	8%	3,622	587	3	(10)	16%
2,5 to <10	1,352	65	1,417	4%	12%	1,388	531	6	(8)	38%
10 to <100	85	139	225	20%	44%	155	396	14	(12)	256%
100 to (Default)	218	14	232	100%	40%	225	45	89	(57)	20%

Corporates	82,591	56,021	138,613	9%	37%	111,061	63,607	4,027	(5,976)	57%

Of which: SMEs	17,734	2,938	20,671	29%	44%	19,059	12,487	2,596	(3,112)	66%
0,00 to <0,15	950	582	1,533	0%	50%	1,182	323	1	(2)	27%
0,15 to <0,25	547	182	729	0%	50%	631	246	1	(2)	39%
0,25 to <0,5	1,038	299	1,337	0%	49%	1,176	560	2	(2)	48%
0,5 to <0,75	1,591	352	1,943	1%	48%	1,752	1,046	4	(18)	60%
0,75 to <2,5	3,606	739	4,345	1%	43%	3,963	3,010	20	(17)	76%
2,5 to <10	4,414	617	5,031	4%	37%	4,684	4,742	77	(176)	101%
10 to <100	445	27	472	17%	37%	462	714	29	(74)	155%
100 to (Default)	5,142	140	5,282	100%	47%	5,209	1,846	2,464	(2,822)	35%
Of which: Other	54,278	51,183	105,461	6%	40%	80,253	40,954	1,431	(2,605)	51%
0,00 to <0,15	18,359	25,782	44,142	0%	42%	31,298	9,491	14	(37)	30%
0,15 to <0,25	5,838	8,882	14,720	0%	42%	10,214	4,352	8	(18)	43%
0,25 to <0,5	8,786	6,909	15,696	0%	42%	12,417	6,841	16	(20)	55%
0,5 to <0,75	7,264	5,571	12,835	0%	41%	10,355	6,986	20	(16)	67%
0,75 to <2,5	5,336	2,272	7,608	1%	36%	6,437	5,595	25	(21)	87%
2,5 to <10	4,283	1,240	5,523	4%	38%	4,885	6,052	78	(174)	124%
10 to <100	292	131	424	11%	37%	364	663	15	(25)	182%
100 to (Default)	4,119	395	4,514	100%	29%	4,284	975	1,254	(2,294)	23%
Of which: specialized finance	10,579	1,901	12,480			11,748	10,165		(259)	87%

Retail	104,862	21,005	125,867	7%	25%	108,669	23,180	2,600	(2,510)	21%

Of which: Secured by real estate SMEs	1,010	52	1,061	48%	41%	1,031	441	297	(266)	43%
0,00 to <0,15	51	7	58	0%	9%	51	1	0	(0)	2%
0,15 to <0,25	1	—	1	0%	38%	1	0	0	(0)	11%
0,25 to <0,5	38	4	42	0%	18%	39	4	0	(0)	9%
0,5 to <0,75	117	13	130	1%	24%	126	22	0	(0)	17%
0,75 to <2,5	128	9	136	1%	27%	133	45	0	(1)	34%
2,5 to <10	135	8	143	4%	25%	141	88	2	(1)	63%
10 to <100	68	2	71	21%	26%	69	81	4	(1)	117%
100 to (Default)	471	9	480	100%	62%	471	200	291	(262)	43%
Of which: Secured by real estate non-SMEs	89,316	6,694	96,010	6%	17%	89,410	11,970	1,351	(1,267)	13%
0,00 to <0,15	58,412	4,514	62,926	0%	15%	58,486	1,351	5	(58)	2%
0,15 to <0,25	3,144	44	3,188	0%	20%	3,146	270	1	(3)	9%
0,25 to <0,5	4,948	654	5,601	0%	18%	4,952	540	3	(7)	11%
0,5 to <0,75	3,580	388	3,967	1%	18%	3,583	552	3	(5)	15%
0,75 to <2,5	6,119	504	6,623	1%	19%	6,124	1,653	13	(28)	27%
2,5 to <10	6,595	371	6,966	5%	20%	6,599	4,281	63	(114)	65%
10 to <100	1,835	102	1,937	21%	23%	1,836	2,416	86	(46)	132%
100 to (Default)	4,684	118	4,802	100%	25%	4,684	907	1,176	(1,006)	19%
Of which: Eligible revolving	6,324	13,184	19,507	7%	74%	9,433	7,420	496	(462)	79%
0,00 to <0,15	665	2,873	3,538	0%	42%	1,593	23	0	(2)	1%
0,15 to <0,25	13	32	44	0%	48%	24	1	0	(0)	6%
0,25 to <0,5	80	89	169	0%	47%	110	9	0	(0)	8%
0,5 to <0,75	371	1,424	1,795	1%	78%	572	109	2	(2)	19%
0,75 to <2,5	1,180	3,783	4,963	1%	79%	1,879	693	18	(16)	37%
2,5 to <10	2,964	4,491	7,455	5%	83%	4,057	4,342	176	(160)	107%
10 to <100	900	491	1,391	22%	80%	1,047	2,236	182	(165)	214%
100 to (Default)	151	0	151	100%	77%	151	6	117	(117)	4%
Of which: Other SMEs	2,478	1,022	3,500	12%	58%	3,058	1,475	242	(196)	48%
0,00 to <0,15	47	30	77	0%	54%	65	9	0	(0)	14%
0,15 to <0,25	74	60	134	0%	56%	108	20	0	(0)	19%
0,25 to <0,5	154	85	240	0%	55%	203	51	0	(0)	25%
0,5 to <0,75	294	181	475	0%	55%	391	131	—	(1)	34%
0,75 to <2,5	777	365	1,142	1%	57%	979	509	7	(3)	52%
2,5 to <10	815	233	1,049	4%	57%	952	650	23	(12)	68%
10 to <100	62	14	76	17%	55%	72	66	7	(4)	92%
100 to (Default)	254	53	308	100%	71%	288	39	206	(175)	13%
Of which: Other non-SMEs	5,734	54	5,787	8%	51%	5,737	1,874	214	(319)	33%
0,00 to <0,15	2,422	8	2,430	0%	52%	2,423	206	1	(5)	9%
0,15 to <0,25	276	2	278	0%	53%	276	62	0	(1)	22%
0,25 to <0,5	442	3	444	0%	56%	442	144	1	(1)	33%
0,5 to <0,75	446	4	450	1%	53%	447	193	1	(1)	43%
0,75 to <2,5	708	5	713	1%	52%	708	419	4	(3)	59%
2,5 to <10	897	12	909	5%	46%	898	640	19	(12)	71%
10 to <100	170	1	171	22%	50%	170	194	18	(10)	114%
100 to (Default)	373	19	392	100%	45%	373	16	169	(286)	4%
Equity PD/LGD Method	4,175	—	4,175	1%	87%	4,175	6,230	22	(426)	149%
0,00 to <0,15	2,827	—	2,827	0%	90%	2,827	3,375	4	(391)	119%
0,15 to <0,25	1,024	—	1,024	0%	87%	1,024	1,844	2	—	180%
0,25 to <0,5	2	—	2	0%	65%	2	2	0	—	124%
0,5 to <0,75	—	—	—	—	—	—	—	—	—	0%
0,75 to <2,5	5	—	5	1%	65%	5	9	0	—	183%
2,5 to <10	318	—	318	8%	65%	318	1,001	16	(36)	314%
10 to <100	—	—	—	—	—	—	—	—	—	0%
100 to (Default)	—	—	—	—	—	—	—	—	—	0%

TOTAL BY CATEGORY AND OBLIGOR GRADE	281,574	83,457	365,031			317,433	104,066	6,812	(9,037)	33%

(1)	Amount included in the balance sheet accounts, without considering off-balance sheet items.
(2)	Amount not used included in memorandum accounts corresponding mainly to sums undrawn from credit lines and cards, as well as exposures in letters of credit and documentary credits.
(3)	This refers to exposure following the application of risk mitigation techniques.
(4)	Value of the exposure in the event of default.
(5)	Exposures broken down by PD scale according to the EBA’s recomendations

2014 Categories of Exposure	On balance sheet original gross exposure (1)	Off balance sheet exposure before CCF (2)	Original gross exposure (3) (1+2)	PD-TTC (%)	LGD (%)	EAD (4)	RWA	Expected loss	Provisions	RW (%)
Central governments or central banks	4,153	749	4,902	1%	33%	4,529	376	14	(4)	8%

0,00 to <0,15	3,927	699	4,626	0%	32%	4,279	152	1	(4)	4%
0,15 to <0,25	1	—	1	0%	40%	1	1	0	(0)	47%
0,25 to <0,5	1	13	13	0%	44%	7	3	0	—	41%
0,5 to <0,75	49	13	62	1%	37%	54	28	0	—	53%
0,75 to <2,5	62	18	79	1%	28%	70	46	0	(0)	65%
2,5 to <10	15	0	16	5%	25%	16	8	0	—	53%
10 to <100	51	5	56	13%	54%	54	132	4	—	246%
100 to (Default)	47	2	49	100%	19%	48	6	9	(0)	13%

Institutions	105,642	6,338	111,981	0%	17%	109,494	12,425	181	(78)	11%

0,00 to <0,15	75,118	3,172	78,289	0%	16%	76,874	4,806	8	(11)	6%
0,15 to <0,25	9,045	1,398	10,443	0%	14%	10,202	1,603	3	(7)	16%
0,25 to <0,5	13,549	1,062	14,611	0%	19%	14,119	2,854	8	(2)	20%
0,5 to <0,75	3,871	486	4,357	1%	16%	4,114	1,037	3	(2)	25%
0,75 to <2,5	1,789	145	1,934	1%	13%	1,876	567	3	(1)	30%
2,5 to <10	1,634	57	1,691	5%	12%	1,663	624	10	(9)	38%
10 to <100	425	4	429	21%	38%	427	892	33	(2)	209%
100 to (Default)	213	14	227	100%	51%	220	42	113	(44)	19%

Corporates	75,120	53,389	128,508	12%	36%	102,682	60,998	4,700	(6,700)	59%

Of which: SMEs	15,623	2,732	18,356	39%	45%	16,890	11,084	3,076	(3,761)	66%
0,00 to <0,15	569	459	1,028	0%	49%	788	203	0	(1)	26%
0,15 to <0,25	351	217	567	0%	50%	445	161	0	(1)	36%
0,25 to <0,5	667	294	961	0%	50%	794	365	1	(2)	46%
0,5 to <0,75	901	340	1,241	0%	50%	1,054	620	3	(2)	59%
0,75 to <2,5	2,403	611	3,014	1%	46%	2,702	2,127	14	(25)	79%
2,5 to <10	4,125	502	4,628	5%	38%	4,366	4,665	83	(269)	107%
10 to <100	441	26	467	17%	39%	454	754	29	(97)	166%
100 to (Default)	6,166	283	6,449	100%	47%	6,289	2,190	2,944	(3,365)	35%

Of which: Other	48,402	48,809	97,211	6%	40%	73,596	39,394	1,625	(2,680)	54%

0,00 to <0,15	12,537	24,680	37,217	0%	41%	25,082	6,652	7	(20)	27%
0,15 to <0,25	4,958	6,961	11,919	0%	39%	8,615	3,323	7	(11)	39%
0,25 to <0,5	7,975	6,498	14,473	0%	42%	11,473	6,129	15	(21)	53%
0,5 to <0,75	6,996	6,263	13,259	1%	40%	10,435	6,885	21	(19)	66%
0,75 to <2,5	5,763	2,335	8,098	1%	36%	6,864	5,802	29	(49)	85%
2,5 to <10	6,161	1,344	7,505	5%	37%	6,757	8,239	123	(355)	122%
10 to <100	498	324	822	16%	40%	682	1,399	43	(151)	205%
100 to (Default)	3,513	404	3,917	100%	37%	3,688	966	1,379	(2,055)	26%
Of which: specialized finance	11,095	1,847	12,942			12,196	10,520		(259)	86%

Retail	83,698	12,577	96,276	6%	28%	86,866	21,059	1,994	(1,620)	24%

Of which: Secured by real estate SMEs	1,062	4	1,066	21%	21%	1,063	321	54	(45)	30%
0,00 to <0,15	391	—	391	0%	18%	391	12	0	(0)	3%
0,15 to <0,25	63	3	66	0%	20%	63	5	0	(0)	9%
0,25 to <0,5	67	0	67	0%	23%	67	9	0	(0)	14%
0,5 to <0,75	73	0	73	1%	19%	73	12	0	(0)	16%
0,75 to <2,5	86	0	86	1%	24%	86	29	0	(0)	34%
2,5 to <10	118	0	118	5%	25%	118	104	1	(2)	88%
10 to <100	65	—	65	21%	28%	65	107	4	(2)	166%
100 to (Default)	200	—	200	100%	24%	200	42	49	(40)	21%
Of which: Secured by real estate non-SMEs	68,818	229	69,047	6%	19%	68,830	10,099	981	(676)	15%
0,00 to <0,15	46,991	190	47,181	0%	17%	47,001	1,159	5	(34)	2%
0,15 to <0,25	2,960	9	2,969	0%	22%	2,960	274	1	(2)	9%
0,25 to <0,5	2,721	10	2,731	0%	24%	2,722	391	2	(2)	14%
0,5 to <0,75	2,358	7	2,364	1%	22%	2,358	438	3	(2)	19%
0,75 to <2,5	4,227	10	4,237	1%	22%	4,227	1,344	11	(13)	32%
2,5 to <10	4,759	2	4,762	5%	23%	4,759	3,640	53	(58)	76%
10 to <100	1,429	0	1,429	19%	26%	1,429	2,136	70	(26)	150%
100 to (Default)	3,373	—	3,373	100%	25%	3,373	716	836	(538)	21%
Of which: Eligible revolving	6,377	11,566	17,943	7%	76%	9,134	7,203	504	(516)	79%
0,00 to <0,15	529	2,462	2,990	0%	42%	1,326	20	0	(1)	1%
0,15 to <0,25	11	29	40	0%	48%	21	1	0	(0)	6%
0,25 to <0,5	298	883	1,181	0%	74%	431	57	1	(1)	13%
0,5 to <0,75	365	1,514	1,879	1%	78%	565	112	2	(2)	20%
0,75 to <2,5	1,107	2,558	3,664	1%	80%	1,620	605	15	(14)	37%
2,5 to <10	3,092	3,633	6,725	5%	84%	4,071	4,273	166	(155)	105%
10 to <100	803	489	1,292	24%	80%	927	2,050	178	(202)	221%
100 to (Default)	172	0	172	100%	82%	172	86	141	(140)	50%
Of which: Other SMEs	1,578	519	2,097	12%	59%	1,896	965	161	(100)	51%
0,00 to <0,15	20	15	36	0%	53%	29	4	0	(0)	13%
0,15 to <0,25	35	32	67	0%	55%	55	10	0	(0)	19%
0,25 to <0,5	83	57	140	0%	56%	117	30	0	(0)	26%
0,5 to <0,75	152	70	222	0%	57%	194	68	—	(0)	35%
0,75 to <2,5	476	176	652	1%	57%	584	306	4	(2)	52%
2,5 to <10	612	161	773	5%	58%	715	498	20	(10)	70%
10 to <100	27	5	32	18%	60%	30	31	3	(2)	101%
100 to (Default)	172	3	174	100%	77%	173	18	133	(85)	11%
Of which: Other non-SMEs	5,863	259	6,123	8%	51%	5,943	2,471	294	(284)	42%
0,00 to <0,15	2,054	117	2,171	0%	49%	2,060	162	1	(4)	8%
0,15 to <0,25	217	6	224	0%	58%	220	54	0	(1)	25%
0,25 to <0,5	288	17	305	0%	57%	295	98	1	(1)	33%
0,5 to <0,75	328	21	349	1%	59%	340	160	1	(1)	47%
0,75 to <2,5	698	44	742	1%	54%	722	458	5	(4)	63%
2,5 to <10	1,700	50	1,750	5%	46%	1,726	1,247	39	(19)	72%
10 to <100	230	3	233	21%	52%	230	272	25	(17)	118%
100 to (Default)	349	0	349	100%	64%	350	19	223	(238)	5%
Equity PD/LGD Method	6,462	—	6,462	1%	88%	6,462	10,417	11	1,373	161%
0,00 to <0,15	2,982	—	2,982	0%	90%	2,982	3,575	1	(272)	120%
0,15 to <0,25	3,022	—	3,022	0%	90%	3,022	5,694	5	1,481	188%
0,25 to <0,5	12	—	12	0%	65%	12	15	0	39	124%
0,5 to <0,75	40	—	40	1%	65%	40	62	—	—	152%
0,75 to <2,5	77	—	77	1%	65%	77	144	0	—	186%
2,5 to <10	236	—	236	3%	65%	236	556	5	146	236%
10 to <100	93	—	93	38%	65%	93	370	—	(22)	400%
100 to (Default)	—	—	—	—	—	—	—	—	—	0%

TOTAL BY CATEGORY AND OBLIGOR GRADE	275,075	73,054	348,129	6%	28%	310,032	105,275	6,901	(7,029)	34%

(1)	Amount included in the balance sheet accounts, without considering off-balance sheet items.
(2)	Amount not used included in memorandum accounts corresponding mainly to sums undrawn from credit lines and cards, as well as exposures in letters of credit and documentary credits.
(3)	This refers to exposure following the application of risk mitigation techniques.
(4)	Value of the exposure in the event of default.
(5)	Exposures broken down by PD scale according to the EBA’s recomendations

The information contained in the above tables is set out below in graphic format:

CHART 5: Advanced measurement approach. EAD by obligor category

CHART 6: Advanced measurement approach. Average weighted PD by EAD

CHART 7: Advanced measurement approach. Average weighted DLGD by EAD

CHART 8: Advanced measurement approach. Average weighted risk by EAD

The following table presents the main variations in the year in terms of RWAs for the Credit Risk advanced measurement approach:

TABLE 26: Variations in the period in terms of RWAs for the Credit Risk advanced measurement approach

Millones €
Credit Risk (IRB)
RWAs Dec 14	94,858
Effects
Asset size	404
Model updates	2,480
Foreign exchange movements	79
Others	16
RWAs Dec 15	97,837

•	Asset size: Net effect of the acquisition of Catalunya Banc, growth in Mexico and sluggish activity in the Spanish market.

•	Model updating: Mainly a result of the transfer of the portfolio from the merged company Unnim to advanced models and the recalibration of parameters in Mexico.

3.2.5.3. Comparative analysis of the estimates made

The following charts compare the expected loss adjusted to the cycle calculated according to the Group’s core internal models approved by the supervisor, with the effective loss incurred between 2001 and 2015. They also present the average effective loss between 2001 and 2015 in accordance with the following:

•	Expected loss calculated with the internal models calibrated to 2015, and adjusted to the economic cycle (light green line), i.e. the annual average expected loss in an economic cycle.

•	Observed loss (light blue dotted line) calculated as the ratio of gross additions to NPA over the average observed exposure multiplied by the estimated point in time severity.

•	Average loss (2001-2015), which is the average of effective losses for each year (light blue solid line).

The effective loss is the annual loss incurred. It must be less than the expected loss adjusted to the cycle in the best years of an economic cycle, and greater during years of crisis.

The comparison has been made for the portfolios of Mortgages, Consumer Finance Credit Cards and (2004-2015) Autos (retail) and SMEs and Developers (2009-2015), all of them in S&P. In Mexico, the comparison has been carried out for the Credit Card portfolio (2005-2015 window) and SMEs and Large Companies (2005-2015 window).

Regarding the categories of Institutions (Public and Financial Institutions) and Corporate, historical experience shows that there is such a small number of defaulted exposures (Low Default Portfolios) that it is not statistically significant, and hence the reason the comparison is not shown.

The charts show that during the years of biggest economic growth, in general the effective loss was significantly lower than the expected loss adjusted to the cycle calculated using internal models.

The contrary was the case after the start of the crisis This is in line with the major economic slowdown and the financial difficulties of households and companies, above all in the case of companies dedicated to development and construction.

The fact that in some portfolios the average observed loss is greater than the estimated loss is coherent with the fact that the observed time window may be worse than what would be expected in a complete economic cycle. In fact, this window has fewer expansive years (6) than crisis years (9). This is not representative of a complete economic cycle.

Retail Mortgages:

Starting in 2007, the effective losses are above the expected loss adjusted to the cycle, as they are losses incurred in years of crisis. The effective losses are slightly greater than the cycle-adjusted figures given the sampled number of years entailing more years of crisis than growth.

CHART 9: Comparative analysis of expected and incurred loss: Retail mortgages

Consumer finance:

The chart shows that during the years of biggest economic growth the effective loss was lower than the expected loss adjusted to the cycle calculated using internal models. The contrary was the case starting in 2007. This is in line with the major economic slowdown and the financial difficulties of households.

CHART 10: Comparative analysis of expected and incurred loss: Consumer finance

Credit cards.

As in the case of Mortgages and Consumer Finance, the observed loss is lower than the Expected Loss adjusted to the cycle calculated using internal models at best periods of the cycle, and higher during its worst periods.

CHART 11: Comparative analysis of expected and incurred loss: Credit cards

Automobiles:

In this case the expected loss adjusted to the cycle continues to be higher than the average effective losses for the last 14 years, which suggests the conservative nature of the estimate.

CHART 12: Comparative analysis of expected and incurred loss: Automobiles

SMEs and Developers:

Once again it can be seen that during the years of biggest economic growth the effective loss is lower than the expected loss adjusted to the cycle calculated using internal models. The contrary was the case starting in 2007. The great difficulties faced by companies, particularly those engaged in development and construction businesses, are reflected in an observed loss higher than the loss adjusted to the cycle estimated by the internal models.

The expected loss adjusted to the cycle is lower than the average effective losses for the last 13 years, which is consistent with the fact that the observed window is worse than what would be expected over a complete economic cycle (more years of crisis than of economic boom).

CHART 13: Comparative analysis of expected and incurred loss: SMEs and Developers

The PD series is shown below for these very same portfolios, with the data from 2002 to 2015. Similar to the remaining portfolios, the observed series is much lower than the one adjusted to the cycle until 2007, calculated with the internal models in the best moments of the cycle, and greater during the lowest moments.

CHART 14: Comparative analysis of expected and incurred loss: SMEs and Developers PD

Mexico Credit Cards:

In the case of Bancomer’s credit card portfolio we can see how the average Expected Loss for the cycle calculated using internal models is below the average observed losses. The reason is the use of an observation window which is unrepresentative of a complete economic cycle (the estimate would include comparatively more years of crisis than of economic growth).

CHART 15: Comparative analysis of expected and incurred loss: Mexico Credit Cards

Mexico Corporates:

In the case of Bancomer’s company portfolio we can see how the average Expected Loss for the cycle calculated using internal models is below the average observed losses. The reason is the use of an observation window which is unrepresentative of a complete economic cycle (the estimate would include comparatively more years of crisis than of economic growth).

CHART 16: Comparative analysis of expected and incurred loss: Mexico Corporates

3.2.5.3.1. Impairment losses (IRB)

The table below shows the balance of specific, generic and country risk allowances for losses, by exposure categories, as of December 31, 2015 and 2014.

TABLE 27: Balance of specific, generic and country risk allowances for losses, by exposure category (Advanced approach)

Category of exposure	Loan-loss provisions	Loan-loss provisions
	2015	2014
Central governments or central banks	19	4
Institutions	106	78
Corporates	5,976	6,711
Retail	2,510	1,620
Of which: Secured by real estate collateral	1,533	721
Of which: Qualifying revolving retail	462	516
Of which: Other retail assets	515	384

TOTAL	8,611	8,413

3.2.5.4. Weightings of specialized lending exposures

The solvency regulation stipulates that the consideration of specialized lending companies is to apply to legal entities with the following characteristics:

•	The exposure is to an entity created specifically to finance and/or operate physical assets

•	The contractual arrangements give the lender a substantial degree of control over the assets and income they generate.

•	The primary source of repayment of the obligation is the income generated by the assets being financed, rather than the independent capacity of the borrower.

The following table presents the exposures assigned to each one of the risk weightings of the specialized lending exposures as of December 31, 2015 and 2014:

TABLE 28: Exposures assigned to each one of the risk weightings of the specialized lending exposures

(Millon euros) Risk weighting	Scale	Original Exposure (1)
		2015	2014
1	50%	0	0
	70%	6,419	6,158
2	70%		0
	90%	3,640	4,530
3	115%	1,449	1,310
4	250%	512	488
5	0%	460	457

TOTAL		12,480	12,942

Nota

(1)	Gross exposure prior to the application of risk mitigation techniques.

3.2.5.5. Risk weightings of equity exposures

The following table presents the exposures assigned to each one of the risk weightings of equity exposures as of December 31, 2015 and 2014.

TABLE 29: Exposures assigned to each one of the risk weightings of the equity exposures

Millon euros Risk weighting	Original exposure
	2015	2014
Risk weighting, Simple Method	4,853	3,980

190%	598	479
250%	3,915	3,266
290%	236	134
370%	105	102

PD/LGD Method	4,175	6,462

AA	0	0
AA-	0	0
A	0	0
A-	0	0
BBB+	2,827	2,982
BBB	1,024	3,022
BBB-	2	12
BB+	0	40
BB	5	77
BB-	0	0
B+	0	233
B	3	3
B-	316	0
C	0	93
Internal Models Method	390	254

TOTAL	9,418	10,696

3.2.6. Information on counterparty risk

Counterparty exposure involves that part of the original exposure corresponding to derivative instruments, repurchase and resale transactions, securities or commodities lending or borrowing transactions and deferred settlement transactions.

The following chart illustrates the amount in terms of EAD of the counterparty risk, broken down by product and risk:

TABLE 30: Counterparty risk. EAD derivatives by product and risk

2015 (Million euros) Products	Currency risk	Interet rate risk	Equity risk	Commodity risk	Credit risk	Other risks	TOTAL
Term operations	4,070	2	7	0	0	0	4,079
FRAs	0	8	0	0	0	0	8
Swaps	0	20,016	36	0	0	0	20,051
Options	395	2,624	1,186	1	0	0	4,205
Other products	0	0	0	0	734	0	734

TOTAL	4,465	22,649	1,229	1	734	0	29,078

2014 (Million euros) Products	Currency risk	Interet rate risk	Equity risk	Commodity risk	Credit risk	Other risks	TOTAL
Term operations	5,479	0	9	0	0	0	5,489
FRAs	0	1	0	0	0	0	1
Swaps	0	16,904	90	0	0	0	16,994
Options	149	2,282	991	1	0	0	3,423
Other products	0	0	0	0	316	0	316

TOTAL	5,629	19,187	1,090	1	316	0	26,223

CHART 17: EAD for derivatives broken down by risk

3.2.6.1. Policies on managing counterparty risk

3.2.6.1.1. Methodology: allocation of internal capital and limits to exposures subject to counterparty risk

The Group has an economic model for calculating internal capital through exposure to counterparty risk in treasury operations. This model has been implemented in the Risk unit systems in Market areas. It is used to measure the credit exposures for each of the counterparties for which the entity operates.

The generation of exposures is undertaken in a manner that is consistent with those used for the monitoring and control of credit risk limits. The time horizon is divided up into intervals, and the market risk factors (interest rates, exchange rates, etc.) underlying the instruments that determine their valuation are simulated for each interval.

The exposures are generated from 500 different scenarios using the Monte Carlo method for risk factors (subject to counterparty risk) and applying the corresponding mitigating factors to each counterparty (i.e. applying collateral and/or netting agreements as applicable).

The correlations, loss given defaults, internal ratings and associated probabilities of default are consistent with the Group’s economic model for general credit risk.

The capital for each counterparty is then calculated using the exposure profile and taking into account the analytical formula adopted by Basel. This figure is modified by an adjustment factor for the possible maturity subsequent to one year of the operations in a similar vein to the general approach adopted by Basel for the treatment of credit risk.

Counterparty limits are specified within the financial programs authorized for each subsidiary within the line item of treasury limits. It stipulates both the limit and the maximum term for the operation.

The use of transactions within the limits is measured in terms of mark-to-market valuation plus the potential risk using the Monte Carlo Simulation methodology (95% confidence level) and bearing in mind possible mitigating factors (such as netting, break clauses or collateral contracts).

Management of consumption by lines in the Markets area is carried out through a corporate platform that enables online monitoring of the limits and availabilities established for the different counterparties and clients. This control is completed by independent units of the business area to guarantee proper segregation of functions.

3.2.6.1.2. Policies for ensuring the effectiveness of collaterals and establishing the value adjustments for impairment to cover this risk

The Group has subscribed collateral contracts with many of its counterparties that serve as a guarantee of the mark-to-market valuation of derivatives operations. The collateral consists mostly of deposits, which means that no situations of impairment are forthcoming.

The MENTOR tool has been specifically designed to store and process the collateral contracts concluded with counterparties. This application enables the existence of collateral to be taken into account at the transaction level (useful for controlling and monitoring the status of specific operations) as well as at the counterparty level. Furthermore, said tool feeds the applications responsible for estimating counterparty risk by providing all the necessary parameters for considering the impact of mitigation in the portfolio due to the agreements signed.

Likewise, there is also an application that reconciles and adjusts the positions serving the Collateral and Risks units.

In order to guarantee the effectiveness of collateral contracts, the Group carries out a daily monitoring of the market values of the operations governed by such contracts and of the deposits made by the counterparties. Once the amount of the collateral to be delivered or received is obtained, the collateral demand (margin call), or the demand received, is carried out at the intervals established in the contract, usually daily.

If significant variations arise from the process of reconciliation between the counterparties, after a reconciliation in economic terms they are reported by the Collateral unit to the Risks unit for subsequent analysis and monitoring. Within the control process, the Collateral unit issues a daily report on the guarantees which includes a description by counterparty of the exposure and collateral, making special reference to those guarantee deficits at or beyond the set warning levels.

Financial assets and liabilities may be the object of netting, in other words presentation for a net amount in the balance sheet, only when the Group’s entities comply with the provisions of IAS 32—Paragraph 42, and thus have the legally obliged right to offset the amounts recognized, and the intention to settle the net amount or to divest the asset and pay the liability at the same time.

In addition, the Group has assets and liabilities on the balance sheet that are not netted and for which there are master netting agreements, but for which there is neither the intention nor the right to settle. The most common types of events that trigger netting of reciprocal obligations include the bankruptcy of the credit institution in question, swiftly accumulating indebtedness, default, restructuring or the winding up of the entity.

In the current market context, derivatives are contracted under different framework contracts, with the most general being those developed by International Swaps and Derivatives Association (ISDA), and for the Spanish market the Framework Financial Operations Contract (FAFT). Practically all portfolio derivative operations have been concluded under these master contracts, including in them the netting clauses referred to in the above point as Master Netting Agreements, considerably reducing the credit exposure in these instruments. In addition, in the contracts concluded with professional counterparties, annexes are included with collateral agreements called Credit Support Annexes (CSA), thus minimizing exposure to a possible counterparty insolvency.

At the same time, in repurchase agreements the volume traded has increased strongly through clearing houses that use mechanisms to reduce counterparty risk, as well as through various master contracts in bilateral operations, the most common being the Global Master Repurchase Agreement (GMRA), which is published by the International Capital Market Association (ICMA). This tends to have clauses added relating to the exchange of collateral within the main body of the master contract itself.

The following summary table presents the potential effects of netting and collateral agreements in derivative operations as of December 31, 2015:

TABLE 31: Assets and liabilities subject to contractual netting rights

				Non-offsetted gross amount
2015 Offsetting of financial instruments	Gross Recognized Amount (A)	Offsetted balance sheet amounte (B)	Net amount presented on balance sheet (C=A-B)	Amount related to recognized financial instruments	Collateral (including cash)	Net amount (E=C-D)
Assets
Trading and hedging derivatives	54,480	7,805	46,675	30,350	5,493	10,832
Repurchase agreement (Repos)	21,063	4,596	16,467	17,625	24	-1,182

Total assets	75,543	12,401	63,142	47,975	5,517	9,650

Liabilities
Trading and hedging derivatives	54,267	8,423	45,844	30,350	9,830	5,664
Repurchase agreements (Repos)	72,947	4,596	68,351	68,783	114	-545

Total liabilities	127,214	13,019	114,196	99,133	9,944	5,119

3.2.6.1.3. Policies regarding the risk of adverse effects occurring due to correlations

Derivatives contracts may give rise to potential adverse correlation effects between the exposure to the counterparty and its credit quality me (wrong-way-exposures). The Group has strict policies on the treatment of exposures of this nature. First, they follow specific admission processes for each individual operation, and second, they can compute the effects of risk, not for the potential value of the exposure, but for 100% of its nominal value depending on the type of operation

3.2.6.1.4. Impact of collaterals in the event of a downgrade in their credit rating

Regarding derivatives operations, as a general policy, the Group does not subscribe collateral contracts that involve an increase in the amount to be deposited in the event of the Group being downgraded.

The general criterion applied to date with banking counterparties is to establish a zero threshold within collateral contracts, irrespective of the mutual rating; provision will be made as collateral of any difference that arises through mark-to-market valuation.

3.2.6.2. Amounts of counterparty risk

The original exposure for the counterparty risk of derivatives, according to Chapter 6 of the CRR, can be calculated using the following methods: original risk, mark-to-market valuation, standardized and internal models.

The Group calculates the value of exposure to risk through the mark-to-market method, obtained as the aggregate of the positive mark-to-market value after contractual netting agreements plus the potential future risk of each transaction or instrument.

Below is a breakdown of the amount in terms of original exposure, EAD and RWAs:

TABLE 32: Positions subject to counterparty risk in terms of EO, EAD and RWAs

Million euros Exposure categories and risk types	2015
	Securities financing transactions			Derivatives and transactions with deferred settlement			From contractual netting between products
	OE	EAD	RWAs	OE	EAD	RWAs	OE	EAD	RWAs
Central governments or central banks	12,544	5,980	181	51	51	20	203	203	5
Regional governments or local authorities	0	0	—	17	17	3	48	48	10
Public sector entities	—	—	—	1	1	0	19	19	19
Multilateral Development Banks	—	—	—	—	—	—	—	—	—
Institutions	860	755	113	4,764	4,764	1,103	4,233	1,603	544
Corporates	25	10	10	1,356	1,356	1,352	1,305	1,305	1,073
Retail	—	—	—	18	18	12	34	32	20
Secured by mortgages on immovable property	—	—	—	—	—	—	—	—	—
Exposures in default	—	—	—	0	0	0	8	3	5
Items associated with particularly high risk	—	—	—	—	—	—	—	—	—
Covered bonds	—	—	—	—	—	—	—	—	—
Short-term claims on institutions and corporate	—	—	—	—	—	—	—	—	—
Collective investments undertakings (CIU)	175	47	10	0	0	0	16	0	0
Other exposures	69	69	68	0	0	0	7	7	7

Total credit risk by the standardized approach	13,672	6,860	382	6,207	6,207	2,492	5,872	3,219	1,681

Central governments or central banks	—	—	—	1	1	0	24	24	4
Institutions	35,063	35,063	627	3,553	3,553	1,012	12,379	12,379	1,308
Corporates	—	—	—	862	862	533	2,825	2,825	2,010
Of which: SMEs	—	—	—	46	46	36	117	117	109
Of which: companies of specialized finance	—	—	—	356	356	294	1,344	1,344	1,259
Of which: other	—	—	—	460	460	203	1,365	1,365	642
Retail	—	—	—	3	3	1	5	5	2
Of which: Secured by real estate collateral	—	—	—	—	—	—	—	—	—
Of which: Qualifying revolving retail	—	—	—	—	—	—	—	—	—
Of which: Other retail assets	—	—	—	3	3	1	5	5	2
Other corporates: SMEs	—	—	—	3	3	1	5	5	2
Other corporates: No SMEs	—	—	—	0	0	0	0	0	0

Total credit risk by the advanced measurement approach	35,063	35,063	627	4,418	4,418	1,547	15,233	15,233	3,324

TOTAL CREDIT RISK	48,735	41,923	1,009	10,626	10,626	4,039	21,105	18,452	5,006

The amounts shown in the table above on credit risk include the counterparty risk in trading-book activity as shown below:

TABLE 33: Amounts of counterparty risk in the trading book

Counterparty Risk Trading Book Activities	Capital amount
	2015	2014
Standardized Approach	330	233
Advanced Measurement Approach	382	391

TOTAL	712	624

The Group currently has a totally residual amount of capital requirements for trading-book activity liquidation risk.

There follows a specification of the amounts in million euros involved in the counterparty risk of derivatives as at December 31, 2015 and 2014:

TABLE 34: Counterparty risk. Exposure in derivatives. Netting effect and collateral

Derivatives exposure. Netting effect and collateral	2015	2014
Gross positive fair value of the contracts (accounting perimeter)	44,439	46,780
Gross positive fair value of the contracts (solvency perimeter)	46,675	48,911
Add-on	14,523	22,779
Positive effects of netting agreements	-32,120	-45,467
Credit exposure after netting and before collateral assigned	29,078	26,223
Collateral assigned	-3,524	-5,356
Credit exposure in derivatives after netting and before collateral assigned	25,553	20,867
RWAs	9,045	7,799

The total exposure to counterparty risk, composed basically of repo transactions and OTC derivatives, is €80,465 million and €93,506 million, as of December 31, 2015 and 2014, respectively (after applying any netting agreements applicable).

3.2.6.2.1. Credit derivative transactions

The table below shows the amounts corresponding to transactions with credit derivatives used in intermediation activities:

TABLE 35: Counterparty risk. Transactions with credit derivatives used in intermediation activities

					12/31/2015
	Total notional amount of the transactions	Types of Derivatives
(Million euros) 2015 Classification of derivatives		(CDS) on individual names	On indexes (CDSI)	Nth to default baskets	Derivatives on tranches (CDO)
Protection purchased	15,180	6,651	8,184	205	140
Protection sold	15,522	6,869	8,508	0	145

					12/31/2014
	Total notional amount of the transactions	Types of Derivatives
(Million euros) 2014 Classification of derivatives		(CDS) on individual names	On indexes (CDSI)	Nth to default baskets	Derivatives on tranches (CDO)
Protection purchased	22,843	7,817	14,300	551	175
Protection sold	22,291	8,222	13,811	82	175

As of year-end 2015 and 2014, the Group did not use credit derivatives in brokerage activities as collateral.

3.2.6.3. CVA charge requirements

The capital for CVA aims to cover losses caused by changes in MtM due to changes in the CVA (accounting adjustment)

The amounts indicated below regarding the adjustments for credit risks are listed in millions of euros as of December 31, 2015 and 2014:

TABLE 36: Credit risk. Capital requirements by Credit Valuation Adjustments (CVA)

2015

2015	EAD after CRM	RWA
Total portfolios subject to capital requirement by Advanced CVA	—	—
(i) VaR component (included multiplied x3)	—	—
(ii) Stressed VaR component (included multiplied x3)	—	—
Total portfolios subject to capital requirement by Standarized CVA	12,993	3,833

Total subject to capital requirement by CVA	12,993	3,833

2014

2014	EAD after CRM	RWA
Total portfolios subject to capital requirement by Advanced CVA	—	—
(i) VaR component (included multiplied x3)	—	—
(ii) Stressed VaR component (included multiplied x3)	—	—
Total portfolios subject to capital requirement by Standarized CVA	14,160	5,960

Total subject to capital requirement by CVA	14,160	5,960

Below are the variations in terms of RWAs during the period:

TABLE 37: Variations in terms of RWAs of CVA

Million euros
CVA
RWA´s Dec 14	5,960
Effects
Asset size	-2,127
RWA´s Dec 15	3,833

3.2.7. Information on securitizations

3.2.7.1. General characteristics of securitizations

3.2.7.1.1. Purpose of securitization

The Group’s current policy on securitization considers a program of recurrent issue, with a deliberate diversification of securitized assets that adjusts their volume to the Bank’s capital requirements and to market conditions.

This program is complemented by all the other finance and equity instruments, thereby diversifying the need to resort to wholesale markets.

The definition of the strategy and the execution of the operations, as with all other wholesale finance and capital management, is supervised by the Assets & Liabilities Committee, with the pertinent internal authorizations obtained directly from the Board of Directors or from the Executive Committee.

The main aim of securitization is to serve as an instrument for the efficient management of the balance sheet, above all as a source of liquidity at an efficient cost, obtaining liquid assets through eligible collateral, as a complement to other financial instruments. In addition, there are other secondary objectives associated with the use of securitization instruments, such as freeing up of regulatory capital by transferring risk and the freeing of potential excess generic provisions, provided that the volume of the first-loss tranche and the ability to transfer risk allow it.

3.2.7.1.2. Functions pursued in the securitization process and degree of involvement

The Group’s degree of involvement in its securitization funds is not usually restricted to the mere role of assignor and administrator of the securitized portfolio.

CHART 18: Functions performed in the securitization process and Group’s involvement level

As can be seen in the above chart, the Group has usually taken additional roles such as:

•	Payment Agent.

•	Provider of the treasury account.

•	Provider of the subordinated loan and of the loan for start-up costs, with the former being the one that finances the first-loss tranche, and the latter financing the fund’s fixed expenditure.

•	Administrative agent of the securitized portfolio

The Group has not assumed the role of sponsor of securitizations originated by third-party institutions.

The Group’s balance sheet maintains the first-loss tranches of all securitizations performed.

It is worth noting that the Group has maintained a consistent line in the generation of securitization operations since the credit crunch, which began in July 2007. Accordingly:

•	There have been no transfers of risk through synthetic securitizations. All operations have involved traditional securitizations with simple structures in which the underlying assets were loans or financial leasing.

•	It has not been involved in recurrent structures such as conduits or SIVs; instead, all of its issues have been one-offs.

3.2.7.1.3. Methods used for the calculation of risk-weighted exposures in its securitization activity

The methods used to calculate risk-weighted exposures in securitizations are:

•	The standardized approach: when this method is used for fully securitized exposures, in full or in a predominant manner if it involves a mixed portfolio.

•	The IRB approach: when internal models are used for securitized exposures, in full or in a predominant manner. Within the alternatives of the IRB approach, use is made of the model based on external ratings.

3.2.7.2. Risk transfer in securitization activities

A securitization fulfills the criterion of significant and effective transfer of risk, and therefore falls within the solvency framework of the securitizations, when it meets the conditions laid down in Articles 244.2 and 243.2 of the solvency regulation.

3.2.7.3. Investment or retained securitizations

The table below shows the amounts in terms of EAD of investment and retained securitization positions by type of exposure, tranches and weighting ranges corresponding to securitizations.

In the case of originated securitizations, only those in which the Group fulfills the criteria for transfer of risk as of December 31, 2015 and 2014 are included.

TABLE 38: Amounts in terms of EAD of investment and retained securitization positions

Investment positions as of December 31, 2015 and 2014:

(Million euros)
2015			EAD broken down by ECAI tranches
2015 Security Type	Exposure Type	Tranche	Standardized				Advanced				Total
			20%	40%;50%; 100%;225%; 350%;650%	1250%	Total Standardized	20%	40%;50%; 100%;225%; 350%;650%	1250%	Total Advanced
Investment	Balance-sheet exposure	Preferential	2,450			2,450	367			367	2,817
		Intermediate		233		233		593		593	825
		First-loss			—	—			—	—	—
	Off-balance-sheet exposure	Preferential				—				—	—
		Intermediate				—				—	—
		First-loss				—				—	—

TOTAL			2,450	233	—	2,683	367	593	—	959	3,642

Retained	Balance-sheet exposure	Preferential	412			412	—			—	412
		Intermediate		66		66		—		—	66
		First-loss			127	127			14	14	141
	Off-balance-sheet exposure	Preferential				—				—	—
		Intermediate				—				—	—
		First-loss				—				—	—

TOTAL			412	66	127	605	—	—	14	14	619

Retained positions as of December 31, 2015 and 2014:

2014			EAD broken down by ECAI tranches
			Standardized				Advanced
2014 Security Type	Exposure Type	Tranche	20%	40%;50%; 100%;225%; 350%;650%	1250%	Total Standardized	20%	40%;50% ;100%;225% ;350%;650%	1250%	Total Advanced	Total
Investment	Balance-sheet exposure	Preferential	2,058	—	—	2,058	63	—	—	63	2,121
		Intermediate	—	325	—	325	—	793	—	793	1,117
		First-loss	—	—	—	—	—	—	—	—	—
	Off-balance-sheet exposure	Preferential	—	—	—	—	—	—	—	—	—
		Intermediate	—	—	—	—	—	—	—	—	—
		First-loss	—	—	—	—	—	—	—	—	—

TOTAL			2,058	325	—	2,383	63	793	—	856	3,239

Retained	Balance-sheet exposure	Preferential	3	—	—	3	22	—	—	22	25
		Intermediate	—	45	—	45	—	0	—	0	45
		First-loss	—	—	135	135	—	—	145	145	280
	Off-balance-sheet exposure	Preferential	—	—	—	—	—	—	—	—	—
		Intermediate	—	—	—	—	—	—	—	—	—
		First-loss	—	—	—	—	—	—	—	—	—

TOTAL			3	45	135	183	22	0	145	167	351

Below are details of the RWAs by model, as well as the main variations during the period:

TABLE 39: Distribution of securitizations subject to risk weighting and deducted from capital

Securitization Risk
Category	Model	RWAs
1. Subject to risk weighting	Standardized	1,049
	Advanced	345
Subtotal 1		1,395
2. Deducted from capital	Standardized	994
	Advanced	119
Subtotal 2		1,113

TOTAL		2,507

TABLE 40: Variations in terms of RWAs of investment and retained securitizations

Million euros
Securitization Risk
RWA´s Dec 14	1,777
Efectos
Asset size	-382
RWA´s Dec 15	1,395

3.2.7.4.	Originated securitizations

3.2.7.4.1. Rating agencies used

The rating agencies that have been involved in the Group’s issues that fulfill the criteria of risk transfer and fall within the securitizations solvency framework are, generally, Fitch, Moody’s, S&P and DBRS.

In all the SSPEs, the agencies have assessed the risk of the entire issuance structure:

•	Awarding ratings to all bond tranches.

•	Establishing the volume of the credit enhancement.

•	Establishing the necessary triggers (early termination of the restitution period, pro-rata amortization of AAA classes, pro-rata amortization of series subordinated to AAA and amortization of the reserve fund, amongst others).

In each and every one of the issues, in addition to the initial rating, the agencies carry out regular quarterly monitoring.

3.2.7.4.2. Breakdown of securitized balances by type of asset

The next tables give the current outstanding balance, non-performing exposures and impairment losses recognized in the period corresponding to the underlying assets of originated securitizations, in which risk transfer criteria are fulfilled, broken down by type of asset, as of December 31, 2015 and 2014.

TABLE 41: Breakdown of securitized balances by type of asset

2015
Type of asset	Current balance	Of which: Non-performing Exposures (1)	Total impairment losses for the period
Commercial and residential mortgages	51	10	1
Credit cards	0	0	0
Financial leasing	141	19	6
Lending to corporates and SMEs	162	25	5
Consumer finance	12	2	4
Receivables	0	0	0
Securitization balances	0	0	0
Others	0	0	0

TOTAL	366	56	17

2014
Type of asset	Current balance	Of which: Non-performing Exposures (1)	Total impairment losses for the period
Commercial and residential mortgages	155	24	1
Credit cards	0	0	0
Financial leasing	206	26	1
Lending to corporates and SMEs	296	46	7
Consumer finance	142	11	22
Receivables	0	0	0
Securitization balances	0	0	0
Others	0	0	0

TOTAL	798	108	32

In 2015 and 2014, there were no securitizations that fulfill the transfer criteria according to the requirements of the solvency regulation, and, therefore, no results were recognized.

BBVA has been the structurer of all transactions effected since 2006 (excluding the transactions for the merged company Unnim and Catalunya Banc).

The table below shows the outstanding balance of underlying assets of securitizations originated by the Group, in which risk transfer criteria are not fulfilled. These, therefore, are not included in the solvency framework for securitizations; the capital exposed is calculated as if they had not been securitized:

TABLE 42: Outstanding balance corresponding to the underlying assets of the Group’s originated securitizations, in which risk transfer criteria are not fulfilled

	Current Balance
Type of asset	2015	2014
Commercial and residential mortgages	33,209	22,916
Credit cards	0	0
Financial leasing	13	14
Lending to corporates and SMEs	589	2,525
Consumer finance	2,055	1,071
Receivables	0	0
Securitization balances	1,407	58
Mortgage-covered bonds	0	0
Others	0	0

TOTAL	37,272	26,584

3.2.8. Information on credit risk mitigation techniques

3.2.8.1. Hedging based on netting operations on and off the balance sheet

Within the limits established by the rules on netting in each one of the countries in which it operates, the Group negotiates with its customers the assignment of the derivatives business to master agreements (e.g., ISDA or CMOF) that include the netting of off-balance sheet transactions.

The clauses of each agreement determine in each case the transactions subject to netting.

The mitigation of counterparty risk exposure stemming from the use of mitigation techniques (netting plus the use of collateral agreements) leads to a reduction in overall exposure (current market value plus potential risk).

As pointed out above, financial assets and liabilities may be the object of netting, in other words presentation for a net amount on the balance sheet, only when the Group’s entities comply with the provisions of IAS 32 - Paragraph 42, and thus have the legal right to offset the amounts recognized, and the intention to settle the net amount or to divest the asset and pay the liability at the same time.

3.2.8.2. Hedging based on collaterals

3.2.8.2.1. Management and valuation policies and procedures

The procedures for management and valuation of collateral are included in the Policies and Procedures for Retail and Wholesale Credit Risk.

These Policies and Procedures lay down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers.

Accordingly, the risk management model jointly values the existence of a suitable cash flow generation by the obligor that enables them to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the obligor’s circumstances render them unable to meet their obligations.

The valuation of the collateral is governed by prudential principles that involve the use of appraisal for real-estate guarantees, market price for shares, quoted value of shares in a mutual fund, etc.

The milestones under which the valuations of the collaterals must be updated in accordance with local regulation are established under these prudential principles.

With respect to the entities that carry out the valuation of the collateral, principles are in place in accordance with local regulations that govern their level of relationship and dependence with the Group and their recognition by the local regulator. These valuations will be updated by statistical methods, indices or appraisals of goods, which shall be carried out under the generally accepted standards in each market and in accordance with local regulations.

All collateral assigned is to be properly instrumented and recorded in the corresponding register, and approved by the Group’s legal units.

3.2.8.2.2. Types of collaterals

As collateral for the purpose of calculating equity, the Group uses the coverage established in the solvency regulations. The following are the main collaterals available in the Group:

•	Mortgage collateral: The collateral is the property upon which the loan is arranged.

•	Financial collateral: Their object is any one of the following financial assets, as per articles 197 and 198 of the solvency regulations.

•	Cash deposits, deposit certificates or similar securities.

•	Debt securities issued for the different categories.

•	Shares or convertible bonds.

•	Other property and rights used as collateral. The following property and rights are considered acceptable as collateral as per article 200 of the solvency regulations.

•	Cash deposits, deposit certificates or similar instruments held in third-party institutions other than the lending credit institution, when these are pledged in favor of the latter.

•	Life insurance policies pledged in favor of the lending credit institution.

•	Debt securities issued by other institutions, provided that these securities are to be repurchased at a pre-set price by the issuing institutions at the request of the holder of the securities.

The value of the exposure covered with financial collateral and other collateral calculated using the standardized approach is as follows:

TABLE 43: Exposure covered with financial collateral and other collateral calculated using the standardized approach

2015 (Million euros) 2015 Categories of Exposure	Standardized Approach		Advanced Measurement Approach
	Exposure covered by financial collateral	Exposure covered by other eligible collateral	Exposure covered by financial collateral	Exposure covered by other eligible collateral
Central governments or central banks	6,566	—	1	7
Regional governments or local authorities	14	—	—	—
Public sector entities	179	—	—	—
Multilateral Development Banks	—	—	—	—
International organizations	—	—	—	—
Institutions	4,140	1	39,909	1,521
Corporates	7,157	298	34,624	1,985
Retail	719	56	—	—
Secured by mortgages on immovable property	84	309	—	—
Exposures in default	39	18	—	—
Items associated with particularly high risk	1	—	—	—
Covered bonds	7	—	—	—
Short-term claims on institutions and corporate	—	—	—	—
Collective investments undertakings (CIU)	144	—	—	—
Other exposures	6	—	—	—

TOTAL EXPOSURE VALUE AFTER GUARANTEES	19,055	682	74,534	3,512

2014 (Million euros) 2014 Categories of Exposure	Standardized Approach		Advanced Measurement Approach
	Exposure covered by financial collateral	Exposure covered by other eligible collateral	Exposure covered by financial collateral	Exposure covered by other eligible collateral
Central governments or central banks	3,000	—	1	7
Regional governments or local authorities	14	—	—	—
Public sector entities	362	38	—	—
Multilateral Development Banks	—	—	—	—
International organizations	—	—	—	—
Institutions	391	2	59,901	1,670
Corporates	3,219	145	38,878	4,549
Retail	1,276	59	—	—
Secured by mortgages on immovable property	129	306	—	—
Exposures in default	98	15	—	—
Items associated with particularly high risk	2	—	—	—
Covered bonds	—	—	—	—
Short-term claims on institutions and corporate	229	—	—	—
Collective investments undertakings (CIU)	74	—	—	—
Other exposures	3	—	—	—

TOTAL EXPOSURE VALUE AFTER GUARANTEES	8,796	564	98,781	6,225

3.2.8.3. Hedging based on personal guarantees

According to the solvency regulations, signature guarantees are personal guarantees, including those arising from credit insurance, that have been granted by the providers of coverage defined in articles 201 and 202 of the solvency regulations.

In the category of Retail exposure under the advanced measurement approach, guarantees impact on the PD and do not reduce the amount of the credit risk in EAD.

The total value of the exposure covered with personal guarantees is as follows:

TABLE 44: Exposure covered by personal guarantees. Standardized and advanced approach

(Million euros)	Exposure covered by personal guarantees
Categories of Exposure	2014	2015
Central governments or central banks	—	—
Regional governments or local authorities	86	63
Public sector entities	2,661	2,754
Multilateral Development Banks	—	—
International organizations	—	—
Institutions	1	594
Corporates	2,238	2,486
Retail	996	1,203
Secured by mortgages on immovable property	1,229	1,075
Exposures in default	514	280
Items associated with particularly high risk	139	48
Covered bonds	—	—
Short-term claims on institutions and corporate	—	—
Collective investments undertakings (CIU)	—	—
Other exposures	1,230	1,067

TOTAL EXPOSURE VALUE AFTER COLLATERAL UNDER STANDARDIZED APPROACH	9,094	9,571

Central governments or central banks	649	722
Institutions	847	809
Retail	—	31
Corporates	5,948	5,961
Of which: SMEs	871	1,950
Of which: SMEs subject to corrector factor	844	—
Of which: others	4,233	4,011

TOTAL EXPOSURE VALUE AFTER COLLATERAL UNDER ADVANCED APPROACH	7,444	7,523

TOTAL	16,538	17,094

3.2.8.4. Risk concentration

BBVA has established the measurement, monitoring and reporting criteria for the analysis of large credit exposures that could represent a risk of concentration, with the aim of guaranteeing their alignment with the risk appetite defined in the Group.

In particular, measurement and monitoring criteria are established for large exposures at the level of individual concentrations, concentrations of retail portfolios and wholesale sectors, and geographical concentrations.

A quarterly measurement and monitoring process has been established for reviewing the risks of concentration.

3.2.9. RWA density by geographical area

A summary of the average weighting percentages by exposure category existing in the main geographical areas in which the Group operates is shown below, for the purpose of obtaining an overview of the entity’s risk profile in terms of RWAs.

TABLE 45: Breakdown of RWAs density by geographical area and approach

	RWA density (*)
2015 Category of exposure	TOTAL	Spain		Turkey	Eurasia	Mexico	The United States	South America	Rest of the World
Central governments or central banks	25%	15	% (1)	46%	3%	0%	2%	64%	0%
Regional governments or local authorities	44%	5%		61%	20%	0%	58%	58%	0%
Public sector entities	52%	41%		4%	1%	20%	5%	89%	0%
Multilateral Development Banks	67%	18%		0%	0%	0%	0%	67%	0%
International organizations	0%	0%		0%	0%	0%	0%	0%	0%
Institutions	29%	16%		44%	21%	26%	31%	35%	25%
Corporates	96%	73%		100%	97%	84%	96%	99%	100%
Retail	70%	64%		66%	74%	75%	70%	75%	66%
Secured by mortgages on immovable property	39%	40%		39%	39%	36%	37%	41%	89%
Exposures in default	108%	110%		118%	102%	100%	101%	109%	100%
Items associated with particularly high risk	93%	94%		0%	20%	0%	0%	0%	0%
Covered bonds	47%	0%		0%	0%	47%	0%	0%	0%
Short-term claims on institutions and corporate	31%	22%		0%	28%	100%	20%	26%	0%
Collective investments undertakings (CIU)	23%	30%		0%	20%	0%	20%	100%	0%
Other exposures	55%	82%		51%	11%	48%	33%	34%	0%
Securitized positions	31%	64%		0%	0%	46%	23%	0%	0%

TOTAL CREDIT RISK BY THE STANDARDIZED APPROACH	53%	34%		71%	34%	34%	60%	70%	49%

Central governments or central banks	4%	7%		2%	2%	13%	0%	7%	16%
Institutions	12%	18%		50%	6%	3%	29%	27%	10%
Corporates	57%	60%		71%	53%	65%	41%	56%	53%
Retail	21%	16%		22%	37%	100%	24%	30%	31%
Securitized positions	35%	35%		0%	0%	0%	0%	0%	0%

TOTAL CREDIT RISK BY THE ADVANCED MEASUREMENT APPROACH	31%	28%		50%	25%	73%	30%	46%	36%

TOTAL CREDIT RISK DILUTION AND DELIVERY	44%	30%		70%	28%	47%	56%	69%	38%

Note: Positions in equity are not included.

(*)	Calculated as RWAs/EAD
(1)	In Spain, under the category of central governments and central banks, deferred tax assets are included .

As shown, the Group has a RWA density below 50%, with the lowest densities (RW) concentrated in the euro zone countries (in line with the rest of Spanish peers) and the highest in the Americas and Turkey. The reason for this lies in:

•	The weight that the advanced measurement approaches represent in Spain with respect to the rest of the countries in which the Group operates, as explained in section 4.2.3.

•	The RWs applied to European PAs represent a small percentage with respect to the RWs applied to the PAs outside the euro zone.

•	Moreover, the exposures in Europe with institutional counterparties (which have a low associated RW) represent a higher percentage of the portfolio’s total than in the rest of the Group’s countries.

3.2.10. Risk protection and reduction policies. Supervision strategies and processes

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The Group applies a credit risk protection and mitigation policy deriving from its business model focused on relationship banking.

On this basis, the provision of guarantees may be a necessary instrument but one that is not sufficient when taking risks; this is because for the Group to assume risks, it needs to verify the payment or resource generation capacity to comply with repayment of the risk incurred under the agreed conditions.

This is carried out through a prudent risk management policy which involves analyzing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit receiver, the provision of guarantees -in any of the generally accepted ways (monetary, collateral or personal guarantees and hedging)- appropriate to the risk borne, and lastly on the valuation of the recovery risk (the asset’s liquidity) of the guarantees received.

The procedures for the management and valuation of collateral are set out in the Credit Risk Management Policies and Procedures (retail and wholesale), which establish the basic principles for credit risk management, including the management of collateral assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All collateral assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

•	Trading book: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

•	Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Other financial assets and liabilities designated at fair value through profit or loss and available-for-sale financial assets: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

•	Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

•	Debt securities: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

3.3. Market risk

3.3.1. Scope and nature of the market risk measurement and reporting systems

Market risk originates in the possibility that there may be losses in the value of positions held due to movements in the market variables that affect the valuation of financial products and assets in trading activity.

The main risks generated may be classified into the following groups:

•	Interest-rate risk: They arise as a result of exposure to the movement in the different interest-rate curves on which there is trading. Although the typical products generating sensitivity to movements in interest rates are money market products (deposits, futures on interest rates, call money swaps, etc.) and the traditional interest-rate derivatives (swaps, interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products have some exposure to movements in interest rates due to the effect of the financial discount in valuing them.

•	Equity Risk: Arises as a result of movements in the price of shares. This risk is generated in the spot share price positions, as well as any derivative product whose underlying is a share or equity index. Dividend risk is a sub-risk of equity risk, as an input of any equity option. Its variability may affect the valuation of positions and thus it is a factor that generates risk on the books.

•	Currency risk: It occurs due to a movement in the exchange rates of the currencies in which the position is held. As in the case of equity risk, this risk is generated in the spot foreign-currency positions, as well as any derivative product whose underlying is an exchange rate.

•	In addition, the quanto effect (transactions where the underlying and the nominal of the transaction are denominated in different currencies) means that in certain transactions where the underlying is not a currency an exchange-rate risk is generated that has to be measured and monitored.

•	Credit-spread risk: Credit spread is a market indicator of the credit quality of an issuer. The spread risk takes place due to variations in the levels of spread in corporate or government issuers and affects both bond and credit derivative positions.

•	Volatility risk: This occurs as a result of variations in the levels of implied volatility in the price of different market instruments in which derivatives are traded. This risk, unlike the others, is exclusively a component of derivative transactions and is defined as a risk of first-order convexity that is generated in all the possible underlying transactions where there are products with an optionality that require a volatility input for their valuation.

The metrics developed for the control and monitoring of market risk in BBVA Group are aligned with the best market practices and implemented consistently in all the local market risk units.

The standard metric for measuring market risk is Value at Risk (VaR), which indicates the maximum losses that may be incurred in the portfolios at a given confidence level (99%) and time horizon (one day).

Chapter 3.3.4 explains in more detail the risk measurement models used in BBVA Group, focused on internal models approved by the supervisor for BBVA S.A. and BBVA Bancomer for the purpose of calculating the capital for positions in the trading portfolio. Both entities contribute around 80% of the market risk of the Group’s trading portfolio.

For the rest of the geographical areas (South America and Compass), the calculation of capital for the risk positions in the trading portfolio is carried out using the standard model.

The analysis of the entity’s RWA structure shows that 3% corresponds to Market Risk.

3.3.2. Differences in the trading book for the purposes of applying the solvency regulations and accounting criteria

According to the solvency regulations, the trading book shall be made up of all the positions in financial instruments and commodities that the credit institution holds for the purpose of trading or that act as hedging for other elements in this book.

With respect to this book, the rule also refers to the need to establish clearly defined policies and procedures.

For this purpose, regulatory trading book activities defined by the BBVA Group include the positions managed by the Group’s Trading units, for which market risk limits are set and then monitored daily. Moreover, they comply with the other requirements defined in the solvency regulations.

The trading book as an accounting concept is not confined to any business area, but rather follows the true reflection criteria laid down in the accounting regulations. Included in this category are all the financial assets and liabilities originated, acquired or issued with the aim of short-term redemption or repurchase, whether they are part of a jointly-managed portfolio of instruments for which there is evidence of recent action to obtain short-term gains, or derivative instruments that do not comply with the definition of a collateral contract and have not been designated as hedge accounting instruments. Hence, for example, all derivatives are booked as accounting trading book unless they are hedging derivatives, regardless of whether or not they are part of the Trading units’ exposure or they come from other business areas.

3.3.3. Standardized approach

The positions subject to the application of the standardized approach in the calculation of the capital requirements for market risk have a limited weight on the total exposure in the Group’s trading books (around 22%).

The amount of required capital amounts to €968 million, as described in section 2.4 of this document.

With respect to 2014, there is an increase of €27 million in the requirements, due mainly to the increase in the book position.

TABLE 46: Variations in terms of RWAs for the Market Risk

Below is a presentation of the market risk exposure under the standardized approaches as at December 31, 2015 and 2014:

Million Euros
Market Risk
RWA´s Dec 14		11,823
Effects	Asset size	333
RWA´s Dec 15		12,156

3.3.4. Internal Models

3.3.4.1. Scope of application

For the purposes of calculating capital as approved by the supervisor, the scope of application of the internal market risk model extends to BBVA S.A. and BBVA Bancomer Trading Floors.

Below are the items on the consolidated balance sheet (for accounting purposes) of the above entities subject to market risk, indicating the part whose measurement falls within the internal VaR models:

TABLE 47: Trading Book. Items on the balance sheet subject to market risk under internal model

2015 (Million euros)

2015	Main market risk metrics
Items on the Group’s consolidated balance sheet subject to market risk	VaR	Others*
Assets subject to market risk
Trading book	64,370	4,712
Assets at fair value through P/L	—	—
Available-for-sale financial assets	8,234	50,088
Of which: Equity instruments of AFS	—	4,067
Hedging derivatives	528	1,888
Liabilities subject to market risk
Trading book	42,550	6,277
Liabilities at fair value through P/L	—	—
Hedging derivatives	1,128	806

(*)	Mainly includes the assets and liabilities whose measurement is part of the structural risk management framework (ALCO).

The trading book subject to the internal model (BBVA S.A. and Bancomer) represents a gross amount of 117,909 million, accounting for 90% of the Group’s total trading book.

3.3.4.2. Features of the models used

The measurement procedures are established in terms of the possible impact of negative market conditions, both under ordinary circumstances and in situations of tension, on the trading book of the Group’s Global Markets units.

The standard metric for measuring market risk is Value at Risk (VaR), which indicates the maximum losses that may be incurred in the portfolios at a given confidence level (99%) and time horizon (one day).

This statistic is widely used in the market and has the advantage of summarizing in a single metric the risks inherent in trading activity, taking into account the relations between all of them, and providing the forecast of the losses that the trading book might incur as a result of price variations in equity markets, interest rates, exchange rates and commodities. In addition, for certain positions, other risks also need to be considered, such as credit spread risk, basis risk, volatility and correlation risk.

With respect to the risk measurement models used in BBVA Group, the supervisor has authorized the use of the internal model for the calculation of capital for the risk positions in the trading book of BBVA, S.A. and BBVA Bancomer which, together, contribute more than 80% of the market risk of the Group’s trading book.

The model used estimates the VaR in accordance with the “historical simulation” methodology, which involves estimating the losses and gains that would have been incurred in the current portfolio if the changing market conditions that occurred over a given period of time were repeated. Based on this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence. The model has the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historical period used in this model is two years.

VaR figures are estimated following two methodologies:

•	VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance.

•	VaR with smoothing, which weighs more recent market information more heavily. This metric is supplementary to the one above.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, but be lower when they present upturns in uncertainty.

Furthermore, and following the guidelines established by Spanish and European regulators, BBVA incorporates additional VaR metrics to fulfill the regulatory requirements issued by the supervisor for the purpose of calculating capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (which follow the guidelines set out by Basel 2.5) are as follows:

•	VaR: In regulatory terms, the charge for VaR Stress is added to the charge for VaR and the sum of both (VaR and VaR Stress) is calculated. This quantifies the loss associated with movements in the risk factors inherent in market operations (interest rate, FX, RV, credit, etc.).

Both VaR and VaR Stress are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

•	Specific Risk: IRC. Quantification of non-performing risk and downgrade risk in the rating of some positions held in the portfolio, such as bonds and credit derivatives. The specific risk capital for IRC is a charge used exclusively for geographical areas with an approved internal model (BBVA S.A. and Bancomer).

The capital charge is determined based on the associated losses (at 99.9% over a time horizon of 1 year under the assumption of constant risk) resulting from the rating migration and/or Exposures in default of the asset’s issuer. Also included is the price risk in sovereign positions for the indicated items.

•	Specific Risk: Securitizations and Correlation Portfolios. Capital charge for the securitizations and the correlation portfolio for potential losses associated with the rating level of a given credit structure (rating). Both are calculated using the standardized approach. The perimeter of the correlation portfolios is referred to FTD-type market operations and/or market CDO tranches, and only for positions with an active market and hedging capacity.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing).

Backtesting is performed at the trading desk level as an additional control measure in order to carry out a more specific monitoring of the validity of the measurement models.

The current market risk management structure includes the monitoring of limits. This monitoring consists of a system of limits based on VaR (Value at Risk) and economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units. The global limits are proposed by the market risk unit and approved by the Executive Committee on an annual basis, once they have been submitted to the GRMC and the Risk Committee. This limits structure is developed by identifying specific risks by type, trading activity and trading desk. Moreover, the market risk unit maintains consistency between the limits. The control structure in place is supplemented by limits on loss and a system of alert signals to anticipate the effects of adverse situations in terms of risk and/or result.

3.3.4.2.1. Market risk in 2015

In 2015, the average VaR was €24 million, slightly higher than in 2014, with a maximum level for the year on March 4 of €30 million.

The following values (maximum, minimum, average and at year end within the statement period) are given based on the different model types used for calculating the capital requirement:

TABLE 48: VaR by model types

IMA values for trading portfolios (2015)
VaR (10 day 99%)
1	Maximum value	48,635
2	Average value	36,116
3	Minimum value	23,863
4	Period value	36,849
Stressed VaR (10 day 99%)
5	Maximum value	79,703
6	Average value	50,169
7	Minimum value	34,156
8	Period value	46,884
Incremental Risk Charge (99.9%)
9	Maximum value	151,841
10	Average value	98,104
11	Minimum value	48,620
12	Period value	65,843

The following tables show VaR without smoothing by risk factor for the Group:

CHART 19: Trading Book. Trends in VaR without smoothing

TABLE 49: Trading Book. VaR without smoothing by risk factors

(Million euros) VaR by risk factors	Interest-rate and spread risk	Exchange-rate risk	Equity risk	Vega/correlation risk	Diversification effect	Total
2015
Average VaR for the period						24
Maximum VaR for the period	32	5	3	9	(18)	30
Minimum VaR for the period	20	6	3	9	(17)	21
VaR at end of period	21	9	3	11	(20)	24
2014
Average VaR for the period						23
Maximum VaR for the period	31	6	4	10	(22)	28
Minimum VaR for the period	24	4	3	11	(23)	20
VaR at end of period	30	5	2	7	(20)	25

By type of market risk assumed by the Group’s trading book, the main risk factor in the Group continues to be the one linked to interest rates, with a weight of 48% of the total at the end of 2015 (this figure includes the spread risk), with the relative weight dropping compared to the close of 2014 (67%). Foreign exchange risk accounts for 21%, increasing their proportion compared with December 2014 (12%), while equity risk and volatility and correlation risk have increased, with a weight of 32% at the close of 2015 (vs. 20% at the end of 2014).

In accordance with article 455 e) of the solvency regulations –corresponding to the breakdown of information on internal market risk models–, the elements comprising the capital requirements referred to in articles 364 and 365 of those regulations are presented below.

TABLE 50: Trading Book. Market risk. Regulatory capital

2015 (Million euros)
2015		Regulatory Capital
Type of Risk	Item	Spain	Mexico
Market Risk BIS II	VaR / CeR	91	99
Market Risk BIS II.5	VaR Stress	137	313
	IRC	64	42
	of which securitizations	14	12
	of which correlation	76	—

Total Market Risk		383	466

2014 (Million euros)
2014		Regulatory Capital
Type of Risk	Item	Spain	Mexico
Market Risk BIS II	VaR / CeR	102	83
Market Risk BIS II.5	VaR Stress	140	209
	IRC	95	82
	of which securitizations	23	7
	of which correlation	70	—

Total Market Risk		337	375

The change is due mainly to the increase in exposure in internal models, specifically an increase in positioning in the bond portfolio and a slight increase in credit spreads.

3.3.4.2.2.	Stress testing

All the tasks associated with stress, methodologies, scenarios of market variables or reports are undertaken in coordination with the Group’s Risk Areas.

Different stress test exercises are performed on the BBVA Group’s trading portfolios. Both local and global historical scenarios are used, which replicate the behavior of a past extreme event, for example, the collapse of Lehman Brothers or the Tequila crisis. These stress exercises are supplemented with simulated scenarios which aim to generate scenarios that have a significant impact on the different portfolios, but without being restricted to a specific historical scenario.

Lastly, for certain portfolios or positions, fixed stress test exercises are also prepared that have a significant impact on the market variables that affect those positions.

Historical scenarios

The base historical stress scenario in the BBVA Group is that of Lehman Brothers, whose sudden collapse in September 2008 had a significant impact on the behavior of financial markets at a global level. The most relevant effects of this historical scenario include:

1) Credit shock: reflected mainly in the increase in credit spreads and downgrades of credit ratings.

2) Increased volatility in most financial markets (giving rise to much variation in the prices of the different assets (currencies, equity, debt).

3) Liquidity shock in the financial systems, reflected in major fluctuations in interbank curves, particularly in the shortest sections of the euro and dollar curves.

TABLE 51: Trading Book. Impact on earnings in Lehman scenario

	Impact on earnings in Lehman scenario
(millions of euros)	12/31/2015	12/31/2014
GM Europe, NY y Asia	-30	-29
GM Bancomer	-37	-50
GM Argentina	0	-2
GM Chile	-4	-5
GM Colombia	-4	-2
GM Perú	-6	-13
GM Venezuela	-5	-3

Simulated scenarios

Unlike the historical scenarios, which are fixed and, thus, do not adapt to the composition of portfolio risks at any given time, the scenario used to perform the economic stress exercises is based on the Resampling method. This methodology is based on the use of dynamic scenarios that are recalculated on a regular basis according to what the main risks in the trading portfolios are. A simulation exercise is carried out in a data window wide enough to include different stress periods (data is taken from 1-1-2008 until today) by the re-sampling of historical observations. This generates a distribution of gains and losses that allows an analysis of the most extreme events in the selected historical window.

The advantage of this methodology is that the stress period is not pre-established, but rather a function of the portfolio held at any given time; and the large number of simulations (10,000) means that the expected shortfall analysis can include richer information than that available in scenarios included in the VaR calculation.

The main features of this methodology are as follows:

a) The simulations generated follow the data correlation structure

b) It provides flexibility in terms of including new risk factors

c) It enables a great deal of variability to be introduced (which is desirable for considering extreme events)

The impact of the stress tests by simulated scenarios (Stress VaR 95% at 20 days, Expected Shortfall 95% at 20 days and Stress VaR 99% at 1 day) is shown below

TABLE 52: Trading Book. Stress resampling

	Million euros
	Europe	Bancomer	Peru	Venezuela	Colombia	Chile
Expected Shortfall	-49	-43	-5	-13	-6	-9

2015	Stress VaR	Expected Shortfall	Stress Period	Stress VaR 1D
	95 20 D	95 20 D		99% Resampling
TOTAL	-67.7	-91.9	08/05/2008 - 25/09/2012	-28.1
GM Europa, NY y Asia	-36.9	-49.0	26/10/2010 - 25/09/2012	-15.0
GM Bancomer	-30.8	-42.8	08/05/2008 - 05/05/2010	-13.1

3.3.4.2.3.	Backtesting

The Group’s market risk measurement model needs to have a back-testing or self-validation program, which assures that the risk measurements being made are suitable.

The internal market risk model is validated on a regular basis by backtesting in both BBVA S.A. and Bancomer.

The purpose of backtesting is to validate the quality and accuracy of the internal model used by the BBVA Group to estimate the maximum daily loss for a portfolio, for a 99% confidence level and a time horizon of 250 days, by comparing the Group’s results and the risk measures generated by the model.

These tests confirmed that the internal market risk model used by BBVA S.A. and Bancomer is adequate and accurate.

Two types of backtesting were performed in 2015:

a.	“Hypothetical” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This validates that the market risk metric is appropriate for the end-of-day position.

b.	“Real” backtesting: the daily VaR is compared with the total results, including intraday operations, but deducting any possible allowances or commissions generated. This type of backtesting incorporates the intraday risk in the portfolios.

In addition, each of these two types of backtesting was performed at risk factor or type of business level, thus providing a more in-depth comparison of results versus risk measures.

CHART 20: Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Hypothetical backtesting

CHART 21: Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Real backtesting

BBVA Bancomer:

CHART 22: Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Hypothetical backtesting

CHART 23: Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Real backtesting

3.3.4.3.	Characteristics of the risk management system

The Group has a risk management system in place which is appropriate for the volume of risks managed, complying with the functions set out in the Corporate Policy on Market Risks in Market Activities.

The risk units must have:

•	A suitable organization (means, resources and experience) in line with the nature and complexity of the business.

•	Segregation of functions and independence in decision-making.

•	Performance under integrity and good governance principles, driving the best practices in the industry and complying with the rules, both internal (policies, procedures) and external (regulation, supervision, guidelines).

•	The existence of channels for communication with the relevant corporate bodies at local level according to their corporate governance system, as well as with the Corporate Area.

•	All market risks existing in the business units that carry out their activity in markets must be adequately identified, measured and assessed, and procedures must be in place for their control and mitigation.

•	The Global Market Risk Unit (GMRU), as the unit responsible for managing market risk at Group level, must promote the use of objective and uniform metrics for measuring the different types of risks.

3.4.	Structural risk in the equity portfolio

3.4.1.	Scope and nature of the structural risk in the equity portfolio measurement and reporting systems

The BBVA Group’s exposure to structural risk in the equity portfolio basically results from the holdings in industrial and financial companies, with medium/long-term investment horizons. It includes the holdings consolidated in the Group, although their variations in value have no immediate effect on equity in this case.

This exposure is mitigated through net short positions held in derivatives on their underlying assets, which are used to limit portfolio sensitivity to potential falls in prices.

The GRM corporate area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets.

It also monitors the level of compliance with the limits set, according to the Risk Appetite and as authorized by the Executive Committee. It reports on these levels regularly to the Global Risk Management Committee (GRMC), the Board’s Risk Committee and the Executive Committee, particularly in the case of overruns of the limits set.

The mechanisms of risk control and limitation hinge on the key aspects of exposure, earnings and economic capital. The structural equity risk management metrics designed by GRM according to the corporate model contribute to effective risk monitoring by estimating the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration.

To carry out a more in-depth analysis, stress tests and sensitivity analyses are carried out from time to time against different simulated scenarios, using both past crisis situations and forecasts by BBVA Research as the base.

On a monthly basis, backtesting is carried out on the risk measurement model used.

3.4.2.	Differentiation between portfolios held for sale and those held for strategic purposes

3.4.2.1.	Portfolios held for sale

The portfolio held for sale is reflected in accounting terms by the entry entitled available-for-sale assets. In the case of capital instruments, this portfolio will include the capital instruments of institutions that are not strategic, which are not classified as the Group’s subsidiaries, associates, or jointly controlled businesses, and that have not been included in the fair value through profit or loss category.

3.4.2.2.	Portfolios held for strategic purposes

The portfolio held for strategic purposes is included for accounting purposes under the heading of available-for-sale financial assets. An investment in capital instruments is considered strategic when it has been made with the intent of setting up or maintaining a long-term operating relationship with the subsidiary, although there is no significant influence on it, if at least one of the following situations is in place:

•	Representation on the Board of Directors or equivalent management body in the subsidiary.

•	Participation in the policy setting process, including those related to dividends and other payouts.

•	The existence of significant transactions between the investing institution and the subsidiary.

•	The exchange of senior management staff.

•	The supply of expert information of an essential nature.

3.4.3.	Accounting policies and instrument valuation

The financial instruments contained in the available-for-sale financial assets portfolio are valued at their fair value both in their initial entry and on subsequent valuations.

Said changes are recorded in equity unless objective evidence exists that the fall in value is due to asset impairment where the amounts recorded will be written-off from equity and they will be taken directly to the income statement.

The fair value is the price that would be received for selling an asset or paid for transferring a liability in an orderly transaction between market participants. It is therefore a market-based measurement, and not specific to each entity.

The fair value is reached without making any deduction in transaction costs that might be incurred due to sale or disposal by other means.

In the initial entry, the best evidence of fair value is the listing price on an active market. When these prices are not available, recent transactions on the same instrument will be consulted or the valuation will be made using mathematical measurement models that are sufficiently tried and trusted by the international financial community. In subsequent valuations, fair value will be obtained by one of the following methods:

•	Prices quoted on active markets for the same instrument, i.e., without modification or reorganizing in any way.

•	Prices quoted on active markets for similar instruments or other valuation techniques in which all the meaningful inputs are used based on directly or indirectly observable market data.

•	Valuation techniques in which some meaningful input is not based on observable market data.

When it is not possible to reliably estimate a capital instrument’s fair value, it will be valued at its cost.

3.4.4.	Value of equity investments and capital instruments

The accompanying table shows the book value, exposure and RWAs of portfolios held for Value of equity investments and capital instruments:

TABLE 53: Breakdown of book value, EAD and RWAs of equity investments and capital instruments

			12/31/2015
	Equity investments and capital instruments (1)
2015	Book value	EAD	RWAs
AFS (2)	4,470	4,470	7,353
Permanent Investment (3)	5,154	4,948	12,170

Total	9,624	9,418	19,522

(1)	The ‘Other financial assets with changes in P&L’ portfolio has no balance.
(2)	The difference between the book value and EAD is due to residual exposures whose capital use is calculated based on the credit risk models for the credit portfolio.
(3)	The book value of permanent investment by company is shown in the annexes to this document.

			12/31/2015
	Equity investments and capital instruments (1)
2014	Book value	EAD	RWAs
AFS (2)	7,102	6,633	11,099
Permanent Investment (3)	4,234	4,063	10,764

Total	11,335	10,696	21,863

(1)	The ‘Other financial assets with changes in P&L’ portfolio has no balance.
(2)	The difference between the book value and EAD is due to residual exposures whose capital use is calculated based on the credit risk models for the credit portfolio.
(3)	The book value of permanent investment by company is shown in the annexes to this document.

Of the total Permanent Investment Portfolio, there is only a listing price for the company Brunara, for the amount of 54 and 52 million euros as of December 31, 2015 and 2014, respectively.

3.4.5.	Exposure in equity investments and capital instruments

The accompanying table shows the types, nature and amounts of the original exposures in equity investments listed or unlisted on a stock market, with an item differentiating sufficiently diversified portfolios and other unlisted instruments:

TABLE 54: Exposure in equity investments and capital instruments

2015 (Million euros)
	Type of Exposure (1)
Item	Non-derivatives	Derivatives
Exchange-traded instruments	4,151	214
Non-exchange traded instruments	4,944	109
Included in sufficiently diversified portfolios	4,944	109
Other instruments

Total	9,095	323

Notes

(1)	Depending on their nature, equity instruments not included in Trading Book Activity will be separated into derivatives and non-derivatives. The amount shown refers to original exposure, i.e. gross exposure of value corrections through asset impairment and provisions, before applying risk mitigation techniques.

2014 (Million euros)	Type of Exposure (1)
Item	Non-derivatives	Derivatives
Exchange-traded instruments	6,154	314
Non-exchange traded instruments	4,114	115
Included in sufficiently diversified portfolios	4,114	115
Other instruments	—	—

Total	10,267	429

Notes

(1)	Depending on their nature, equity instruments not included in Trading Book Activity will be separated into derivatives and non-derivatives. The amount shown refers to original exposure, i.e. gross exposure of value corrections through asset impairment and provisions, before applying risk mitigation techniques.

TABLE 55: Realized profit and loss from sales and settlements of equity investments and capital instruments

2015 (Million euros)
	2015			2014
	Losses	Gains	Net	Losses	Gains	Net
AFS	20	91	72	10	165	155
Permanent Investment	2,222	23	-2,199	—	27	28

In 2015, the realized losses correspond basically to the valuation at fair value of the stake held in the Garanti Group due to the change of the method of consolidation.

TABLE 56: Valuation adjustments for latent revaluation of equity investments and capital instruments

2015 (Million euros)
Valuation adjustments for latent revaluation
AFS
Balance Dec 2014	866
Transactions	-839
Balance Dec 2015	27

Lastly, the trend and main changes in capital use are described for the positions subject to Equity Credit Risk as of December 31, 2015 and 2014:

TABLE 57: Breakdown of RWAs, equity investments and capital instruments by applicable approach

(Million euros)
	RWA´s
Concept	Internal Models	Simple method	PD/LGD method	Total
12/31/2014	1,613	9,838	10,413	21,863
12/31/2015	1,299	11,993	6,230	19,522

TABLE 58: Variation in RWAs for Equity Risk

(Million euros)
Equity Risk
RWA´s Dec 14	21,863
Effects
Asset size	2,300
Acquisitions and disposals	-4,905
Foreign exchange movements	432
Other	-168
RWA´s Dec 15	19,522

•	Asset size: Arising from the revaluation of holdings (primarily BBVA Seguros).

•	Acquisitions and disposals: Affected mainly by the different sales of BBVA Group’s stake in CNCB and partially offset by the acquisition of Catalunya Banc.

3.5.	Structural exchange-rate risk

3.5.1.	Scope and nature of the exchange-rate risk measurement and reporting systems

In BBVA Group, structural currency risk arises mainly from the consolidation of holdings in subsidiaries with functional currencies other than the euro.

Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The GRM corporate area acts as an independent unit that is responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets.

It also monitors the level of compliance of established risk limits, and reports regularly to the Global Risk Management Committee (GRMC), the Board of Directors’ Risks Committee and the Executive Committee, particularly in the case of deviation or tension in the levels of risk assumed.

The Corporate Balance Sheet Management unit, through ALCO, designs and executes the hedging strategies with the main purpose of controlling the potential negative effects of exchange-rate fluctuations on capital ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering the transactions according to market expectations and their costs.

The risk tracking metrics in the limits are integrated in the management and supplemented with additional evaluation indicators. Within the corporate scope, they are based on probabilistic metrics that measure the maximum deviation in capital, CET1 (“Common Equity Tier 1”) ratio, and attributable profit. Probabilistic metrics enable an estimation of the overall impact of the exposure on the various currencies, considering the broad variability in listed currencies and their correlations.

The benefits of these metrics on the risk estimate is regularly reviewed through backtesting exercises. A structural currency risk control is supplemented with an analysis of scenarios and stress with a view to proactively identifying possible future threats to the future compliance of risk appetite levels to enable the adoption, as the case may be, of the pertinent preventive actions. The scenarios are based on historical and risk model-simulated situations, and the risk scenarios provided by BBVA Research.

As a result of the foregoing, there is an upturn in volatility on the foreign-exchange markets for emerging currencies. Also worth mentioning is the significant adjustment in the Argentinean and Venezuelan currencies, affected by the imbalances in both economies.

The level of exposure to the structural currency risk at the Group has decreased since the end of 2014 following the sale of stake in the Citic Group and the increase in hedging, focused on the Mexican peso. Thus, the risk mitigation level of the book value of BBVA Group’s holdings in foreign currency remained at 70% on average at the end of the year and coverage of earnings in foreign currencies in 2015 reached 46%. Sensitivity of the CET1 ratio to a 1% appreciation in the euro’s exchange rate against each foreign currency is: US dollar: +1.2 pbs; Mexican peso -0.4 pbs; Turkish lira -0.3 pbs; remaining currencies: -0.1 pbs.

Below is a visual display of the changes in the main currencies that make up the Group’s structural currency risk and that explain the trends in the exposure and RWAs of foreign companies due to the effect of changing currency prices.

CHART 24: Trends in the main currencies compromising the Group’s exposure to structural exchange-rate risk

As regards the exchange rate changes in the market, in 2015, the strength of the United States dollar steady continuance of the trend began in 2014 was the most prominent aspect on the marketplace, together with the weakness of the currencies of the emerging economies, which have substantially depreciated against the dollar, affected by the falling commodity prices, particularly of oil, and the uncertainty surrounding the growth of those economies following the change in the Federal Reserve’s monetary policies and the slowdown in China.

The variations in terms of RWAs are due to the trend in structural positions and increased hedging on those positions.

3.6.	Interest-rate risk

3.6.1.	Scope and nature of the interest-rate risk measurement and reporting systems

The aim of managing balance-sheet interest-rate risk is to maintain the BBVA Group’s exposure to variations in interest rates at levels in line with its strategy and target risk profile.

Movements in interest rates lead to changes in a bank’s net interest income and book value, and constitute a key source of asset and liability interest-rate risk.

The extent of these impacts will depend on the bank’s exposure to changes in interest rates. This exposure is mainly the result of the time difference between the different maturity and repricing terms of the assets and liabilities on the banking book and the off-balance-sheet positions.

A financial institution’s exposure to adverse changes in market rates is a risk inherent in the banking business, while at the same time representing an opportunity to generate value. That is why the structural interest rate should be managed effectively and have a reasonable relation both to the bank’s capital base and the expected economic result. This function is handled by the Balance-Sheet Management unit, within the Financial Management area. Through the Asset and Liability Committee (ALCO) it is in charge of maximizing the Bank’s economic value, preserving the net interest income and guaranteeing the generation of recurrent earnings.

In pursuance of this, the ALCO develops strategies based on its market expectations, within the risk profile defined by the BBVA Group’s management bodies and balance the expected results and the level of risk assumed.

BBVA has a transfer pricing system, which centralizes the Bank’s interest-rate risk on ALCO’s books and is designed to facilitate proper balance-sheet risk management.

The corporate GRM area is responsible for controlling and monitoring structural interest-rate risk, acting as an independent unit to guarantee that the risk management and control functions are properly segregated. This policy is in line with the Basel Committee on Banking Supervision recommendations. It constructs the asset and liability interest-rate risk measurements used by the Group’s management, as well as designing models and measurement systems and developing monitoring, information and control systems. At the same time, the Global Risk Management Committee (GRMC) carries out the function of risk control and analysis reporting to the main governing bodies, such as the Executive Committee and the Board of Director’s Risk Committee.

BBVA’s structural interest-rate risk management procedure has a sophisticated set of metrics and tools that enable its risk profile to be monitored precisely. This model is based on a carefully studied set of hypotheses which aim to characterize the behavior of the balance sheet exactly. The measurement of interest-rate risk includes probabilistic metrics, as well as a calculation of sensitivity to a parallel movement of +/- 100 basis points in the market curves.

There is regular measurement of the Bank’s banking book earnings at risk (EaR) and economic capital, defined as the maximum adverse deviations in net interest income and economic value, respectively, for a particular confidence level and time horizon.

The deviations are obtained by applying a method for simulating interest-rate curves that takes into account other sources of risk in addition to changes in direction, such as changes in the slope and curvature, as well as considering the diversification between currencies and business units. The model is subject to regular internal validation, which includes backtesting.

The risk measurement model is supplemented by analysis of specific scenarios and stress tests. Stress tests have taken on particular importance in recent years. Progress has therefore been made in the analysis of extreme scenarios in a possible breakthrough in both current interest-rate levels and historical correlations and volatility. At the same time, the evaluation of scenarios forecast by the Economic Research Department has been maintained.

3.6.2.	Nature of interest rate risk and key hypotheses

The Group’s exposure to variations in market interest rates is one of the main financial risks linked to the pursuit of its banking operations.

The risk of repricing, which stems from the difference between the periods for reviewing interest rates or the maturity of investment transactions vis-à-vis their financing, constitutes the basic interest rate risk to be considered. Nonetheless, other risks such as the exposure to changes in the slope and shape of interest rate curves and the risk of optionality present in certain banking transactions are also taken into consideration by risk control mechanisms.

The sensitivity measurements of the Group’s net interest income and economic value in the face of variations in market interest rates are supplemented with forecast and stress scenarios and risk measurements using curve simulation processes, thereby allowing an assessment of the impact of changes on the slope, curvature and parallel movements of varying magnitude.

Especially important in the measurement of structural interest-rate risk, which is carried out every month, is the establishment of hypotheses on the evolution and performance of certain items on the balance sheet, especially those involving products with no explicit or contractual due date.

The most significant of these hypotheses are those established on current and savings accounts, since they largely condition risk levels given the volume they represent within the liabilities of the Group’s financial institutions.

A prior step to the study of these liabilities necessarily involves “account segmentation.” To do so, the balances on the balance sheet are broken down by products, analyzed separately and subsequently grouped according to their common features, especially with regard to the type of customer and the criteria on the remuneration of each account, independently of the accounting standards on grouping.

A first stage involves analyzing the relationship between the trends in market interest rates and the interest rates of those accounts with no contractual due date. This relationship is established by means of models that show whether the account’s remuneration can be considered either fixed-rate (there is no relationship between the two variables) or variable-rate. In this latter case, an assessment is made of whether this relationship is produced with some form of delay and what the percentage impact of the variations in market interest rates is on the account’s interest rate.

Subsequently, an analysis is made of the changes over time of the balances in each category in order to establish their overall trend against the seasonal variations in the balance. It is assumed that these seasonal variations mature in the very short term, whereas the trend in the balance is assigned a long-term maturity. This prevents oscillations in the level of risks caused by momentary variations in balances, thus favoring the stability of balance-sheet management. This breakdown of amounts is made by the regressions that best adjust historical changes to the balance over time.

Group companies have opted for different procedures to determine the maturity of transactional liabilities, taking into account the varying nature of markets and the availability of historical data. In the case of the Group, a descriptive analysis of the data is used to calculate the average contractual period of the accounts and the conditioned probability of maturity for the life cycle of the product. A theoretical distribution of maturities of the trend balance is then estimated for each of the products, based on the average life of the stock and the conditioned probability.

A further aspect to be considered in the model’s hypotheses is the analysis of the prepayments (implicit optionality) associated with certain positions, especially with the loan-book and mortgage portfolios. Changes in market interest rates, together with other variables, condition the incentives for the Bank’s customers to make an early prepayment of the loan granted, thus modifying the calendar of payments initially specified in the contract.

The analysis of historical information relating to loan prepayments, and to changes in interest rates, establishes the relationship between the two at any particular moment and estimates future prepayment in a given interest-rate scenario.

3.6.3.	Variations in interest rates

The following tables present the average levels of interest-rate risk in terms of the sensitivity of net interest income and economic value for the Group’s main financial institutions in 2015.

TABLE 59: Variations in interest rates. Impact on net interest income and economic value

	Impact on net interest income		Impact on economic value
Interest rate sensitivity analyses December 2015	Increase of 100 basis points	Decrease of 100 basis points	Increase of 100 basis points	Decrease of 100 basis points
Europa	+10.52%	-4.18%	+4.57%	-3.99%
Mexico	+1.69%	-1.50%	-4.30%	+4.60%
USA	+7.52%	-5.60%	+2.03%	-4.59%
Turkey	-7.17%	+5.47%	+3.16%	+3.87%
South América	+2.16%	-2.19%	+2.63%	+2.84%
BBVA Group	+3.91%	-2.30%	+1.98%	-2.41%

The BBVA Group’s balance has negative exposure to a fall in interest rates caused primarily by balances in euros and USD.

However, in these regions, the movement of falling rates is clipped as a result of the current interest rate level, which is very close to or even under zero, thus preventing the occurrence of extremely adverse scenarios. Contrariwise, the rise scenarios have a greater range, which generates a positive asymmetry in the potential results of the BBVA Group insofar as the rates

3.7.	Liquidity Risk

3.7.1.	Scope and nature of the liquidity risk measurement and reporting systems

Liquidity and funding risk management aims to ensure in the short term that a bank does not have any difficulties in duly meeting its payment commitments, and that it does not have to resort to funding under difficult conditions which may harm the bank’s image or reputation.

In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes. Management of structural funding and short-term liquidity is decentralized in BBVA Group.

Management of structural funding and liquidity within the BBVA Group is based on the principle of financial self-sufficiency of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk.

This decentralized management prevents possible contagion from a crisis affecting only one or a few BBVA Group entities, which must act independently to meet their liquidity requirements in the markets where they operate.

As regards liquidity and funding management, the BBVA Group is organized around eleven Liquidity Management Units (UGL) made up of the parent company and the banking subsidiaries in each geographical area, plus their dependent branches, even when these branches raise funding in different currencies.

The BBVA Group’s policy for managing liquidity and funding risk is also the basis of the model’s robustness in terms of planning and integration of risk management into the budgeting process of each UGL, according to the appetite for funding risk it decides to assume in its business.

In order to implement this principle of anticipation, limits are set on an annual basis for the main management metrics that form part of the budgeting process for the liquidity balance. This framework of limits contributes to the planning of the joint evolutionary performance of:

•	The loan book, considering the types of assets and their degree of liquidity, a well as their validity as collateral in collateralized funding.

•	Stable customer funds, based on the application of a methodology for establishing which segments and customer balances are considered to be stable or volatile funds based on the principle of sustainability and recurrence of these funds.

•	The credit gap projection, in order to require a degree of self-funding that is defined in terms of the difference between the loan-book and stable customer funds.

•	Incorporating the planning of securities portfolios into the banking book, which include both fixed-interest and equity securities, and are classified as available-for-sale or held-to-maturity portfolios, and additionally on trading portfolios.

•	The structural gap projection, as a result of assessing the funding needs generated both from the credit gap and by the securities portfolio in the banking book, together with the rest of on-balance-sheet wholesale funding needs, excluding trading portfolios. This gap therefore needs to be funded with customer funds that are not considered stable or on wholesale markets.

As a result of these funding needs, the BBVA Group plans in each UGL the target wholesale funding structure according to the tolerance set.

Thus, once the structural gap has been identified and after resorting to wholesale markets, the amount and composition of wholesale structural funding is established in subsequent years, in order to maintain a diversified funding mix and guarantee that there is not a high reliance on short-term funding (short-term wholesale funding plus volatile customer funds).

In practice, the execution of the principles of planning and self-funding at the different UGLs results in the Group’s main source of funding being customer deposits, which consist mainly of demand deposits, savings deposits and time deposits.

As sources of funding, customer deposits are complemented by access to the interbank market and the domestic and international capital markets in order to address additional liquidity requirements, implementing domestic and international programs for the issuance of commercial paper and medium and long-term debt.

3.7.2.	Governance and monitoring

Management of structural funding and liquidity within BBVA Group is based on the principle of financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability during periods of high risk.

This decentralized management prevents possible contagion from a crisis affecting only one or a few BBVA Group entities, which must act independently to meet their liquidity requirements in the markets where they operate. In this regard, the Liquidity Management Units (or UGL) in the geographical areas where the main foreign subsidiaries operate, and also for the parent company BBVA S.A. in the Euro Zone where it operates, including BBVA Portugal and the recent acquisition of Catalunya Banc.

The Finance area, through Balance Sheet Management, manages BBVA Group’s liquidity and funding, planning and executing the funding of the structural long-term gap of each UGL and proposing to ALCO the actions to be taken on this matter, in accordance with the policies and limits established by the Executive Committee.

The Group’s objective behavior, in terms of liquidity and funding risk, is measured through the Loan-to-Stable Customer Deposits (LtSCD) ratio. The aim is to preserve a stable funding structure in the medium term for each UGL making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. These stable resources in each UGL are calculated by analyzing the performance of the balances in the different customer segments identified as eligible to provide stability to the funding structure; prioritizing customer loyalty and applying greater haircuts to the funding lines for less stable customers.

In order to establish the target (maximum) levels of LtSCD in each UGL and provide an optimal funding structure reference in terms of risk appetite, the corporate Structural Risks unit of GRM identifies and assesses the economic and financial variables that condition the funding structures in the different geographical areas.

The second element in liquidity and funding risk management is achieving a proper diversification of the funding structure, avoiding excessive reliance on short-term funding by establishing a maximum level of short-term funding raising, comprising wholesale funding and less stable resources from non-retail customers.

The third main element is promoting the short-term resistance of the liquidity risk profile, guaranteeing that each UGL has sufficient collateral to deal with the risk of the close of wholesale markets.

The basic capacity is the short-term liquidity risk management and control metric, which is defined as the ratio between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

The above metrics are completed with a series of indicators for establishing thresholds designed to avoid the concentration of wholesale funding by product, counterparty, market and term, and also to promote diversification by geographical area. Reference thresholds are also established on a series of leading indicators to anticipate situations of stress in the markets and adopt preventive measures as necessary.

In addition, stress analyses are a fundamental element of the liquidity and funding risk monitoring scheme, as they enable deviations from the liquidity targets and limits set in the appetite to be anticipated, and establish tolerance ranges in the different management areas. They also play a major role in the design of the Liquidity Contingency Plan and the definition of specific measures to be adopted to rectify the risk profile if necessary.

For each scenario, it is verified whether the Bank has a sufficient stock of liquid assets to guarantee its capacity to meet the liquidity commitments/outflows in the different periods analyzed. Four scenarios are considered in the analysis: one central and three crisis-related (systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the Entity’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios). Each scenario considers the following factors: the liquidity existing in the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the development of the Bank’s asset quality.

In addition to the performance of the main indicators for all the UGLs of the Group, and within the plan for adapting risk management to regulatory ratios, BBVA has established a required Liquidity Coverage Ratio (LCR) compliance level for the entire Group and for each individual UGL. The required internal levels aim to comply efficiently and sufficiently in advance with the implementation of the 2018 regulatory requirement at a level above 100%.

3.7.3.	Liquidity and funding performance in 2015

During 2015, the BBVA Group has maintained a robust and dynamic funding structure with a clearly retail nature, where customer resources represent the main source of funding.

Thus, the performance of the indicators show that the robustness of the funding structure remained steady during 2015, in the sense that all UGLs held self-funding levels with stable customer resources above the requirements.

TABLE 60: Loan To Stable Customer Deposits (LtSCD)

	LtSCD per UGL
	31-dec-15	31-dec-14
Grupo Med. Pond	116%	124%
Eurozone	116%	131%
Bancomer	110%	114%
Compass	112%	110%
Garanti	128%
Rest of UGLs	111%	113%

Additionally, each Group entity maintains a liquidity fund at the individual level: Banco Bilbao Vizcaya Argentaria S.A. and its subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti Bank and the Latin American subsidiaries. The table below shows the liquidity available by instrument as of December 31, 2015 for the most significant units:

TABLE 61: Types and amounts of instruments included in the liquidity fund of the most significant units

(Million euros)
December 2015	BBVA Eurozone	BBVA Bancomer	BBVA Compass	Garanti Bank	Others
Cash and balances at Central Banks	10,939	6,936	3,214	6,585	7,122
Assets from credit transactions with central banks	51,811	5,534	22,782	4,302	4,559
Central government issues	31,314	2,303	8,086	4,186	3,654
Of which: Spanish government bonds	25,317	—	—	—	—
Other issues	20,497	3,231	479	116	905
Loans	—	—	14,217	—	—
Other non-eligible liquid assets	5,760	757	20	1,680	229

ACCUMULATED AVAILABLE BALANCE	68,510	13,227	26,016	12,567	11,910

AVERAGE AVAILABLE BALANCE	67,266	12,222	24,282	12,418	10,863

The stress tests conducted on a regular basis reveal that BBVA maintains a sufficient buffer of liquid assets (stress buffer) to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, during a period of longer than 5 months for all UGLs, including the scenario of a significant downgrade of the Bank’s rating by up to three notches.

Throughout 2015, the LCR level for the BBVA Group was estimated as remaining steady above 100%. At the European level, the LCR entered into force on October 1, 2015, with an initial requirement level of 60%, and a phasing of up to 100% in 2018, with pending legislative developments by European authorities insofar as the information to submit to the supervisor and publication.

Based on prudential supervisory information, the following matrix is presented by contractual terms with residual maturity as of December 31, 2015:

TABLE 62: Liquidity inflows

December 2015	Demand deposits	Up to one month	1 month- 3 months	3 months- 6 months	6 months- 9 months	9 months- 1 year	1 year- 2 years	2 years- 3 years	3 years- 5 years	More than 5 years	Total
Cash and balances at Central Banks	34,796										34,796
Loans and advances to credit institutions	1,077	4,594	766	260	70	42	520	6	950	3,988	12,273
Loans to other financial institutions	7	1,246	401	628	595	526	448	495	977	275	5,600
Temporal acquisitions of securities and security lending	—	12,348	853	546	201	2,323	10	84	125	370	16,859
Loans	1,364	21,639	25,624	23,777	16,750	18,477	40,512	33,835	54,790	140,602	377,371
Securities portfolio settlement	484	2,001	4,014	7,073	7,835	4,129	11,944	14,722	20,366	59,755	132,324

TABLE 63: Liquidity outflows

December 2015	Demand deposits	Up to one month	1 month-3 months	3 months- 6 months	6 months- 9 months	9 months- 1 year	1 year-2 years	2 years- 3 years	3 years- 5 years	More than 5 years	Total
Issues and deposit certificates	7	5,106	9,093	5,751	2,222	5,160	15,856	7,845	11072	33840	95,953
Loans and advances to credit institutions	4,932	6,271	2,064	2,783	995	1,952	2,314	1,110	1,283	4,270	27,975
Loans to other financial institutions	13,380	8,907	6,494	2,939	2,442	2,217	205	12	7	274	36,877
Financing of the rest of the clients	193,079	29,003	22,846	15,983	13,517	13,751	14,076	4,615	1,447	1,190	309,508
Financing with collateral securities	—	50,042	11,166	1,197	495	966	2,253	15,045	1,815	1,103	84,081
Derivatives (net)	1	(2,621)	(208)	(21)	(253)	(74)	120	(220)	14	(95)	(3,357)

There is a clear retail nature of the funding structure, in which the loan portfolio is mostly based upon deposits by the remaining customer base. The outgoing demand section primarily contains current accounts of the retail customer base, whose behavior displays an elevated stability and, according to internal methods, are considered with a minimum permanence of over three years.

Turning to the performance of wholesale funding markets, for both the short as well as long terms, they have displayed stability during 2015. The ECB has held quarterly auctions, targeted longer-term refinancing operations (TLTRO), with a view to fostering the channeling of credit and improving the financial conditions of the European economy as a whole. In these auctions, the Euro UGL has drawn €8,000 million in 2015. Additionally, for the entire year, the Euro UGL has made issues on the public market for €3,850 million and $1,000 million.

The liquidity position of all the subsidiaries outside Europe have remained in a comfort zone, holding a solid position of liquidity in all jurisdictions where which the Group operates. These subsidiaries’ access to capital markets was also maintained with recurrent issues in the local and American markets, prominently the subordinate debt by BBVA Compass and BBVA Colombia for $700 and $400 million respectively over a term of 10 years.

In this context of improved access to the market, BBVA has maintained its objectives of, on the one hand, strengthening the funding structure of the Group’s various franchises based on growing its self-funding from stable customer funds, and on the other, guaranteeing a sufficient buffer of fully available liquid assets, diversifying the different sources of funding and optimizing the generation of collateral to deal with situations of tension in the markets.

3.7.4.	Liquidity and funding prospects

The BBVA Group has entered 2016 with a comfortable liquidity status across its entire global footprint. The financing structure slanting toward the long term and proven access capacity to capital markets enables to comfortably meet the moderate volume of maturities expected for the upcoming quarters.

The following is a breakdown of the maturities of the Group’s wholesale issues by the nature of the issues:

TABLE 64: Maturity of wholesale issues of BBVA Group by nature

Million euros
Type of issues	2016	2017	2018	After 2018	Total
Senior debt	5,709	4,748	3,355	10,774	24,586
Mortgage-covered bonds	7,051	8,358	781	12,907	29,097
Public-covered bonds	—	576	—	500	1,076
Regulatory capital instruments (1)	258	392	1,465	13,434	15,550

Total	13,018	14,074	5,601	37,615	70,308

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

The distribution of maturities of wholesale issues among the most significant units is broken down below:

TABLE 65: Maturity of wholesale issues of Balance Euro by nature

Million euros
Type of issues	2016	2017	2018	After 2018	Total
Senior debt	3,385	2,947	1,913	3,939	12,184
Mortgage-covered bonds	7,051	8,358	781	12,907	29,097
Public-covered bonds	—	576	—	500	1,076
Regulatory capital instruments (1)	208	71	1,398	6,603	8,280

Total	10,644	11,952	4,092	23,949	50,636

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

TABLE 66: Maturity of wholesale issues of Bancomer by nature

Million euros
Type of issues	2016	2017	2018	After 2018	Total
Senior debt	821	—	264	1,800	2,885
Regulatory capital instruments (1)	—	—	—	4,087	4,087

Total	821	—	264	5,887	6,972

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

TABLE 67: Maturity of wholesale issues of Compass by nature

Million euros
Type of issues	2016	2017	2018	After 2018	Total
Senior debt	—	367	—	551	919
Regulatory capital instruments (1)	—	321	—	1,029	1,350

Total	—	689	—	1,580	2,269

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

TABLE 68: Maturity of wholesale issues of Garanti by nature

Million euros
Type of issues	2016	2017	2018	After 2018	Total
Senior debt	944	808	235	2,142	4,128
Regulatory capital instruments (1)	50	—	—	—	50

Total	994	808	235	2,142	4,178

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

TABLE 69: Maturity of wholesale issues of South America by nature

Million euros
Type of issues	2016	2017	2018	After 2018	Total
Senior debt	560	625	942	2,343	4,470
Regulatory capital instruments (1)	—	—	67	1,715	1,782

Total	560	625	1,009	4,058	6,252

(1)	Regulatory capital instruments are classified in this table by terms according to their contractual maturity

For 2016, the main goals of BBVA Group’s funding strategy is to maintain the strength of the funding structure and the diversification of the different sources of funding, ensuring the availability of sufficient levels of collateral, both for complying with regulatory ratios and for the rest of the internal metrics for monitoring liquidity risk, including stress scenarios.

3.7.5.	Assets committed in finance transactions

As of December 31, 2015, the assets committed (provided as collateral or security with respect to certain liabilities) and those unencumbered are as follows:

TABLE 70: Assets committed or unencumbered

	Committed assets		Uncommitted assets
December 2015	Book value	Market value	Book value	Market value
Assets	159,197		591,688
Equity instruments	2,680	2,680	9,046	9,046
Debt securities	56,155	56,230	95,669	95,669
Other assets	100,362		486,973

The assets committed correspond mainly to loans linked to the issue of mortgage-covered bonds, public-covered bonds and long-term securitized bonds (see Note 21.3 to the Group’s Annual Consolidated Financial Statements); debt securities delivered under repurchase agreements; and pledged collateral and loans or debt instruments to have access to certain funding transactions with central banks. Collateral provided to guarantee derivative operations is also included as committed assets.

As of December 31, 2015, the collateral received mainly for repurchase agreements or security lending and the collateral that could largely be committed with the aim of obtaining funding, is as follows:

TABLE 71: Collateral committed or potentially committed

December 2015 Collateral assigned	Fair value of committed collateral assigned or treasury stock issued	Fair value of collateral assigned or treasury stock issued available for committed	Fair value of collateral assigned or treasury stock issued not available for committed
Collateral assigned	21,352	9,415	—
Equity instruments	—	768	—
Debt securities	21,352	6,872	—
Other collateral assigned	—	1,774	—
Treasury stock issued, except for public-covered bonds or securitized bonds	6	162	—

The guarantees received in the form of reverse repurchase agreements or security loans are committed through the use of transactions in assets sold under repurchase agreements, similar to debt securities.

As of December, 31 2015, all issued financial liabilities associated with the different assets committed in funding operations, including the book value of the latter, are listed below:

TABLE 72: Committed assets/collateral assigned and associated liabilities

Committed assets/collateral assigned and associated liabilities	Liabilities hedged, contingent liabilities or title ceded	Assets, collateral assigned and treasury stock issued, except for mortgage-covered bonds and committed securitized bonds
Book value of those financial liabilities	155,999	180,735

3.8. Operational risk

3.8.1. Scope and nature of the operational risk measurement and reporting systems

Operational risk is defined as the one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk, but excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes. Its origins could be highly diverse (processes, internal and external fraud, technology, human resources, commercial practices, disasters and suppliers). Operational risk management is integrated into the BBVA Group’s global risk management structure.

The analysis of the entity’s RWA structure shows that 8% corresponds to Operational Risk.

3.8.2. Operational Risk definition

BBVA accepts the definition of Operational Risk proposed by the Bank for International Settlements (BIS) in Basel: “Operational Risk is defined as the one that could potentially cause losses as a result of human errors, inadequate or faulty internal processes, system failures or external events”. This definition excludes the strategic and/or business risk and the reputational risk (which is managed separately within BBVA Group).

The definition of Operational Risk (OR) in BBVA Group includes the following types of risk:

•	Processes.

•	External and internal fraud.

•	Technological.

•	Human resources.

•	Commercial practices.

•	Disasters.

•	Suppliers.

3.8.3. Operational Risk methodology

The Group has in place an integrated internal control and operational risk methodology.

This methodology identifies risks in organizational areas, generates analyses that prioritize risks according to the estimated residual risk (after incorporating control effects), links risks to processes and establishes an objective risk level for each risk type to identify and manage gaps by comparing it with the residual risk level.

The Corporate Risk Area, through its Corporate Operational Risk Management (CORM) unit, establishes the criteria to apply for determining the BBVA Group companies in which the OR monitoring and management/mitigation tools described in section 6.4.3 should be implemented. These criteria are based on both quantitative and qualitative aspects.

The scope of application of the OR management model revolves around the following elements:

•	Company

•	Process: in general, OR originates in the different activities/processes carried out in the Group.

•	Business line: because the type of the different operational risks to which the Group is exposed, and their impact, is substantially different for each line of business, considering this element is fundamental for effective management of OR.

3.8.4. Model based on 3 lines of defense

BBVA Group’s OR management model comprises 3 lines of defense:

1.	First line: OR management in business and support areas (hereinafter the Areas), in their products, activities, processes and systems.

The Areas integrate OR management into their day-to-day activities, collaborating in the identification and assessment of risks, establishing the target risk, carrying out the controls and executing the mitigation plans for those risks whose residual risk level is higher than the acceptable one.

In all OR management areas, the Operational Risk Managers (Business ORMs) ensure adequate management of operational risk in their respective areas, promoting the identification of the target risk and ensuring the implementation of the mitigation plans and proper execution of controls. OR management in the units is set out, expressed and followed at the Operational Risk Management Committee (ORM Committee).

2.	Second line: the “Corporate Operational Risk Management” (CORM) and “Operational Risk Management” functions at country level, which are independent of the first line, are in charge of designing and maintaining the Group’s OR model and verifying its proper application in the different Areas.

Moreover, the activities of this second line of defense include those carried out by the Specialized Control Units: Legal Compliance, Internal Risk Control2, Internal Financial Control, Operational Control, IT Risk, Fraud & Security, as well as those of the Production Managers for Procurement, Real Estate and Services, HR and Strategy and Finance in Spain. The activities carried out by this second line of defense are:

•	Identify the main risks in their field of expertise for the Areas, as well as their assessment.

•	Define mitigating measures and ensure their implementation by the Areas.

•	Assist the Areas in fulfilling their responsibility.

The Holding Specialists provide a cross-cutting vision to the Group’s model, establishing risk references and controls for their Local Specialists to guarantee an independent, expert and consistent vision.

3.	Third line: carried out by BBVA’s Internal Audit, which:

•	Conducts an independent review of the model, verifying compliance with the corporate policies established and their effectiveness

•	Provides independent information on the control environment to the Corporate Assurance Committees

CHART 25: Operational risk management framework: Three lines of defense

3.8.5. Principles of BBVA’s Operational Risk management model

Operational Risk management in BBVA Group must:

•	Be aligned with the Risk Appetite statement set out by the Board of Directors of BBVA.

•	Predict the potential operational risks to which the Group may be exposed as a result of the emergence or modification of new products, activities, processes or systems and outsourcing decisions and establish procedures to enable their assessment and reasonable mitigation prior to their implementation.

•	Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed, in order to adopt appropriate mitigation measures in each case, after considering the identified risk and the cost of mitigation (cost-benefit analysis) and preserving at all times the Group’s solvency.

[2]	Units included in the Risk network

•	Identify the causes of the operational losses sustained by the Group and establish measures to enable their reduction. To do so, procedures must be in place to enable the capture and analysis of the operational events causing such losses.

•	Analyze the events that may have caused operational risk losses in other entities in the financial sector and drive, where appropriate, the implementation of the measures necessary to prevent their occurrence in the Group.

•	Identify, analyze and quantify events with a low probability of occurrence and high impact which, due to their exceptional nature, may possibly not be included in the losses database or, if they are, have unrepresentative impacts, in order to ensure their mitigation.

•	Have effective governance in which the functions and responsibilities of the Areas and Bodies involved in OR management are clearly defined.

TABLE 73: Characteristics of the Operational Risk management model

Soundness	Board Holding - Country - Unit

Depth	Model created in 1999 using database since 2002

Integrated management	Capital, budgets, incentives, internal benchmark, culture

Forward looking	Uses future variables for analysis, calculation and mitigation

Continuous improvement	Best practices function and continuous updating

These principles reflect BBVA Group’s vision of OR, which is based on the premise that the events that occur as a result of OR have an ultimate cause that should always be identified. The control of the causes significantly reduces the impact of the events. The OR management tools provide information on the origin of OR and assist in its mitigation.

Irrespective of the adoption of all possible measures and controls to prevent or reduce both the frequency and severity of OR events, BBVA ensures that it has sufficient capital at all times to cover the expected or unexpected losses that may arise.

Corporate Operational Risk Management (CORM) proposes the general policies that guide management and enable control of the Group’s operational risk.

These principles aim to reasonably ensure (cost-benefit analysis) that the relevant operational risks to which the Group is exposed in carrying out its activities are identified, assessed and managed consistently with the risk appetite statement set out by the Board of Directors of BBVA, preserving the Group’s solvency.

The OR is managed in the BBVA Group from two different and complementary viewpoints:

•	The “ex-ante” point of view entails identifying, assessing and prioritizing potential operational risks to enable their mitigation.

From this standpoint, OR is managed in a proactive and preventive way by the Areas and Units exposed. This management is integrated into the day-to-day decision-making process and is focused on the analysis of the causes of OR to enable its mitigation.

•	The “ex-post” point of view entails assessing the exposure to OR and measuring its consequences, i.e. the historical cost of the events that have occurred. From this perspective, OR management uses tools associated with the consequences of OR not only to complement OR management, but also to feed the calculation of capital use for those Group areas that operate under advanced OR measurement approaches.

The elements that enable OR to be managed in BBVA Group from these two standpoints are described below.

3.8.5.1. Operational Risk admission process

Although strictly speaking there is not a true OR admission process, as the one carried out, for example, in Credit Risk, BBVA Group considers that the assimilation presented in this section is useful for controlling this risk and contributes to its mitigation. The aim of this process is to: anticipate the potential operational risks to which the Group may be exposed as a result of the emergence or modification of new products, activities, processes or systems and outsourcing decisions and ensure that they are implemented only after adopting suitable mitigation measures in each case.

The Group has a specific governance model for OR admission embodied in different Committees that are admission vehicles in the different areas in which the emergence of OR is concentrated: new businesses, new products, systems, outsourcing decisions, etc.

3.8.5.2. Operational Risk monitoring and management/mitigation tools

3.8.5.2.1. Risk and Control Self-Assessment

An appropriate management of OR requires the establishment of methodologies and procedures to identify, assess and follow this type of risks, in order to implement suitable mitigation measures in each case. This will be done by comparing the level of risk assumed and the cost of mitigation.

BBVA Group’s OR management methodology has the following phases:

•	Establishment of the model’s perimeter, identifying the companies and activities that may give rise to significant OR. These companies and activities are associated with their processes using the taxonomy established by the Group. Processes are the starting point for identifying the OR factors.

•	Identification of potential and real OR factors based on the review of the processes, applying self-assessment techniques that are completed and verified against other relevant information.

•	Prioritization of the OR factors through the calculation of the inherent risk: estimation of the exposure to risk in an adverse and conservative environment without considering the existence of possible controls. Prioritization is used to separate the critical factors from the non-critical ones by applying cut-off points.

•	For critical risks, the controls that contribute to their reduction are identified, documented and tested, and based on their effectiveness the residual risk (which incorporates the reducing effect of the controls, where applicable) is calculated.

•	A specific target is set for each critical risk, that constitutes the level of risk considered acceptable. In those risks in which the residual risk is higher than the target risk there is a gap between both that requires that the risk be mitigated through a mitigation plan.

The aim is to have an evolving and dynamic OR management model that reflects the essential aspects of this risk’s situation at any given time.

OR management is coordinated with other risks, considering the credit or market consequences that may have an operational origin.

3.8.5.2.2. Operational Risk indicators

Dynamic management of OR requires not only a regular self-assessment of OR, but also the definition of a set of indicators to enable the changes in both the risk factors and the effectiveness of the controls to be measured over time, in order to have available information on unexpected changes and enable preventive management of Operational Risk.

3.8.5.2.3. Operational losses database

In line with the best practices and recommendations of the BIS, BBVA has procedures in place for collecting operational losses that occur both in the different Group entities and in other financial groups (ORX losses database, ORX News service, etc).

Internal operational losses database - SIRO.

Through automatic interfaces with accounting and expense and manual capture procedure applications, this tool collects the accounting losses associated with OR events. The losses are captured with no amount limit and constitute an input for calculating the capital use for OR in advanced measurement approaches and a reference for the Risk and Control Self Assessment, and are analyzed on a regular basis in terms of trends and monitoring of expected losses.

External operational losses database - ORX

The Bank, together with other leading entities worldwide, subscribed with the ORX consortium, as a founding partner, the creation of an external database for anonymously exchanging information related to operational events.

This consortium provides both quantitative and qualitative information on the operational events experienced by the member entities. The information obtained through this means is used both to identify potential ORs and analyze whether appropriate mitigation measures are available, and for the purpose of calculating capital using advanced measurement approaches.

3.8.5.2.4. Operational Risk scenarios

These reflect the exposure to a limited number of situations that may give rise to very significant losses with a reduced estimated frequency of occurrence. The scenarios feed the capital calculation in those Group areas that operate under advanced measurement approaches, and also constitute a reference for OR management.

3.8.5.3. Mitigation plans

Mitigation means to reduce the level of exposure to OR. Even though there is always the option of eliminating OR by exiting a given activity, the Group’s policy is to attempt to mitigate the risk first by improving the control environment or applying other measures, conducting a rigorous cost-benefit analysis. The different forms of mitigation always have associated costs. It is therefore fundamental to assess the cost of the OR properly before making a decision.

As long as the residual risk exceeds the defined target risk level, mitigation measures will need to be established to keep it within the level. The area responsible for OR will drive its implementation through the Operational Risk Management Committee.

3.8.6. Methods employed

As set out in Regulation (EU) 575/2013 of the European Parliament and of the Council, for calculating the regulatory capital for operational risk under Basel I, advanced measurement approaches (AMA method) are used for a very significant part of the banking perimeter. Specifically, this method is used in Spain and Mexico, which accumulate most of the Group’s assets.

As already mentioned, in March 2010 the BBVA Group received authorization from the supervisor to apply advanced models for calculating regulatory capital by operational risk in Spain and Mexico.

Save for the cases of Garanti and Bolivia, which apply the basic approach, the standardized approach is used to calculate capital in the rest of the geographical areas.

3.8.6.1.	Description of the advanced measurement approaches

The advanced internal model quantifies capital at a confidence level of 99.9% following the LDA (Loss Distribution Approach) methodology. This methodology estimates the distribution of losses by operational event by convoluting the frequency distribution and the loss given default distribution of these events.

The calculations are made using internal data on the Group’s historic losses as its main source of information. To enrich the data from this internal database and to take into account the impact of possible events not yet considered therein, external databases (ORX consortium) are used and the scenarios indicated in point 3.8.5.2.4 are included.

The distribution of losses is constructed for each of the different types of operational risk, which are defined as per Basel Accord cells; i.e. a cross between business line and risk class. In those cases in which there is not sufficient data for a sound analysis, it becomes necessary to undertake cell aggregations, and to do so the business line is chosen as the axis.

In certain cases, a greater disaggregation of the Basel cell has been selected. The objective consists of identifying statistically homogenous groups and a sufficient amount of data for proper modeling. The definition of these groupings is regularly reviewed and updated.

Solvency regulations establish that regulatory capital for operational risk is determined as the sum of individual estimates by type of risk, but allowing the option of incorporating the effect of the correlation among them. This impact has been taken into consideration in BBVA estimates with a conservative approach.

The model of calculating capital in both Spain and Mexico incorporates factors that reflect the business environment and situation of internal control systems. Thus the calculation obtained is higher or lower according to how these factors change in anticipating the result.

As regards the aforementioned factors, current estimates do not include the mitigating effect of insurance.

The following table below shows the operational risk capital requirements broken down according to the calculation models used and by geographical area, to provide a global vision of capital consumption for this type of risk:

TABLE 74: Regulatory capital for Operational Risk

(Million euros)
Regulatory capital for operational risk	2015	2014
Advanced	1,236	1,266
Spain	811	811
Mexico	425	455
Standardized	911	942
Basic	517	145

BBVA Group total	2,663	2,352

The main variations in the capital requirements for operational risk are due to:

•	Non-advanced approaches: In the standard downhill method (36 million) due to the combined effect of the exchange rate (mainly the devaluation of the Venezuelan currency). In the basic method, increase (372 million) with the increased holding in Garanti.

CHART 26: Operational Risk: Required capital by method

3.8.7. The Group’s Operational Risk profile

BBVA’s operational risk profile is shown below by class of risk after assessing the risks, resulting in the following distribution:

CHART 27: BBVA Group’s Operational Risk Profile

The following charts illustrate the distribution of historical operational losses by risk class and country.

CHART 28: Operational Risk Profile by risk and country

España	México

                                 Resto

3.8.8. Main variations in the period

TABLE 75: Variations in the period in terms of RWAs for the Operational Risk

(Million euros)
Operational Risk
RWA´s Dec 14	29,038
Effects
Acquisitions and disposals	6,952
Foreign exchange movements	-2,532
Other	-167
RWA´s Dec 15	33,291

•	Acquisitions and disposals: Effect of the acquisition of Catalunya Banc (1,650 million euros) and the global consolidation of Garanti (5,300 million euros).

•	Exchange rate fluctuations: Caused mainly by the conversion of the Venezuelan currency at the closing exchange rate.

4. Leverage ratio

4.1. Leverage Ratio definition and composition

4.2. Trends in the ratio

4.3. Governance

4.4. Leverage Ratio definition and composition

The leverage ratio is a regulatory measure (not risk-based) complementing capital designed to guarantee the soundness and financial strength of institutions in terms of indebtedness.

In January 2014, the Basel Committee on Banking Supervision published the final version of the “Basel III leverage ratio framework and disclosure requirements”, which has been included through a delegated act that amends the definition of leverage ratio in the CRR regulation.

Pursuant to article 451, section 2 of the CRR, on June 15, 2015 the EBA published the final draft of the Implementing Technical Standard (ITS, leverage ratio disclosures) for breaking down the leverage ratio, which has been applied in this report.

The leverage ratio is defined as the quotient of eligible Tier 1 capital and exposure.

Described below are the elements making up the leverage ratio, in accordance with the “EBA FINAL draft Implementing Technical Standards on disclosure of the leverage ratio under Article 451(2) of Regulation (EU) No. 575/2013 (Capital Requirements Regulation – CRR)—Second submission following the EC’s Delegated Act specifying the LR3” published by the EBA on June 15, 2015:

•	Tier 1 capital (letter h in the above table): section 2.2. of this document presents details of the eligible capital, which has been calculated based on the criteria defined in the CRR.

•	Exposure: as set out in article 429 of the CRR, the exposure measurement generally follows the book value subject to the following considerations:

•	On-balance-sheet exposures other than derivatives are included net of allowances and accounting valuation adjustments.

•	Measurement of the Group’s total exposure is composed of the total assets as per financial statements adjusted for reconciliation between the accounting perimeter and the prudential perimeter.

Total exposure for the purpose of calculating the Group’s leverage ratio is composed of the sum of the following items:

•	On-balance asset positions: book balance of assets corresponding to the financial statements, excluding the derivative headings.

•	Adjustments for reconciliation between the accounting perimeter and the solvency perimeter: the balance resulting from the difference between the accounting balance sheet and the regulatory balance sheet is included.

•	Exposure in derivatives: the exposure referred to the EAD used in the measurement of capital use for counterparty risk, which includes both the replacement cost (market-to-market) and the future potential credit exposure (add-on). The cost of replacement is reported adjusted by the variation margin in cash and by effective notional amounts.

•	Securities financing transactions (SFTs): in addition to the exposure value, an addition for counterparty risk determined as set out in article 429 of the CRR in included.

•	Off-balance-sheet items: these correspond to risks and contingent liabilities and commitments associated with collateral, which are mainly available. A minimum floor of 10% is applied to the conversion factors (CCF), in line with article 429, section 10 a) of the CRR.

[3]	http://www.eba.europa.eu/regulation-and-policy/leverage-
ratio/draft-implementing-technical-standards-its-on-disclosure-
for-leverage-ratio/-/regulatory-activity/press-release

•	Adjustments for intragroup exposures: The exposures of the Group’s financial institutions and insurance companies that are consolidated at accounting level but not at regulatory level were included in this line in December 2014.

•	Tier 1 deductions: all those amounts of assets that have been deducted in the determination of the eligible Tier 1 capital are deducted, in order not to duplicate exposures. The main deductions are intangible assets, loss carry forwards and other deductions defined in article 36 of the CRR and indicated in section 2.2. of this report.

The leverage ratio trends favorably throughout the year, due mainly to limited volatility and growing development in regulatory capital offsetting the increase in exposure due to the incorporation of CX and Garanti. Additionally, the application of the solvency scope for the consolidation purposes as defined by the delegated act (in force since January 2015) entails a reduction in exposure (section f. of the table) and a consequential increase in ratio. The performance of macro variables and other external aspects has not had any relevant impacts on the exposure.

The table below shows a breakdown of the items making up the leverage ratio as of December 31, 2015 and December 31, 2014:

TABLE 76: Elements comprising the leverage ratio

Summary table of accounting assets and leverage ratio exposure conciliation		12/31/2015		12/31/2015		12/31/2014		12/31/2014
		Phase-In		Fully Loaded		Phase-In		Fully Loaded
a)	Total assets as per published financial statements	750,078		750,078		631,942		631,942
b)	Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	-16,920		-16,920		5,629		5,629
c)	Adjustments for derivative financial instruments	-23,056		-23,056		-22,688		-22,688
d)	Adjustments for securities financing transactions “SFTs”	37		37		-9,539		-9,539
e)	Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	68.609	(1)	68.609	(1)	54.402	(1)	54.402	(1)
f)	(Adjustment for intragroup exposures excluded from the leverage ratio exposure measure in accordance with Article 429 (7) of Regulation (EU) No 575/2013)	0		0		20,991		20,991
g)	Other adjustments	-12,159		-12,746		-9,656		-10,668

Total leverage ratio exposure		766,589		766,001		671,081		670,069

h)	Tier 1	48,554		45,796		41,831		39,037

Total leverage ratio exposures		766,589		766,001		671,081		670,069

Leverage ratio
Leverage ratio		6.33%		5.98%		6.23%		5.83%

(1)	This corresponds to off-balance sheet exposure after application of the conversion factors obtained in accordance with Article 429, paragraph 10 of the CRR.

As can be seen, the Group maintains a phased leverage ratio of 6.3% and a fully-loaded ratio of 6.0%, well above the minimum level required.

4.5. Trends in the ratio

The chart below shows how the ratio has remained stable throughout the year, due mainly to limited volatility and a sustainable development of both exposure and regulatory capital. In addition, the development of the macro variables and other external aspects has not originated relevant impacts on the exposure.

CHART 29: Trends in the leverage ratio

4.6. Governance

The activities making up the Group’s regulatory reporting include the monthly measurement and control of the leverage ratio by assessing and monitoring this measurement in its more restrictive version (fully-loaded), to guarantee that leverage remains far from the minimum levels (which could be considered risk levels), without undermining the return on investment.

The estimates and the development of the leverage ratio are reported on a regular basis to different governing bodies and committees to guarantee an adequate control of the entity’s leverage levels and ongoing monitoring of the main capital indicators.

In line with the risk appetite framework and structural risk management, the Group operates by establishing limits and operational measures to achieve a sustainable development and growth of the balance sheet, maintaining at all times tolerable risk levels. This can be seen in the fact that the regulatory leverage level itself is well above the minimum required levels.

5. Information on remuneration

5.1.	Information on the decision-making process for establishing the remuneration policy for the Identified Staff

5.2.	Description of the different types of employees and executive officers included in the Identified Staff

5.3.	Key features of the remuneration system

5.4.	Information on the connection between the remuneration of the Identified Staff and the performance of the Group

5.5.	Description of the criteria used for taking into consideration present and future risks in the remuneration process

5.6.	The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary benefits, specifically, the measures adopted for the members of the Identified Staff who are responsible for control functions

5.7.	Ratios between the fixed and variable remuneration of the Identified Staff

5.8.	Quantitative information on the remuneration of the Identified Staff

As set out in article 85 of Act 10/2014, dated June 26, on the regulation, supervision and solvency of credit institutions, and in article 93 of Royal Decree 84/2015, dated February 13, which implements Act 10/2014, the entities will make available to the public and update on a regular basis (at least once a year) the information on their remuneration policy and practices set out in part 8 of Regulation 575/2013/EU in relation to those categories of staff whose professional activities may have a significant impact on their risk profile or are responsible for control functions (hereinafter the “Identified Staff”).

5.1. Information on the decision-making process for establishing the remuneration policy for the Identified Staff

As set out in BBVA’s Bylaws, the Board Regulations stipulate that one of the powers of the Board of Directors is to approve the remuneration for directors for submission to the General Meeting, for senior executives and for employees whose professional activities may have a material impact on the Entity’s risk profile and to determine directors’ remuneration, and, in the case of executive directors, the remuneration for their executive functions and other terms and conditions set out in their contracts.

The Regulations of the Board of Directors of BBVA set out the internal rules for the operation of the Board and its Committees, which provide assistance on matters within their competence. The Remuneration Committee assists the Board with matters related to remuneration as set out in the Board Regulations, ensuring compliance with the remuneration policy established.

As set out in Article 36 of the Regulations of the Bank’s Board of Directors, the Remuneration Committee performs the following functions:

1.	Propose to the Board of Directors, for submission to the General Meeting, the remuneration policy for directors, in terms of items and amounts, the parameters for its determination and the payment system. It will also submit its corresponding report as set out in applicable law.

2.	Determine the extent and amount of the individual remuneration, entitlements and other economic rewards, as well as the contractual terms and conditions, for the executive directors, submitting the relevant proposals to the Board of Directors.

3.	Propose on an annual basis to the Board of Directors the annual report on the remuneration of the Bank’s directors, which will be submitted to the Annual General Meeting as set out in applicable legislation.

4.	Propose to the Board of Directors the remuneration policy for senior executives and those employees whose professional activities may have a material impact on the Company’s risk profile.

5.	Propose to the Board the basic terms and conditions of the contracts of senior executives and directly supervise the remuneration of senior officers responsible for risk management and compliance functions in the Company.

6.	Oversee enforcement of the remuneration policy established by the Company and periodically review the remuneration policy applied to directors, senior officers and employees whose professional activities may have a material impact on the Company’s risk profile.

7.	Verify the information on the remuneration of directors and senior management contained in the different corporate documents, including the annual report on director remuneration.

8.	Any others that may have been assigned under these Regulations or conferred by a decision of the Board of Directors or by applicable legislation.

As of the date of this report, the Remuneration Committee was composed of five members, all of them non-executive directors; the majority are independent, including its chairman.

TABLE 77: Composition of the Remuneration Committee

Name and surname	Position	Status
Carlos Loring Martínez de Irujo	Chairman	Independent

Tomás Alfaro Drake	Member	Independent

Ignacio Ferrero Jordi	Member	External

Ramón Bustamante y de la Mora	Member	External

Juan Pi Llorens	Member	Independent

In compliance with its functions, the BBVA Remuneration Committee met seven times in 2015 to deal with matters that fall under its responsibility.

The matters analyzed include the proposal to the Board for submission to the General Meeting of the Remuneration Policy for BBVA directors, in accordance with article 529 r of the Corporations Act and the proposal for the remuneration policy applicable to Identified Staff, in line with the foregoing.

The Remuneration Policy for BBVA directors, which was approved by the General Meeting held on March 13, 2015 with 95.41% of the votes and applies to the years 2015, 2016 and 2017, maintains most of the elements of the previous system for settlement and payment of variable remuneration that the Bank was already applying to the Identified Staff (such as payment of a percentage in shares, the deferment of a percentage of variable remuneration, mandatory withholding periods for the shares, malus clauses, etc.), including also elements aimed at better aligning the remuneration with the Group’s long-term profitability, recurrence, liquidity, funding and solvency goals, strengthening the principle of prudent risk management, and seeking greater correspondence between variable remuneration and the sustainability of earnings in the medium and long term, with the aim of increasing transparency. The new elements include:

•	An increase in the number and types of indicators used to calculate variable remuneration.

•	Greater correspondence between variable remuneration and the risk metrics, reinforcing their alignment with prudent risk management.

•	A greater weight of the multi-year indicators in the determination of variable remuneration and the reinforcement of the assessment of long-term results.

•	Reinforcement of the deferred period for variable remuneration payment.

•	Increased transparency in the calculation of variable remuneration.

The text of the Remuneration Policy for BBVA directors is available on the Company’s website (www.bbva.com).

In addition, over the year the Committee has supervised the remuneration of the heads of the Risks and Compliance areas and reviewed the application of the remuneration policy for Identified Staff, including the directors and members of senior management, as set out in article 33.2 of the aforementioned Act 10/2014.

The Board of Directors of BBVA also approved on February 2, 2016, as per the proposal submitted by the Remuneration Committee, the 2015 Annual Report on Remuneration of BBVA Directors, in accordance with the new framework established by the Spanish Securities and Exchange Commission (CNMV) through Circular 4/2013, dated June 12. This Report will be put to the vote at the Annual General Meeting, as set out in article 541 of Royal Legislative Decree 1/2010, dated July 2, which approves the amended text of the Corporations Act (hereinafter the “Corporations Act”), and is available on the Company’s website (www.bbva.com) from the date of calling the General Meeting.

The Annual Report on the Remuneration of BBVA Directors includes a description of the basic principles of the Bank’s remuneration policy with respect to the members of the Board of Directors, whether executive or non-executive, as well as a detailed presentation of the different elements and amounts making up their remuneration, based on the Remuneration Policy for BBVA directors and BBVA’s Bylaws and the Board of Directors’ Regulations. The Report also includes the principles and basic elements of the Bank’s general remuneration policy. As already indicated, BBVA has a decision-making system for remuneration matters in which the Remuneration Committee plays a key role. It is responsible for determining the amount of fixed and variable remuneration for the executive directors and the remuneration policy applicable to the Identified Staff, including the members of the Group’s senior management; it then submits the corresponding proposals to the Board. To perform its functions, in 2015 the Remuneration Committee and the Board of Directors have been supported by the Bank’s internal services and the information provided by one of the leading global consultants on remuneration for board members and senior officers, Towers Watson.

The Remuneration Committee is also assisted by the Board’s Risk Committee, which in accordance with article 39 of the Board Regulations has participated in the establishment of the remuneration policy, checking that it is compatible with adequate and effective risk management and does not offer incentives for assuming risks that exceed the Company’s acceptable level.

Lastly, the decisions related to the remuneration of executive directors, when required by law, are submitted to the Bank’s Annual General Meeting for approval.

This system ensures an adequate decision-making process on questions of remuneration.

In 2015 the members of the Remuneration Committee received an aggregate total of €282,000 for their work on it. In addition, the Report on the Remuneration of BBVA Directors includes a breakdown of the remuneration by item for each director.

5.2.	Description of the different types of employees and executive officers included in the Identified Staff

As set out in article 32.2 of Act 10/2014, BBVA has determined the professionals affected by this regulation (Identified Staff) following the criteria established by European Regulation 604/2014, dated March 4, of the Commission, which are grouped into two main blocks: qualitative criteria (defined around the position’s responsibility and the employee’s capacity to assume risks) and quantitative criteria (namely, having received total annual remuneration of 500,000 euros or more; being within the 0.3% with the highest total remuneration in the Group; or having received total remuneration higher than the lowest total remuneration set out in the qualitative criteria).

For these purposes, for 2015 this group includes:

•	Members of the Board of Directors

•	Members of senior management

•	Professionals responsible for control functions and risk takers by function: This group is set up by functions that correspond to the qualitative criteria established in article 3 of Regulation EU 604/2014 of the European Commission, points 4 to 15 inclusive.

•	Risk takers by remuneration: Made up of employees who meet the quantitative criteria of article 4 of Regulation EU 604/2014.

Notwithstanding the foregoing, BBVA will adapt the definition of Identified Staff, including categories of professionals as necessary, based on the requirements set out by applicable regulations.

5.3.	Key features of the remuneration system

The remuneration system applicable to the Identified Staff in BBVA contains a series of special features as compared with the one applicable to the rest of staff, since a special variable incentive system has been established for this group, aligned with legal requirements, recommendations and best market practices, as described later.

According to BBVA’s remuneration policy, the remuneration system is made up of:

1. Fixed remuneration

Fixed remuneration in BBVA is established by taking into consideration the employee’s level of responsibility and professional career history in the Group. A benchmark salary is fixed for each function that reflects its value for the Organization. This benchmark salary is defined by analyzing what is fair internally and comparing it with the market through the advice of leading firms specializing in remuneration.

The fixed component in the employee’s total remuneration represents a sufficiently high proportion to allow maximum flexibility with respect to the variable components.

2.- Variable remuneration

BBVA’s variable remuneration represents a key element in the Bank’s remuneration policy, as it rewards the creation of value in the Group through each of the areas and units that make up BBVA. In short, it rewards individuals and teams and their combined contributions to the Group’s recurrent earnings.

The annual variable remuneration in BBVA for 2015 was made up of a single incentive paid in cash that is granted annually (hereinafter “Annual Variable Remuneration”). It has been designed so that it is aligned with prudent risk management and generation of long-term value.

The essential aspects of Annual Variable Remuneration in 2015 are detailed below:

2.a) Annual variable remuneration in cash.

BBVA’s annual variable remuneration model for 2015 is based on a series of value creation indicators established for each unit. The variable remuneration to be paid to the members of the unit in question depends on these indicators, and on the results for the unit’s area and those of the Group as a whole. The distribution of the remuneration between the staff members is based on individual performance, which is calculated through an individual evaluation of the indicators.

The unit indicators used are of two types: each unit’s own financial and non-financial indicators.

BBVA considers that prudent risk management is a key element within its variable remuneration policy. That is why it has established recurrent Economic Value Added (EVA) for 2015 as one of the financial indicators used to calculate the annual variable remuneration of all its workforce.

Technically, EVA is recurring economic profit minus the cost of capital used in each business or the rate of return expected by investors. Economic profit differs from accounting profit because of the use of economic criteria rather than regulatory accounting criteria in some operations.

It can therefore be said that conceptually, EVA is the recurring economic profit generated above market expectations in terms of capital remuneration.

It has also been established that indicators of the units themselves that are responsible for control functions (Internal Audit, Legal Compliance, Global Accounting & Information Management, General Secretary and Risks) should have a greater weight than the financial indicators. This is in order to make the staff who are responsible for the control functions more independent with respect to the areas supervised.

Thus, BBVA’s annual variable remuneration combines the employees’ results (financial and non-financial) with those of their Unit, the Area to which they belong and the Group as a whole; and it uses the EVA indicator, which takes into account both present and future risks, and the capital cost incurred to obtain those profits.

2.b) Settlement and payment system for annual variable remuneration

According to the specific settlement and payment system for annual variable remuneration in 2015 that applies to the Identified Staff:

•	The variable remuneration in 2015 for the Identified Staff will be paid in equal proportion, in cash and in BBVA shares.

•	Payment of 40% of the Annual Variable Remuneration –50% in the case of executive directors and members of senior management–, both in cash and in shares, will be deferred. The deferred amount will be paid at the end of the 3-year period and subject to fulfillment of the following multi-year evaluation indicators approved by the Board of Directors for the 3-year deferment period:

TABLE 78: Settlement and payment system for annual variable remuneration

Indicator	Weight

Relative TSR	10%

ROE	10%

Economic Capital/ECaR	30%

Cost of risk	20%

LSCD	30%

The deferred Annual Variable Remuneration may be reduced, and may even be zero, and under no circumstances may the application of the above indicators involve an increase.

•	All the shares that are delivered according to the aforementioned rules may not be used for a period of six months starting from the date of their provision. This retention is applied on the net amount of the shares, after discounting the part necessary to make the tax payment for the shares received. Using the shares delivered which are unavailable and the shares pending delivery for hedging purposes is also prohibited.

•	The deferred parts of the annual variable remuneration in 2015 will be updated as established by the Board of Directors.

•	Lastly, the variable component of the remuneration for a year for the Identified Staff will be limited to a maximum amount of 100% of the fixed component of total remuneration, except for those positions approved by the General Meeting, which may reach up to 200%.

In addition, the parts of the annual variable remuneration that are deferred and pending payment in accordance with the above rules will not be paid to the members of the Identified Staff if one of the following circumstances occurs before the payment date (“malus clauses”):

i. If the beneficiary has not generated the right to annual variable remuneration for the year as a result of the effect on results for the year of transactions accounted for in previous years which generated the right to payment of the annual variable remuneration.

ii. If the beneficiary has been sanctioned for a serious breach of the code of conduct or other applicable internal rules, in particular related to risks.

iii. If the contractual relationship has been terminated, the beneficiaries will only be entitled to receive the deferred amounts under the same terms as if they had continued working in the event of retirement, early retirement, unfair dismissal, declaration of permanent incapacity for employment to any degree, or death, and in the event of termination by mutual agreement, where the situation will be resolved as agreed by the parties.

In addition, if in one year the BBVA Group had negative financial results (presented losses), not including one-off results, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year of the losses, or the deferred amounts that were payable for the year in which the annual accounts reflecting these negative results were approved.

In any event, the variable remuneration shall be paid only if it is sustainable with respect to the BBVA Group’s situation as a whole and if it is justified by its results.

As indicated earlier, the remuneration system described applies to the Identified Staff, which includes the Bank’s executive directors.

Notwithstanding the foregoing, BBVA’s Remuneration Policy for directors makes a distinction between the remuneration system for executive directors and the system applicable to non-executive directors, as set out in the Bank’s Bylaws.

A detailed description of the remuneration system applicable to BBVA’s non-executive directors is included in the Remuneration Policy for BBVA directors, which was approved by the General Meeting, and in the Annual Report on the Remuneration of Directors. As set out in those documents, non-executive directors do not receive variable remuneration; they receive a fixed annual amount in cash for holding the position of director and another for the members of the various Committees, with a greater weight being given to the exercise of the function of chairman of each Committee, and the amount depending on the nature of the functions attributed to each Committee.

In addition, the Bank has a remuneration system for its non-executive directors with deferred delivery of shares, approved by the Annual General Meeting, that also constitutes fixed remuneration. It consists of the annual allocation to those directors, as part of their remuneration, of a number of “theoretical shares” of the Bank that will be effectively delivered, where applicable, on the date of their termination as directors for any cause other than serious breach of their obligations. The annual number of “theoretical shares” to be allocated to each non-executive director will be equivalent to 20% of the total remuneration in cash received by each in the previous year. This is based on the average closing prices of the BBVA share during the 60 trading sessions prior to the dates of the ordinary General Meetings approving the financial statements for each year. The extension of the remuneration system with deferred distribution of shares for executive directors, is submitted to the next Annual General Meeting for approval.

5.4.	Information on the connection between the remuneration of the Identified Staff and the performance of the Group

As specified above, in 2015 the amount of variable remuneration received by BBVA’s Identified Staff has been determined by the following factors:

•	The Group’s financial results.

•	The financial results and strategic projects in each business area.

•	The financial results and the unit’s own indicators (not financial).

•	The individual’s financial and non-financial targets.

The annual variable incentives in 2015 for executive directors has been determined by the Group’s earnings performance, through the following indicators: net attributable profit from ongoing operations, Economic Value Added (EVA) from ongoing operations, Efficiency Ratio, Gross Loss Absorption Capacity (operating income), and customer satisfaction (IReNe), and the assessment of the achievement of the tactical indicators in the case of the CEO and the executive director and Manager of Global Economics, Regulations & Public Affairs (GERPA), approved at the beginning of the year.

The amount of annual variable remuneration has been obtained from the level of fulfillment of the indicators shown, based on the achievement scales approved by the Board of Directors for each indicator. These scales take into account both budgetary fulfillment and the year-on-year variation of the results of each indicator with respect to the results obtained the previous year.

The Net Attributable Profit from ongoing operations has increased by 43.30% in 2015 compared to 2014, and stands above the target set for this indicator at the beginning of the year.

As regards the EVA from ongoing operations, even though its year-on-year performance has been very positive, nearly doubling the figures posted in 2014, the result is below the target set at the beginning of the year. The main reason why the target set for this indicator has not been attained is due basically to two elements. On the one hand, the strong impact of the changes in the exchange rate on the Bank’s balance sheet, with a negative performance, especially in the last months of the year. On the other, the negative variation of the unrealized capital gains as a result of the significant decline in the global markets seen in the last part of 2015.

The Efficiency Ratio and Operating Income indicators show a result close to the target set and an upward trend compared to the results obtained in 2014, which has resulted in an increase of 9.20% in the case of Operating Income.

Similarly, the annual variable incentives of senior management are linked to both the Group’s results and those of their management area.

For the rest of the members of the Identified Staff, the amount of variable remuneration depends on individual performance, results in the Area in which they provide their service, and the Group’s results overall.

In addition, as mentioned earlier, among the “malus clauses” it has been established that if in one year the BBVA Group had negative financial results (presented losses), not including one-off results, the beneficiaries will not receive neither the Annual Variable Remuneration corresponding to the year of the losses, nor the deferred amounts that were payable for the year in which the financial statements reflecting these negative results were approved.

However, any variable remuneration that is pending payment will always be paid, provided that such payment is sustainable in terms of the situation of the BBVA Group as a whole.

5.5.	Description of the criteria used for taking into consideration present and future risks in the remuneration process

As explained above, the remuneration policy for the Identified Staff is aligned with shareholders’ interests and with prudent risk management, and in 2015 includes the following elements:

•	Use of the EVA as a metric for evaluating earnings used as a base to determine annual variable remuneration. EVA considers the level of risk incurred and the cost of capital, measuring the sustained generation of value for shareholders and complying with the principle of prudent risk management.

•	The indicator is based on the level of risk assumed and the cost of capital.

•	EVA takes into consideration the majority of risks assumed through the calculation of Economic Capital at Risk (ECaR).

•	ECaR reflects the minimum level of protection demanded against unexpected future losses by the different types of risk. Thus EVA not only includes the expected losses for the year, but also the risk of future losses.

•	BBVA measures and monitors liquidity risk, which is also taken into account for incentive payments, to the extent that a premium is transferred to the income statements of the business areas that includes the liquidity cost.

•	Payment in shares of 50% of the annual variable remuneration.

•	Deferment clauses, designed to ensure that a substantial part of the variable remuneration (between 40% and 50%) is deferred for a period of 3 years, thus taking into account the economic cycle and business risks.

•	Inclusion of multi-year evaluation indicators for the 3-year deferment period, with achievement scales which, in the event of failing to reach the goals set for each one, may reduce the deferred amount of Annual Variable Remuneration, never increase it, and may even result in the loss of the beneficiary’s entire deferred amount;

•	Obligatory withholding periods of any shares delivered as variable remuneration, so that beneficiaries may not freely dispose of them until six months after their delivery date.

•	Prohibition of hedging.

•	Clauses that prevent or limit the payment of variable remuneration (both deferred remuneration and remuneration corresponding to a year), as a result of both actions involving the individual recipient and the results of the Group as a whole (“malus clauses”).

•	Limitation of the amount of variable remuneration to a percentage of the fixed remuneration.

5.6.	The main parameters and reasons for any component of the possible variable remuneration plans and other non-monetary benefits, specifically, the measures adopted for the members of the Identified Staff who are responsible for control functions

The main parameters and reasons for the components of the variable remuneration plans for the Identified Staff have been set out in other sections of this Report.

As already mentioned, in the case of employees who are responsible for control functions, variable remuneration will depend more firmly on the targets related to their functions, thus making them more independent of the business areas they supervise.

Non-financial indicators have a greater weight than financial indicators in the units that are responsible for control functions (Internal Audit, Legal Compliance, Global Accounting & Information Management, General Secretary and Risks). This is in order to make the staff who are responsible for the control functions more independent with respect to the areas supervised.

5.7.	Ratios between the fixed and variable remuneration of the Identified Staff

One of the general principles of BBVA’s remuneration policy is that fixed remuneration should constitute a relevant amount of total remuneration.

As regards the Identified Staff, and as set out in article 34.g) of Act 10/2014, its remuneration policy establishes that the variable remuneration for these professionals be limited to the amount of their total fixed remuneration, unless the General Meeting decides to increase this limit to twice the total fixed remuneration, as the aforementioned Act envisages.

The General Meeting held in March 2014 approved that the variable component of the annual remuneration for executive directors, senior executives and certain employees who carry out professional activities that may have a material impact on the Bank’s risk profile, or who are responsible for the control functions, may reach up to 200% of the fixed component of total remuneration, in accordance with the Recommendations Report issued by the Board of Directors of BBVA on January 30, 2014. This resolution was approved by the General Meeting with 97.81% of the votes.

Moreover, and as a result of BBVA’s application of the new criteria set out in the European regulation for the identification of the members of the Identified Staff (Regulation 604/2014), which has led to an increase in the number of identified employees in the Group, a new agreement was approved by the 2015 General Meeting for increasing the group of employees who carry out professional activities that may have a material impact on the Group’s risk profile, or who are responsible for the control functions and to whom the highest level of remuneration applies, so that the maximum variable component of the remuneration for a year may reach up to 200% of the fixed component of the total remuneration of those professionals, in accordance with the Recommendations Report issued for this purpose by the Board of Directors on February 3, 2015 and made available to the shareholders from the date of calling the General Meeting. This agreement was approved by the General Meeting with 97.94% of the votes.

5.8.	Quantitative information on the remuneration of the Identified Staff

Below is a breakdown by area of activity of the total remuneration of the Identified Staff received in 2015, whose variable component will be paid according to the settlement and payment scheme established in the above sections. Payment will be complete in 2018, subject to the aforementioned “malus clauses”:

TABLE 79: Remuneration of the Identified Staff in 2015 (I)

Remuneration for Identified Staff in 2015 (1)	Total remuneration 2015
Commercial Banking (2)	106,838
Investment Banking (3)	57,625
Asset Management (4)	8,831
Other (5)	101,606
Total Identified Staff	274,900

(1)	Fixed remuneration received in 2015 and variable remuneration received in 2015
(2)	Includes Retail and Commercial Banking, Corporate Banking and Insurance Activities.
(3)	Includes trading activities.
(4)	Includes Asset Management and Private Banking Activities.
(5)	Other activities, Executive and Non-executive Directors and other members of the Management Committee.

The following table gives aggregate information on the remuneration of the Identified Staff in 2015, broken down by type of employee and senior executive:

TABLE 80: Remuneration of the Identified Staff in 2015 (II)

Remuneration for Identified Staff in 2015 (1)	Executive directors	Non-executive directors	Other senior executives	Rest of Identified Staff	Total for Identified Staff
Total fixed remuneration paid in 2015 (2)	4,534	3,833	11,065	149,287	168,719
Total variable remuneration paid in 2015 (3)	5,563	—	8,978	91,639	106,180
In cash	2,485	—	4,254	48,473	55,213
In shares or related instruments	3,078	—	4,724	43,166	50,968
In other instruments	—	—	—	—	—
Outstanding deferred variable remuneration (4)	4,499	—	6,958	53,161	64,618
Consolidated	—	—	—	—	—
Not Consolidated	4,499	—	6,958	53,161	64,618
In cash	2,250	—	3,478	26,842	32,570
In shares or related instruments	2,250	—	3,480	26,319	32,048
In other instruments	—	—	—	—	—
Deferred remuneration granted and/or paid in 2015 (5)	2,942	—	3,894	22,982	29,818
Amount of explicit ex post performance adjustment applied in the year on remuneration paid in previous years	—	—	—	—	—
Number of beneficiaries	3	12	17	377	409
Number of employees receiving severance pay	—	—	—	19	19
Total severance pay paid in the year	—	—	—	42,574	42,574
Securitized positions	—		—	—	—

(1)	Includes all the positions identified as Identified Staff in 2015. The distribution of the staff in different categories is made taking into account the position performed as of December 31, 2015
(2)	Fixed remuneration, including in cash or in kind remuneration received in 2015. Moreover, In respect of provisions to cover the coverage of death and disability, they have been paid 316 thousand euros in the case of Executive Directors, and 543 thousand euros in the case of other Senior Executives. For the group Rest of Identified Staff this concept is already included in the fixed remuneration.
(3)	Includes the variable remuneration paid in 2015, both the part for 2014 and the deferred and updated part for previous years (one third of the AVR 2011 deferred, one third of the AVR 2012 deferred, one third of the AVR 2013 deferred and one third of the ILP 2010-2011 deferred).
(4)	Includes the deferred variable remuneration for previous years pending payment in 31-DEC-2015 (one third of the AVR 2012, two third of the AVR 2013 and deferred percentage of the AVR 2014).
(5)	Includes the deferred variable remuneration for previous years paid in 2015 (one third of the AVR 2013 deferred, one third of the AVR 2012 deferred, one third of the AVR 2011 deferred and one third of the ILP 2010-2011 deferred, as well as their updates).

Of the total compensation paid, the highest paid to a single member amounts to €7,944 thousand. Moreover, this beneficiary has been paid the equivalent of the amounts that the Group had provisioned to meet its contractual pension obligations for the amount of €11,458 thousand.

The annual variable remuneration of the members of the Identified Staff for 2015 was determined at the close of that year.

In accordance with the settlement and payment system established for the Identified Staff’s Annual Variable Remuneration in 2015, a percentage of the annual variable remuneration for 2014 will be paid in 2016 (50% in the case of executive directors and members of the Management Committee and 60% in all other cases), with the rest being deferred to be paid in 2019, subject to the multi-year indicators described in the above sections. This results in the following amounts:

TABLE 81: Remuneration of the Identified Staff in 2015 (III)

Remuneration for Identified Staff corresponding to 2015 (1)	Executive directors	Non-executive directors	Other senior executives	Rest of Identified Staff	Total for Identified Staff
Amount of variable remuneration corresponding to 2015 received in 2014	3,051	0	6,950	60,269	70,270
In cash	1,526	0	3,475	30,135	35,135
In shares or related instruments	1,526	0	3,475	30,135	35,135
In other instruments	0	0	0	0	0
Amount of variable remuneration corresponding to 2015 that has been deferred (2)	3,051	0	6,950	40,292	50,293
In cash	1,526	0	3,475	20,146	25,146
In shares or related instruments	1,526	0	3,475	20,146	25,146
In other instruments	0	0	0	0	0
Number of beneficiaries	3	12	17	377	409

(1)	Includes all the positions identified as Identified Staff in 2015. The distribution of the staff in different categories is made taking into account the position performed as of December 31, 2015
(2)	Includes the amount corresponding to the deferred percentage of the RVA 2015 Variable remuneration best estimates included for Chile and Bolivia, where final ammounts have not been yet determined by the date of this report.

The number of employees receiving remuneration of 1 million euros or more is as follows:

TABLE 82: Number of people with total remuneration in excess of €1 million in 2015

Total remuneration in 2015 (1)	Number of people
Betwen 5 million and 6 million euros	1
Betwen 4,5 million and 5 million euros	0
Betwen 4 million and 4,5 million euros	0
Betwen 3,5 million and 4 million euros	2
Betwen 3 million and 3,5 million euros	1
Betwen 2,5 million and 3 million euros	2
Betwen 2 million and 2,5 million euros	3
Betwen 1,5 million and 2 million euros	10
Betwen 1 million and 1,5 million euros	39

(1)	Sum of the fixed remuneration for 2015 and the variable remuneration generated in 2015 Variable remuneration estimates included for Chile and Bolivia

3. Subsequent events

Following the fiscal year closure, a resolution referring to the issue of debentures convertible into ordinary BBVA shares with exclusion of first refusal rights was submitted to the Board of Directors for approval as provided for under the capacity delegated thereto by the General Meeting of Shareholders of the Company held on March 16, 2012 in item five of the agenda thereof.

This agreement was approved at the Board of Directors meeting held on February 2, 2016. For the purpose of articles 414, 417 and 511 of the Corporations Act, the mandatory directors report was issued, explaining the conversion bases and methods and justifying the proposed abolition of the pre-emptive subscription right, which was accompanied by a report by an auditor other than the Company’s auditor, appointed for that purpose by the Business Registry.

The payment of the interim dividend approved on December 22, 2015 was made on January 12, 2016.

Annexes

Summary Table Annexes I to IV

Type of company according to annex	Consolidated Cost (Million of euros)
Insurance companies with a stake of more than 10% that are not consolidated at solvency level (Annex I)	3,949
Financial institutions with a stake of more than 10% that are not consolidated at solvency level (Annex I)	203
Rest of companies that are consolidated at accounting level but not at solvency level (Annex II)	484
Rest of companies that are not consolidated at accounting or solvency level (Annex III)	517

TOTAL	5,154

Type of company according to annex	Consolidated Cost (Million of euros)
Rest of companies that are not consolidated at accounting level but are consolidated at solvency level (Annex IV)	202

TOTAL	202

Annex I: Insurance companies with a stake of more than 10% that are not consolidated according to the solvency criterion

Insurance stake >10%	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
BBVA SEGUROS COLOMBIA, S.A.	G - Full consolidation	E - Equity method	Insurance	28,341
BBVA SEGUROS VIDA COLOMBIA, S.A.	G - Full consolidation	E - Equity method	Insurance	98,969
SEGUROS PROVINCIAL, C.A.	G - Full consolidation	E - Equity method	Insurance	7,991
BBVA SEGUROS, S.A.	G - Full consolidation	E - Equity method	Insurance	2,023,865
BBVA CONSOLIDAR SEGUROS, S.A.	G - Full consolidation	E - Equity method	Insurance	32,696
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V	G - Full consolidation	E - Equity method	Insurance	19,895
BBVA RE LIMITED	G - Full consolidation	E - Equity method	Insurance	57,762
CESCE	N - Not Consolidated	N - Not Consolidated	Insurance	—
BBVA SEGUROS DE VIDA, S.A.	G - Full consolidation	E - Equity method	Insurance	63,103
PENSIONES BANCOMER,S.A. DE C.V.	G - Full consolidation	E - Equity method	Insurance	201,366
SEGUROS BANCOMER, S.A. DE C.V.	G - Full consolidation	E - Equity method	Insurance	610,959
BBVA SEGUROS GENERALES SA	G - Full consolidation	E - Equity method	Insurance	4,039
GARANTI EMEKLILIK VE HAYAT AS	G - Full consolidation	E - Equity method	Insurance	285,468
CATALUNYACAIXA VIDA, SA	G - Full consolidation	E - Equity method	Insurance	463,698
CATALUNYACAIXA ASSEGURANCES GENERALS, SA	G - Full consolidation	E - Equity method	Insurance	51,180

TOTAL				3,949,332

Financial institutions with a stake of more than 10% that are not consolidated according to the solvency criterion

Financial institutions stake > 10%	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
COFIDES	E - Equity method	E - Equity method	Financial	17,159
IMER-OTC SA - SERV. DE INFRAESTR.MDO OTC	N - Not Consolidated	N - Not Consolidated	Financial	—
BOLSA ELECT.VALORES	N - Not Consolidated	N - Not Consolidated	Financial	—
DECEVAL, S.A.	N - Not Consolidated	N - Not Consolidated	Financial	—
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	E - Equity method	E - Equity method	Financial	6,939
INTERBANKING,S.A.	N - Not Consolidated	N - Not Consolidated	Financial	—
ACH 4G	N - Not Consolidated	N - Not Consolidated	Financial	—
TELEFONICA FACTORING ESPAÑA, S.A.	E - Equity method	E - Equity method	Financial	4,122
TRANSBANK, S.A.	N - Not Consolidated	N - Not Consolidated	Financial	—
SPI	N - Not Consolidated	N - Not Consolidated	Financial	—
ROMBO COMPAÑIA FINANCIERA, S.A.	E - Equity method	E - Equity method	Financial	18,254
TELEFONICA FACTORING MEXICO, S.A. DE C.V	E - Equity method	E - Equity method	Financial	762
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	G - Full consolidation	E - Equity method	Financial	29
Cons.Int.Aseg.Cdto. - CIAC	N - Not Consolidated	N - Not Consolidated	Financial	—
BRUNARA	E - Equity method	E - Equity method	Financial	53,617
CAJA EMISIONES	E - Equity method	E - Equity method	Financial	19
PROMOT.BOLSA DE BILBAO	N - Not Consolidated	N - Not Consolidated	Financial	—
TF PERU SAC	E - Equity method	E - Equity method	Financial	1,047
TELEFONICA FACTORING DO BRASIL	N - Not Consolidated	N - Not Consolidated	Financial	—
COMPASS INVESTMENTS, INC.	G - Full consolidation	E - Equity method	Financial	2
COMPASS CUSTODIAL SERVICES, INC.	G - Full consolidation	E - Equity method	Financial	1
SERVIRED SDAD ESPAÑOL. MED.PAGO, S.A	E - Equity method	E - Equity method	Financial	92,093
TELEFONICA FACTORING CHILE, S.A.	E - Equity method	E - Equity method	Financial	335
REDBANC, S.A.(URUGUAY)	E - Equity method	E - Equity method	Financial	187
SD.ADMINISTRAD. FDOS.CESANTIA CHILE II	E - Equity method	E - Equity method	Financial	8,648
INNOVA 31, S.C.R., SA	E - Equity method	E - Equity method	Financial	1
AZUL HOLDING SCA	N - Not Consolidated	N - Not Consolidated	Financial	—
AZUL MANAGEMENT SARL	N - Not Consolidated	N - Not Consolidated	Financial	—
BANKALARARASI KART MERKEZI A.S.	N - Not Consolidated	N - Not Consolidated	Financial	—
CELERIS S.F., SA	N - Not Consolidated	N - Not Consolidated	Financial	—
FINAVES III NUEVAS INVERSIONES,S.A.	N - Not Consolidated	N - Not Consolidated	Financial	—
BUMARI, S.L.	N - Not Consolidated	N - Not Consolidated	Financial	—
SOCIETAT CATALANA INVERSIO COOP. SCR	N - Not Consolidated	N - Not Consolidated	Financial	—
TRANS UNION DE MEXICO	N - Not Consolidated	N - Not Consolidated	Financial	—

TOTAL				203,215

Annex II: Other Companies that are consolidated according to accounting criteria but not according the solvency criterion

Company	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
BBVA AUTORENTING, SA(EX-FINANZIA AUTOR.)	G - Full consolidation	E - Equity method	090 -SERVICES	32,804
BBVA NOMINEES, LTD.	G - Full consolidation	E - Equity method	090 - SERVICES	—
PRO-SALUD, C.A.	G - Full consolidation	E - Equity method	090 - SERVICES	—
INVERSIONES P.H.R.4, C.A.	G - Full consolidation	E - Equity method	060 -REAL ESTATE	—
INVERSIONES ALDAMA, C.A.	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
BBVA CONSULTORIA, S.A.	G - Full consolidation	E - Equity method	090 - SERVICES	4,801
BBVA SERVICIOS, S.A.	G - Full consolidation	E - Equity method	020 - COMMERCIAL	842
PROMOTORA DE RECURSOS AGRARIOS, S.A.	G - Full consolidation	E - Equity method	020 - COMMERCIAL	—
EL ENCINAR METROPOLITANO, S.A.	G - Full consolidation	E - Equity method	060 - REAL ESTATE	10,005
ANIDA PROYECTOS INMOBILIARIOS, S.A. C.V.	G - Full consolidation	E - Equity method	060 - REAL ESTATE	110,689
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C	G - Full consolidation	E - Equity method	090 - SERVICES	1,765
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	G - Full consolidation	E - Equity method	070 - INSURANCE	730
MULTIASISTENCIA OPERADORA S.A. DE C.V.	G - Full consolidation	E - Equity method	070 - INSURANCE	44
TEXTIL TEXTURA, S.L.	G - Full consolidation	E - Equity method	020 - COMMERCIAL	8,080
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE	G - Full consolidation	E - Equity method	060 - REAL ESTATE	481
COINMODA- COMPLEMENTOS INNOVACIÓN Y MODA	G - Full consolidation	E - Equity method	020 - COMMERCIAL	26,806
FIDEIC. HARES BBVA BANCOMER F/47997-2	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
BAHIA SUR RESORT, S.C.	G- Full consolidation	E - Equity method	060 - REAL ESTATE	1,422
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	G - Full consolidation	E - Equity method	060 - REAL ESTATE	48,517
SERVICIOS CORPORATIVOS DE SEGUROS, S.A.	G - Full consolidation	E - Equity method	090 - SERVICES	3,951
DISTRITO CASTELLANA NORTE SA (EX DUCH SA	G - Full consolidation	E - Equity method	060 - REAL ESTATE	68,019
GOBERNALIA GLOBAL NET, S.A.	G - Full consolidation	E - Equity method	090 - SERVICES	7,479
FUTURO FAMILIAR, S.A. DE C.V.	G - Full consolidation	E - Equity method	090 - SERVICES	1,587
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	G - Full consolidation	E - Equity method	090 - SERVICES	—
URBANIZADORA SANT LLORENC, S.A.	G - Full consolidation	E - Equity method	060 - REAL ESTATE	65
MULTIASISTENCIA, S.A. DE C.V.	G - Full consolidation	E - Equity method	070 - INSURANCE	29,214
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	G - Full consolidation	E - Equity method	060 - REAL ESTATE	6,595
BBVA SAAG(SOLUC.AV.AS.GES)-TUGESTIONLINE	G - Full consolidation	E - Equity method	090 - SERVICES	—
IMOBILIARIA DUQUE DE AVILA, S.A.	G - Full consolidation	E - Equity method	060 - REAL ESTATE	10,559
SERVICIOS TECNOLOG.SINGUL. ( SERVITECSA)	G - Full consolidation	E - Equity method	090 - SERVICES	923
SOLIUM MEXICO, S.A. DE C.V.	G - Full consolidation	E - Equity method	090 - SERVICES	725
COPROMED S.A. DE C.V.	G - Full consolidation	E - Equity method	090 - SERVICES	23
SOLIUM OPERADORA, S.A. DE C.V.	G - Full consolidation	E - Equity method	090 - SERVICES	—
INMESP DESARROLLADORA, S.A. DE C.V.	G - Full consolidation	E - Equity method	060 - REAL ESTATE	38,858
CONSORCIO DE CASAS MEXICANAS, SAPI DE CV	G - Full consolidation	E - Equity method	060 - REAL ESTATE	501
F/403035 - 9 BBVA HORIZONTES RESIDENCIAL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	19
F/253863 EL DESEO RESIDENCIAL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
MADIVA SOLUCIONES SL	G - Full consolidation	E - Equity method	090 - SERVICES	9,397
ARRAHONA GARRAF SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
CATALÒNIA GEBIRA, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
GARRAF MEDITERRANIA SA	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
HABITATGES INVERVIC, S.L.	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
HABITATGES JUVIPRO, S.L.	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
BBVA VIDA S.A.DE SEGUROS Y REASEGUROS	G - Full consolidation	E - Equity method	070 - INSURANCE	—
MOTORACTIVE MULTISERVICES SRL	G - Full consolidation	E - Equity method	090 - SERVICES	346
GARANTI FILO YONETIM HIZMETLERI A.S.	G - Full consolidation	E - Equity method	090 - SERVICES	23,177
INPAU, SA	G - Full consolidation	E - Equity method	060 - REAL ESTATE	5,223
FODECOR, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
CERBAT, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	24,838
PROCAMVASA, SA	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
S.B.D. NORD, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
PUERTO CIUDAD LAS PALMAS, SA	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
PROVIURE, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
CLUB GOLF HACIENDA EL ALAMO, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	315
AREA TRES PROCAM, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	29
JALE PROCAM, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
PROVIURE CIUTAT DE LLEIDA, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	167
PROVIURE BARCELONA, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	333
PROVIURE PARC D’HABITATGES, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	558
CONJUNT RESIDENCIAL FREIXA, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
HABITAT ZENTRUM, SL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	—
GARANTI KULTUR AS	G - Full consolidation	E - Equity method	090 - SERVICES	510
TRIFOI REAL ESTATE SRL	G - Full consolidation	E - Equity method	060 - REAL ESTATE	880
UNITARIA GESTION DE PATRIMONIOS INMOBILI	G - Full consolidation	E - Equity method	060 - REAL ESTATE	2,692

TOTAL				483,969

Annex III: Other Companies that are not consolidated according to accounting and solvency criteria

Company	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
ALMAGRARIO, S.A.	E - Equity method	E - Equity method	090 - SERVICES	—
SISTARBANC S.R.L.	E - Equity method	E - Equity method	080 - FINANCIAL	245
FIDEIC.F/403112 - 6 ADMON DOS LAGOS	E - Equity method	E - Equity method	060 - REAL ESTATE	—
CAMARATE GOLF, S.A.	E - Equity method	E - Equity method	060 - REAL ESTATE	1,582
LAS PEDRAZAS GOLF,SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
AUREA, S.A.	E - Equity method	E - Equity method	060 - REAL ESTATE	4,553
PARQUE REFORMA SANTA FE, S.A. de C.V.	E - Equity method	E - Equity method	060 - REAL ESTATE	531
REAL ESTATE DEAL II	E - Equity method	E - Equity method	170 -INVESTMENT COMPANIES	4,651
I+D MEXICO, S.A.DE C.V.	E - Equity method	E - Equity method	090 - SERVICES	12,988
FIDEIC. F/402770 - 2 ALAMAR	E - Equity method	E - Equity method	060 - REAL ESTATE	—
FIDEIC. F 404015 - 0 BBVA BANCOM LOMAS III	E - Equity method	E - Equity method	060 - REAL ESTATE	—
FIDEICOMISO SCOTIABANK F100322742	E - Equity method	E - Equity method	060 - REAL ESTATE	—
FIDEIC F 403853 5 BBVA BANCOM SER.ZIBATA	E - Equity method	E - Equity method	060 - REAL ESTATE	2,952
CORPORATIVO VITAMEDICA, S.A. DE C.V.	E - Equity method	E - Equity method	090 - SERVICES	2
OPERADORA ZIBATA S. DE R.L. DE C.V.	E - Equity method	E - Equity method	090 - SERVICES	318
SERVICIOS VITAMEDICA, S.A. DE C.V.	E - Equity method	E - Equity method	090 - SERVICES	105
FERROMOVIL 3000, S.L.	E - Equity method	E - Equity method	090 - SERVICES	4,400
FERROMOVIL 9000, S.L.	E - Equity method	E - Equity method	090 - SERVICES	3,381
LA ESMERALDA DESARROLLOS, S.L.	E - Equity method	E - Equity method	060 - REAL ESTATE	—
OCCIDENTAL HOTELES MANAGEMENT, S.L.	E - Equity method	E - Equity method	090 - SERVICES	—
VITAMEDICA S.A. DE C.V.	E - Equity method	E - Equity method	070 - INSURANCE	—
FIDEICOM F/70191 - 2 LOMAS ANGELOPOLIS II	E - Equity method	E - Equity method	060 - REAL ESTATE	—
IRB RIESGO OPERACIONAL, S.L.	E - Equity method	E - Equity method	090 - SERVICES	408
JARDINES DEL RUBIN, S.A.	E - Equity method	E - Equity method	060 - REAL ESTATE	837
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A.	E - Equity method	E - Equity method	090 - SERVICES	6,563
ECUALITY E - COMMERCE QUALITY, S.A.S.P.	E - Equity method	E - Equity method	020 - COMMERCIAL	1
ADQUIRA MEXICO, S.A. DE C.V.	E - Equity method	E - Equity method	020 - COMMERCIAL	1,936
CITIC INTERN.FINANCIAL HOLDINGS LTD CIFH	E - Equity method	E - Equity method	010 - PORTFOLIO	—
ADQUIRA ESPAÑA, S.A.	E - Equity method	E - Equity method	020 - COMMERCIAL	2,709
CORPORACION SUICHE 7B, C.A	E - Equity method	E - Equity method	080 - FINANCIAL	17
CAJA VENEZOLANA DE VALORES, S.A.	E - Equity method	E - Equity method	080 - FINANCIAL	16
TELEFONICA FACTORING COLOMBIA, S.A.	E - Equity method	E - Equity method	080 - FINANCIAL	277
GUP GESTION UNIFICADA DE PROYECTOS, S.A.	E - Equity method	E - Equity method	090 - SERVICES	—
METROVACESA	E - Equity method	E - Equity method	060 - REAL ESTATE	351,255
P.R.ALBIRSA, S.L.	E - Equity method	E - Equity method	060 - REAL ESTATE	96
OPERADORA DOS LAGOS S.A. DE C.V.	E - Equity method	E - Equity method	090 - SERVICES	47
OPERADORA ALAMAR SA DE CV	E - Equity method	E - Equity method	090 - SERVICES	29
OPERADORA MIRASIERRA, S.A. DE C.V.	E - Equity method	E - Equity method	090 - SERVICES	—
TENEDORA VEHICULOS, S.A. - TENEVESA	E - Equity method	E - Equity method	090 - SERVICES	406
OPERADORA HITO URBANO, S.A.DE C.V.	E - Equity method	E - Equity method	090 - SERVICES	95
ALTITUDE SOFTWARE SGPS, S.A.	E - Equity method	E - Equity method	090 - SERVICES	8,323
CABAL URUGUAY, S.A.	E - Equity method	E - Equity method	080 - FINANCIAL	158
FIDEICOMISO 1729 INVEX ENAJENACION DE CA	E - Equity method	E - Equity method	050 - SPECIAL- PURPOSE REAL - ESTATE COMPANIES	65,721
VITAMEDICA ADMINISTRADORA	E - Equity method	E - Equity method	090 - SERVICES	576
CANCUN SUN & GOLF COUNTRY CLUB, SAPI CV	E - Equity method	E - Equity method	060 - REAL ESTATE	- 5,236
BATEC MOBILITY, S.L.	E - Equity method	E - Equity method	090 - SERVICES	475
F/100322908 FID. DOS LAGOS(SCOTIAB.INV.)	E - Equity method	E - Equity method	060 - REAL ESTATE	680
FIDEICOMISO DE ADMON 2038 - 6	E - Equity method	E - Equity method	060 - REAL ESTATE	—
DESARROLLOS METROPOLITANOS DEL SUR SL	E - Equity method	E - Equity method	060 - REAL ESTATE	11,327
FIDEICOMISO F/00185 FIMPE	E - Equity method	E - Equity method	080 - FINANCIAL	6,346
BH CFC - BANK OF HANGZHOU CONSUMER FINANCE	E - Equity method	E - Equity method	000 - BANKING	21,249
AXIACOM - CRI	E - Equity method	E - Equity method	060 - REAL ESTATE	1
BALMA HABITAT S.L.	E - Equity method	E - Equity method	060 - REAL ESTATE	1
DOBIMUS SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
FRIGEL, S.L	E - Equity method	E - Equity method	090 - SERVICES	—
HABITATGES CIMIPRO, S.L.	E - Equity method	E - Equity method	060 - REAL ESTATE	1
HABITATGES FINVER, S.L.	E - Equity method	E - Equity method	060 - REAL ESTATE	—
HABITATGES LLULL, S.L.	E - Equity method	E - Equity method	060 - REAL ESTATE	1
NOVA LLAR SANT JOAN SA	E - Equity method	E - Equity method	060 - REAL ESTATE	—
NUCLI, SA	E - Equity method	E - Equity method	060 - REAL ESTATE	—
PROBIS AIGUAVIVA SL (EN LIQ.)	E - Equity method	E - Equity method	060 - REAL ESTATE	—
PROMOCIONS CAN CATÀ SL	E - Equity method	E - Equity method	060 - REAL ESTATE	1
RESIDENCIAL PEDRALBES - CARRERAS, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	15
RESIDENCIAL SARRIA - BONANOVA SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
SABADELL CEAR, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
SDB CREIXENT, SA	E - Equity method	E - Equity method	060 - REAL ESTATE	—
SOLARVOLAR S.L.	E - Equity method	E - Equity method	060 - REAL ESTATE	—
VIC CONVENT, S.L.	E - Equity method	E - Equity method	060 - REAL ESTATE	33
OSONA CIPSA S.L.	E - Equity method	E - Equity method	060 - REAL ESTATE	—
LANDOMUS, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	1
NOU MAPRO, SA	E - Equity method	E - Equity method	060 - REAL ESTATE	—
PROVICAT SANT ANDREU, SA	E - Equity method	E - Equity method	060 - REAL ESTATE	1
INMOBILIARIA MONTE BOADILLA, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
EUGESA PROCAM, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	1
ESPAIS CATALUNYA INV. IMMOB., SL	E - Equity method	E - Equity method	060 - REAL ESTATE	6
NOVA TERRASSA 30, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	1
PROMOCIONS TERRES CAVADES, SA	E - Equity method	E - Equity method	060 - REAL ESTATE	—
PROMOCIONES MIES DEL VALLE, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
ESPAIS CERDANYOLA, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
SANYRES SUR, SL	E - Equity method	E - Equity method	090 - SERVICES	—
CENTROS RESIDENCIALES SANYRES SUR, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
ALZAMBRA SANYRES, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
PROMAR 21, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
PARQUE EOLICO LOS PEDREROS, SL	E - Equity method	E - Equity method	040 - INDUSTRIAL	—
S.C.I. MAGNAN SAINT PHILIPPE	E - Equity method	E - Equity method	060 - REAL ESTATE	—
TEIN CENTRO TECNOLOGICO DEL PLASTICO, SL	E - Equity method	E - Equity method	090 - SERVICES	1
PROVIURE CZF, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	9
EURO LENDERT, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
INICIATIVAS EOLICAS CASTELLANAS, SA	E - Equity method	E - Equity method	040 - INDUSTRIAL	—
UNION SANYRES, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
SANIDAD Y RESIDENCIAS 21, SA	E - Equity method	E - Equity method	090 - SERVICES	—
PARC EOLIC COLL DEL MORO, SL	E - Equity method	E - Equity method	040 - INDUSTRIAL	—
PARC EOLIC DE TORRE MADRINA, SL	E - Equity method	E - Equity method	040 - INDUSTRIAL	—
PARC EOLIC DE VILALBA DELS ARCS, SL	E - Equity method	E - Equity method	040 - INDUSTRIAL	—
VERTIX PROCAM PATRIMONIAL, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	1
CAPASATUS, S.L	E - Equity method	E - Equity method	060 - REAL ESTATE	—
SARDENYA CENTRE, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
TAGE CENTRE PROMOCIONS IMMOBILIARIES, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
FACTOR HABAST, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
CRUILLA CENTRE, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
HARMONIA BADALONA, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
IMMOCENTRE 3000, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
VISOREN CENTRE, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
KUARS CENTRE, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	1
SENDERAN GESTION DE ACTIVOS, S.L.	E - Equity method	E - Equity method	060 - REAL ESTATE	—
EUROESPAI 2000, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
L’ERA DE VIC, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
OLESA BLAVA, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
AMBIT D’EQUIPAMENTS, SA	E - Equity method	E - Equity method	060 - REAL ESTATE	—
HARMONIA PLA DE PONENT, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
IMPULS LLOGUER, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
PROVIURE CZF PARC D’HABITATGES, SL	E - Equity method	E - Equity method	060 - REAL ESTATE	—
AMAEF—AGRUPACION DE LA MEDIACION ASEGU	E - Equity method	E - Equity method	090 - SERVICES	—
NAVIERA ELECTRA, AIE	E - Equity method	E - Equity method	090 - SERVICES	—
NAVIERA CABO ESTAY, AIE	E - Equity method	E - Equity method	090 - SERVICES	—
SEGURIDAD Y PROTECCION BANCARIAS, S.A. D	E - Equity method	E - Equity method	090 - SERVICES	804
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE	E - Equity method	E - Equity method	090 - SERVICES	6,328
SERVICIOS ON LINE USUARIOS MULT (SOLIUM)	E - Equity method	E - Equity method	090 - SERVICES	—

TOTAL				517,226

Annex IV: Other Companies that are not consolidated according to accounting criteria but are consolidated according the solvency criterion

Company	Accounting Circular	Solvency Circular	Activity	Consolidated Cost
INVERSIONES PLATCO, C.A.	E - Equity method	P - Proportional consolidation	080 - FINANCIAL	2,985
CORPORACION IBV PARTICIPACIONES EMPRESAR	E - Equity method	P - Proportional consolidation	010 - PORTFOLIO	156,968
ALTURA MARKETS, S.V., S.A.	E - Equity method	P - Proportional consolidation	100 - SECURITIES FIRMS	19,961
ATCA, AIE	E - Equity method	P - Proportional consolidation	090 - SERVICES	—
DESARROLLOS CATALANES DEL VIENTO, SL	E - Equity method	P - Proportional consolidation	010 - PORTFOLIO	—
OCYCANDEY 2006, SL	E - Equity method	P - Proportional consolidation	010 - PORTFOLIO	—
PSA FINANCE ARGENTINA COMPAÑIA FINANCIER	E - Equity method	P - Proportional consolidation	000 - BANKING	22,527

TOTAL				202,441

Note: The zero balances correspond to companies whose holding value is equal to zero, as well as companies that are not consolidated.

Annex V: Template with information on temporary capital

Template with information on temporary capital	31/12/2015 Phase-in (1)	Transitional adjustments (2)	31/12/2015 Fully-loaded (3)=(1)+(2)
1. Capital instruments and the related share premium accounts	27,112		27,112
of which: Own shares	27,112		27,112
of which: Instrument type 2	—		—
of which: Instrument type 3	—		—
2. Retained earnings	21,022		21,022
3. Accumulated other comprehensive income (and any other reserves)	(1,904)		(1,904)
3.a. Funds for general banking risk	—		—
4. Amount of qualifying items referred to in Article 484(3) and the related share premium accounts subject to phase out from CET1	—		—
5. Minority interests (amount allowed in consolidated CET1)	7,143	(1,308)	5,835
5.a. Independently reviewed interim profits net of any foreseeable charge or dividend	1,456		1,456
6. Common Equity Tier 1 (CET1) capital before regulatory adjustments	54,829	(1,308)	53,521
Common Equity Tier 1 (CET1) capital: regulatory adjustments			—
7. Additional value adjustments (negative amount)	(195)	—	(195)
8. Intangible assets (net of related tax liability) (negative amount)	(3,902)	(5,848)	(9,750)
9. Empty set in the EU	—		—
10. Deferred tax assets that rely on future profitability excluding those arising from temporary difference (net of related tax liability where the conditions in Article 38(3) are met) (negative amount)	(75)	(874)	(949)
11. Fair value reserves related to gains or losses on cash flow hedges	—		—
12. Negative amounts resulting from the calculation of expected loss amounts (equity)	(31)		(31)
13. Any increase in equity that results from securitised assets (negative amount)	—		—
14. Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(136)		(136)
15. Defined-benefit pension fund assets (negative amount)	—		—
16. Direct and indirect holdings by an institution of own CET1 instruments (negative amount)	(511)	(225)	(736)

17. Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—		—

18. Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—		—
19. Direct, indirect and synthetic holdings of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—	—	—
20. Empty set in the EU	—		—
20.a Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	(89)		(89)
20.b. of which: qualifying holdings outside the financial sector (negative amount)	—		—
20.c of which: securitisation positions (negative amount)	(89)		(89)
20.d of which: free deliveries (negative amount)	—		—
21. Deferred tax assets arising from temporary difference (amount above 10 % threshold , net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	—		—
22. Amount exceeding the 15% threshold (negative amount)	—		—
23. of which: direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	—	(170)	(170)
24. Empty set in the EU	—		—
25. of which: deferred tax assets arising from temporary difference	—	(111)	(111)
25.a Losses for the current financial year (negative amount)	—		—
25.b Foreseeable tax charges relating to CET1 items (negative amount)	—		—
26. Regulatory adjustments applied to Common Equity Tier 1 in respect of amounts subject to pre-CRR treatment	(788)	788	—
26.a Regulatory adjustments relating to unrealised gains and losses pursuant to Articles 467 and 468	(788)	788	—
26.b Amount to be deducted from or added to Common Equity Tier 1 capital with regard to additional filters and deductions required pre CRR	—		—
27. Qualifying AT1 deductions that exceeds the AT1 capital of the institution (negative amount)	(549)	549	—

28. Total regulatory adjustments to Common Equity Tier 1 (CET1)	(6,275)	(5,891)	(12,166)
29. Common Equity Tier 1 (CET1) capital	48,554	(7,198)	41,356
Additional Tier 1 (AT1) capital: instruments			—
30. Capital instruments and the related share premium accounts	4,439		4,439
31. of which: classified as equity under applicable accounting standards	—		—
32. of which: classified as liabilities under applicable accounting standards	4,439		4,439
33. Amount of qualifying items referred to in Article 484(4) and the related share premium accounts subject to phase out from AT1	863	(863)	—
34. Qualifying Tier 1 capital included in consolidated AT1 capital (including minority interest not included in row 5) issued by subsidiaries and held by third parties	—		—
35. of which: instruments issued by subsidiaries subject to phase-out	—		—
36. Additional Tier 1 (AT1) capital before regulatory adjustments	5,302	(863)	4,439
Additional Tier 1 (AT1) capital: regulatory adjustments			—
37. Direct and indirect holdings by an institution of own AT1 instruments (negative amount)	—		—
38. Holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	—		—
39. Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—		—
40. Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	—		—
41. Regulatory adjustments applied to Additional Tier 1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in Regulation (EU) No 585/2013 (ie. CRR residual amounts)	(5,302)	5,964	662
41.a.Residual amounts deducted from Additional Tier 1 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to article 472 of Regulation (EU) No 575/2013	(5,302)	5,964	662
41.b Residual amounts deducted from Additional Tier 1 capital with regard to deduction from Tier 2 capital during the transitional period pursuant to article 475 of Regulation (EU) No 575/2013	—		—

41.c Amounts to be deducted from added to Additional Tier 1 capital with regard to additional filters and deductions required pre- CRR	—		—
42 Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	—		—
43 Total regulatory adjustments to Additional Tier 1 (AT1) capital	(5,302)	5,964	662
44 Additional Tier 1 (AT1) capital	—	5,101	5,101
45 Tier 1 capital (T1 = CET1 + AT1)	48,554	(2,100)	46,456
Tier 2 (T2) capital: instruments and provisions			—
46. Capital instruments and the related share premium accounts	2,005	—	2,005
47. Amount of qualifying items referred to in Article 484(5) and the related share premium accounts subject to phase out from T2	429	(429)	—
48. Qualifying own funds instruments included in consolidated T2 capital (including minority interest and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third party	5,716	(99)	5,617
49. of which: instruments issued by subsidiaries subject to phase-out	(99)	99	—
50. Credit risk adjustments	3,496		3,496
51. Tier 2 (T2) capital before regulatory adjustment	11,646	(528)	11,118
Tier 2 (T2) capital: regulatory adjustments			—
52. Direct and indirect holdings by an institution of own T2 instruments and subordinated loans (negative amount)	—		—
53. Direct and indirect holdings by an institution of own T2 instruments and subordinated loans (negative amount)	—		—
54. Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)	—		—
54.a Of which new holdings not subject to transitional arrangements	—		—
54.b Of which holdings existing before 1 January 2013 and subject to transitional arrangements	—		—

55. Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amounts)	—		—
56. Regulatory adjustments applied to tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in Regulation (EU) No 575/2013 (i.e. CRR residual amounts)	—		—
56.a Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to article 472 of Regulation (EU) No 575/2013	—		—
56.b Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to article 475 of Regulation (EU) No 575/2013	—		—
56.c Amounts to be deducted from or added to Tier 2 capital with regard to additional filters and deductions required pre- CRR	—		—
57 Total regulatory adjustments to Tier 2 (T2) capital	—	—	—
58. Tier 2 (T2) capital	11,646	(528)	11,118
59. Total capital (TC = T1 + T2)	60,200	(2,628)	57,576
59.a Risk weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in Regulation (EU) No 575/2013 (i.e. CRR residual amount)	—		—
60 Total risk-weighted assets	401,285	(1,283)	400,002
61. Common Equity Tier 1 (as a percentage of total risk exposure amount
62. Tier 1 (as a percentage of total risk exposure amount
63. Total capital (as a percentage of total risk exposure amount
64. Institution specific buffer requirement (CET1 requirement in accordance with article 92(1) (a) plus capital conservation and countercyclical buffer requirements plus a systemic risk buffer, plus systemically important institution buffer expressed as a percentage of total risk exposure amount)	—		—
65. of which: capital conservation buffer requirement	—		—
66. of which: countercyclical buffer requirement	—		—
67. of which: systemic risk buffer requirement	—		—

67.a. of which: Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer	—		—
68. Common Equity Tier 1 available to meet buffers (as a percentage of risk exposure amount)	—		—
Amounts below the thresholds for deduction (before risk-weighting)			—
72. Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions	2,935		2,935
73. Direct and indirect holdings of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10% threshold and net of eligible short positions	3,928		3,928
74. Empty set in the EU	—		—
75. Deferred tax assets arising from temporary difference (amount below 10 % threshold , net of related tax liability where the conditions in Article 38 (3) are met)	2,812	(258)	2,554
Applicable caps on the inclusion of provisions in Tier 2	—		—
76. Credit risk adjustments included in T2 in respect of exposures subject to standardised approach (prior to the application of the cap)	—		—
77. Cap on inclusion of credit risk adjustments in T2 under standardised approach	—		—
78. Credit risk adjustments included in T2 in respect of exposures subject to internal rating-based approach (prior to the application of the cap)	—		—
79. Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	—		—
80. Current cap on CET1 instruments subject to phase-out arrangements	—		—
81. Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)	—		—
82. Current cap on AT1 instruments subject to phase-out arrangements	—		—
83. Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	—		—
84. Current cap on T2 instruments subject to phase-out arrangements	—		—
85. Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	—		—

Annex VI. Template with information on the characteristics of the main capital instruments

Capital instruments main features template
1. Issuer	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA	BBVA International Preferred SA Unipersonal	BBVA International Preferred SA Unipersonal	BBVA International Preferred SA Unipersonal	CaixaSabadell Preferents S.A. Sociedad Unipersonal	Caixa Terrassa Societat de Participacions Preferents, S.A. Unipersonal	BBVA International Preferred SA Unipersonal
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	XS0926832907	XS1033661866	XS1190663952	US05530RAB42	XS0308305803	XS0266971745	ES0101339028	XS0225115566	XS0229864060
3. Governing law(s) of the instrument	Spanish	Spanish	Spanish	Spanish	Spanish	Spanish	Spanish	Spanish	Spanish
Regulatory treatment
4. Transitional CRR rules	Additional Tier 1	Additional Tier 1	Additional Tier 1	Tier 1	Tier 1	Tier 1	Tier 1	Tier 1	Tier 1
5. Post-transitional CRR rules	Additional Tier 1	Additional Tier 1	Additional Tier 1	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Contingent Convertible	Contingent Convertible	Contingent Convertible	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares	Preferred Shares
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	1,439.2	1,500.0	1,500.0	551.1	42.5	164.5	51.2	34.3	—
9. Nominal amount of instrument	1,500 Mill USD	1,500 Mill EUR	1,500 Mill EUR	600 Mill USD	400 Mill GBP	500 Mill EUR	90 Mill EUR	75 Mill Eur	550 Mill EUR
9.a. Issue price	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
9.b. Redemption price	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities	The Liquidation Preference plus, if applicable, an amount equal to accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption of the Preferred Securities
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	4/26/2013	2/11/2014	2/10/2015	4/18/2007	7/19/2007	9/20/2006	7/14/2006	8/10/2005	9/22/2005
12. Perpeptual or dated	Perpetual	Perpetual	Perpetual	Perpetual	Perpetual	Perpetual	Perpetual	Perpetual	Perpetual
13. Original maturity date	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
14. Issuer call subjet to prior supervisory approval	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 09/05/2018; also subject to both Regulatory and Tax call	Issuer call date: 19/02/2019; also subject to both Regulatory and Tax call	Issuer call date: 18/02/2020; also subject to both Regulatory and Tax call	Issuer call date: 18/04/2017; also subject to both Regulatory and Tax call	Issuer call date: 19/07/2012; also subject to both Regulatory and Tax call	Issuer call date: 20/09/2016; also subject to both Regulatory and Tax call	Issuer call date: 14/07/2016	Issuer call date: 10/08/2011	Issuer call date: 22/09/2015; also subject to both Regulatory and Tax call
16. Subsequent call dates, if applicable	At any time on or after the first reset date	At any time on or after the first reset date	At any time on or after the first reset date	At ten years intervals commencing on April 18, 2017	On any distribution payment date falling on or after the first call date	On any distribution payment date falling on or after the first call date	On any distribution payment date falling on or after the first call date	On any distribution payment date falling on or after the first call date	On any distribution payment date falling on or after the first call date
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed to floating (since call date)	Fixed to floating (since call date)	Fixed to floating (since call date)	Fixed to floating (since call date)	Fixed to floating (since call date)	Fixed to floating (since call date)	Floating	Fixed to floating (since call date)	Fixed to floating (since call date)
18. Coupon rate and any related index	9.0%; USSW5 + 8.262%	7.0%; EUSA5 + 6.155%	6.75%; EUSA + 6.604%	5,919% (floor); 3M US LIBOR+0.82%	7,093%; 3M GBP LIBOR+0,875%	4,952%; 3M EURIBOR +1% +0,95% per year	3M EURIBOR + 1,95%	8%; 10Y CMS +0,10% (cap: 10%)	3,798%; 3M EURIBOR + 0,65% +1% per year
19. Existence of a dividend stopper	No	No	No	Yes	Yes	Yes	Yes	Yes	Yes
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary	Fully discretionary	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary	Fully discretionary	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	No	No	No	Yes	No	No	Yes
22. Noncumulative or cumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative
23.Convertible or non-convertible	Convertible	Convertible	Convertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible
24. If convertible, conversion trigger (s)	CET1 5.125%; At solo & (sub-) consolidated	CET1 5.125%; At solo & (sub-) consolidated	CET1 5.125%; At solo & (sub-) consolidated	N/A	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	Always Fully	Always Fully	Always Fully	N/A	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	Floating	Floating	Floating	N/A	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	Mandatory	Mandatory	Mandatory	N/A	N/A	N/A	N/A	N/A	N/A
28. If convertible, specifiy instrument type convertible into	Tier 1	Tier 1	Tier 1	N/A	N/A	N/A	N/A	N/A	N/A
29. If convertible, specifiy issuer of instrument it converts into	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA	Banco Bilbao Vizcaya Argentaria SA	N/A	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	Senior to common shares and reserves and pari passu with preferred shares	Senior to common shares and reserves and pari passu with preferred shares	Senior to common shares and reserves and pari passu with preferred shares	Senior to common shares and reserves and pari passu with preferred shares	Senior to common shares and reserves and pari passu with Additional Tier 1 instruments	Senior to common shares and reserves and pari passu with Additional Tier 1 instruments	Senior to common shares and reserves and pari passu with Additional Tier 1 instruments	Senior to common shares and reserves and pari passu with Additional Tier 1 instruments	Senior to common shares and reserves and pari passu with Additional Tier 1 instruments
36. Non-compliant transitioned features	No	No	No	Yes	Yes	Yes	Yes	Yes	Yes
37. If yes, specifiy non-compliant features	N/A	N/A	N/A	No trigger, no discretionary	No trigger, no discretionary	No trigger, no discretionary, step up	No trigger, no discretionary	No trigger, no discretionary	No trigger, no discretionary, step up

(1)	‘N/A’ inserted if the question is not applicable

Capital instruments main features template
1. Issuer	BBVA Subordinated Capital Finance SAU	BBVA Subordinated Capital Finance SAU	BBVA Subordinated Capital Finance SAU	BBVA, SA	BBVA Subordinated Capital Finance SAU	BBVA, SA	BBVA Global Finance LTD	BBVA Global Finance LTD	BBVA Global Finance LTD
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	XS0230662628	XS1055241373	XS0376074364	ES0213211131	XS0361684391	ES0213211115	XS0137037361	XS0137317995	XS0138158281
3. Governing law(s) of the instrument	English	English	English	Spanish	English	Spanish	English	English	English
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Ineligible	Tier 2	Tier 2	Tier 2	Tier 2	Ineligible	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Subordinated debt	Subordinated debt	Subordinated debt	Subordinated debt	Subordinated debt	Subordinated debt	Subordinated debt	Subordinated debt	Subordinated debt
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	—	1,500.0	8.0	99.9	50.0	124.7	—	—	—
9. Nominal amount of instrument	150,0 Mill EUR	1.500,0 Mill EUR	20,0 Mill EUR	100,0 Mill EUR	50,0 Mill EUR	125,0 Mill EUR	40,0 Mill EUR	50,0 Mill EUR	55,0 Mill EUR
9.a. Issue price	99.81%	100.00%	100.00%	99.77%	100.00%	99.65%	100.00%	100.00%	100.00%
9.b. Redemption price	1	100%	100%	100%	100%	100%	100%	100%	100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	10/13/2005	4/11/2014	7/22/2008	7/4/2008	5/19/2008	3/3/2008	10/10/2001	10/15/2001	11/2/2001
12. Perpeptual or dated	Dated	Dated	Dated	Dated	Dated	Dated	Dated	Dated	Dated
13. Original maturity date	10/13/2020	4/11/2024	7/22/2018	7/4/2023	5/19/2023	3/3/2033	10/10/2016	10/15/2016	11/2/2016
14. Issuer call subjet to prior supervisory approval	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 13/10/2015; Tax call (At any time after the 5th year)	Issuer call date: 11/04/2019; also subject to both Regulatory and Tax call	No optional call date; Tax call	No	No optional call date; Tax call	Issuer call date: 03/03/2028	No optional call date; Tax call	No optional call date; Tax call	No optional call date; Tax call
16. Subsequent call dates, if applicable	Issuer call date and on each interest payment day thereafter	No	At any time on or after the 5th year	NA	At any time on or after the 5th year	Issuer call date and on each interest payment day thereafter	At any time on or after the 5th year	At any time on or after the 5th year	At any time on or after the 5th year
Coupons / dividends
17. Fixed or floating dividend/coupon	Floating	Fixed	Fixed	Fixed	De Fixed al indice lincado	Fixed to floating (since call date)	Fixed	Floating	Floating
18. Coupon rate and any related index	3M EURIBOR +0,30% since 13/10/2015; after 3M EURIBOR +0,80%	3.5%	6.11%	6.20%	4,75% first 2 years; after linked to CPI	6,025%:, since 3/03/28 3M EURIBOR+1,78%	6.08%	3M EURIBOR + 0,60%	3M EURIBOR + 0,70%
19. Existence of a dividend stopper	No	No	No	No	No	No	No	No	No
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	Yes	No	No	No	No	Yes	No	No	No
22. Noncumulative or cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23.Convertible or non-convertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
28. If convertible, specifiy instrument type convertible into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
29. If convertible, specifiy issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior liabilities other than parity securities rank immediately senior	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)
36. Non-compliant transitioned features	Yes	No	No	No	No	Yes	No	No	No
37. If yes, specifiy non-compliant features	Existence of step-up	N/A	N/A	N/A	N/A	Existence of step- up	N/A	N/A	N/A

Capital instruments main features template
1. Issuer	BBVA Global Finance LTD	BBVA, SA	BBVA, SA	BBVA Subordinated Capital Finance SAU	BBVA Global Finance LTD	Caixa Terrassa	Caixa Terrassa	Caixa Terrassa
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	XS0139561467	ES0213211016	ES0213211107	XS0291892262	US055291AC24	ES0214974026	ES0214974059	ES0214974067
3. Governing law(s) of the instrument	English	Spanish	Spanish	English	New York	Spanish	Spanish	Spanish
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Ineligible	Tier 2	Tier 2	Tier 2	Ineligible	Ineligible
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At local & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Subordinated debt	Subordinated debt	Subordinated debt	Subordinated debt	Subordinated debt	Perpetual subordinated debt	Subordinated debt	Subordinated debt
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	—	—	256.5	68.0	178.8	0.1	26.9	30.2
9. Nominal amount of instrument	56,0 Mill EUR	27,9 Mill EUR	300 Mill EUR	100,0 Mill EUR	200,0 Mill USD	6 Mill EUR	50 Mill EUR	75 Mill EUR
9.a. Issue price	100.00%	97.80%	99.06%	100.00%	98.21%	100.00%	99.66%	100.00%
9.b. Redemption price	100%	100%	100%	100%	100%	100%	100%	100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	12/20/2001	7/5/1996	2/16/2007	4/4/2007	12/4/1995	6/30/1990	8/9/2006	8/9/2006
12. Perpeptual or dated	Dated	Dated	Dated	Dated	Dated	Perpetual	Dated	Dated
13. Original maturity date	12/20/2016	12/22/2016	2/16/2022	4/4/2022	12/1/2025	N/A	8/9/2021	8/9/2021
14. Issuer call subjet to prior supervisory approval	Yes	No	Yes	Yes	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	No optional call date; Tax call	No optional call date	Issuer call date: 16/02/2017	No Issuer call date; Tax call	No Issuer call date; Tax call	Issuer call date: 03/06/2010	Issuer call date: 09/08/2016	Issuer call date: 09/08/2016
16. Subsequent call dates, if applicable	At any time on or after the 5th year	N/A	Issuer call date and on each interest payment day thereafter	At any time on or after the 5th year	At any time after the 11/12/2000	Issuer call date and on each interest payment day thereafter	Issuer call date and on each year thereafter	Issuer call date and on each year thereafter
Coupons / dividends
17. Fixed or floating dividend/coupon	Floating	Fixed	Fixed to floating (since call date)	Floating	Fixed	Fixed	Fixed to floating (since call date)	Floating
18. Coupon rate and any related index	3M EURIBOR + 0,70%	9.37%	4,50%; after call date: 3M EURIBOR + 80PBS	CMS 10YR + 0,03%	7.00%	2.50%	4,70%; 3M EURIBOR + 1,08%	3M EURIBOR + 0,58%; 3M EURIBOR + 1,08% since the Issuer call date
19. Existence of a dividend stopper	No	No	No	No	No	No	No	No
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	Yes	No	No	No	Yes	Yes
22. Noncumulative or cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23.Convertible or non-convertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
28. If convertible, specifiy instrument type convertible into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
29. If convertible, specifiy issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares and Additional Tier 1 instruments	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)
36. Non-compliant transitioned features	No	No	Yes	No	No	No	Yes	Yes
37. If yes, specifiy non-compliant features	N/A	N/A	Existence of step-up	N/A	N/A	N/A	Existence of step-up	Existence of step-up

Capital instruments main features template
1. Issuer	Caixa Sabadell	Caixa Sabadell	Caixa Sabadell	Caixa Terrassa	Caixa Manlleu
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	ES0214973051	ES0214973069	ES0214973077	ES0214974075	ES0312284005
3. Governing law(s) of the instrument	Spanish	Spanish	Spanish	Spanish	Spanish
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Ineligible	Ineligible	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated	At solo & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Subordinated debt	Subordinated debt	Subordinated debt	Perpetual subordinated debt	Perpetual subordinated debt
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	26.0	13.3	4.7	47.5	—
9. Nominal amount of instrument	50,0 Mill EUR	100,0 Mill EUR	35,0 Mill EUR	75,0 Mill EUR	15 Mill EUR
9.a. Issue price	100.00%	100.00%	100.00%	100.00%	99,90,%
9.b. Redemption price	100%	100%	100%	100%	100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	1/28/2005	2/15/2007	6/10/2009	3/1/2007	11/8/2006
12. Perpeptual or dated	Dated	Dated	Dated	Perpetual	Dated
13. Original maturity date	1/28/2020	2/15/2017	6/10/2024	N/A	11/8/2016
14. Issuer call subjet to prior supervisory approval	Yes	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 28/01/2015	Issuer call date: 15/02/2012	Issuer call date: 10/06/2019	Issuer call date: 01/03/2027	Issuer call date: 08/11/2011
16. Subsequent call dates, if applicable	Issuer call date and on each interest payment day thereafter	Issuer call date and on each interest payment day thereafter	Issuer call date and on each interest payment day thereafter	Issuer call date and on each interest payment day thereafter	Issuer call date and on each year thereafter
Coupons / dividends
17. Fixed or floating dividend/coupon	Floating	Floating	Fixed to floating (since call date)	Floating	Floating
18. Coupon rate and any related index	3M EURIBOR + 0,50% desde 28/01/15	3M EURIBOR + 0,44%	7,50% until 09/06/11; since 10/06/11 until 09/06/19: 3M EURIBOR +5,25%; since 10/06/19 until 10/06/24: 3M EURIBOR +6%	3M EURIBOR + 1,30% until 01/03/2027; since 01/03/2027 3M EURIBOR + 2,80%	3M EURIBOR + 0,3575%; since 8/02/11 3M EURIBOR +0,8575%
19. Existence of a dividend stopper	No	No	No	No	No
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	Yes	Yes	Yes
22. Noncumulative or cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23.Convertible or non-convertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A
28. If convertible, specifiy instrument type convertible into	N/A	N/A	N/A	N/A	N/A
29. If convertible, specifiy issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)	Senior to preferred shares and Additional Tier 1 instruments	Senior to preferred shares, Additional Tier 1 instruments an Upper Tier 2 instruments (perpetual)
36. Non-compliant transitioned features	No	No	Yes	Yes	No
37. If yes, specifiy non-compliant features	N/A	N/A	Existence of step-up	Existence of step-up	N/A

Capital instruments main features template
1. Issuer	BBVA BANCOMER SA	BBVA BANCOMER SA	BBVA BANCOMER SA	BBVA BANCOMER SA	BBVA BANCOMER SA	BBVA BANCOMER SA
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	US05533UAB44	US05533AAA07	US05533UAC27	US05533UAC27	US055295AB54	USP16259AL02
3. Governing law(s) of the instrument	New York	New York	New York	New York	New York	New York
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 1 instrument	Tier 2 instrument	Tier 2 instrument	Tier 1 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	957.8	613.0	766.2	383.1	383.1	153.2
9. Nominal amount of instrument	1.250,0 Mill USD	1.000,0 Mill USD	1.000,0 Mill USD	500,0 Mill USD	500,0 Mill USD	200,0 Mill USD
9.a. Issue price	98.65%	100.00%	99.97%	109,89%+accrued interest from July 19,2012 to Sep 28,2012	100.00%	99.79%
9.b. Redemption price	100%	100%	100%	100%	100%	100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	3/10/2011	4/22/2010	7/19/2012	9/28/2012	5/17/2007	11/12/2014
12. Perpeptual or dated	Dated	Dated	Dated	Dated	Dated	Dated
13. Original maturity date	3/10/2021	4/22/2020	9/30/2022	9/30/2022	5/17/2022	11/12/2029
14. Issuer call subjet to prior supervisory approval	No	No	No	No	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	Only subject to both Regulatory and Tax call (in whole)	Only subject to both Regulatory and Tax call (in whole)	Only subject to both Regulatory and Tax call (in whole)	Only subject to both Regulatory and Tax call (in whole)	17/05/2017 in whole or in part, also subject to both Regulatory and Tax call (only in whole)	12/11/2024 in whole or in part. (also subject to both Regulatory and Tax call, only in whole redemptiion)
16. Subsequent call dates, if applicable	NA	NA	NA	NA	Issuer call date and on each interest payment day thereafter	No
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed	Fixed	Fixed	Fixed	Fixed	Fixed
18. Coupon rate and any related index	6.5%	7.25%	6.75%	6.75%	6.01%	5.35%
19. Existence of a dividend stopper	Yes	Yes	Yes	Yes	Yes	Yes
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Fully discretionary	Fully discretionary	Mandatory	Mandatory	Fully discretionary	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary	Mandatory	Mandatory	Fully discretionary	Mandatory
21. Existence of step up or other incentive to redeem	No	No	No	No	No	No
22. Noncumulative or cumulative	Cumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative
23. Convertible or non-convertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A	N/A
28. If convertible, specifiy instrument type convertible into	N/A	N/A	N/A	N/A	N/A	N/A
29. If convertible, specifiy issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A	N/A

30. Write-down features	N/A	N/A	N/A	N/A	N/A	Yes, if a trigger event occurs
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A	A Trigger Event will be deemed to have occurred if: (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that the Issuer’s Capital Fundamental is equal to or below 4.5%; (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law and other regulations (iii) the Banking Stability Committee determines that financial assistance is required by the Issuer to avoid revocation of the Issuer’s license for its failure to comply with corrective measures
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A	Partialy or fully
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	Subordinated
Preferred
Indebtedness and
(i) will rank junior
to all present and
future Senior
Indebtedness, (ii)
will rank
paripassu with all
other
Subordinated
Preferred
Indebtedness, and
(iii) will be senior
to Subordinated
Non-Preferred
Indebtedness and
all classes of
capital stock.	Constitute
Subordinated
Non-Preferred
Indebtedness and
will rank (1)
junior to the
Senior
Indebtedness and
Subordinated
Preferred
Indebtedness, (2)
pari passu among
themselves and
with all the other
Subordinated
Non-Preferred
Indebtedness, and
(3) senior only to
all classes of
capital stock	The Notes
constitute
subordinated
preferred
indebtedness and
(i) will rank
junior to all
present and future
senior
indebtedness, (ii)
will rank pari
passu with all
other present or
future unsecured
subordinated
preferred
indebtedness, and
(iii) will be senior
to unsecured
subordinated
non-preferred
indebtedness and
all classes of
			capital stock.	The Notes constitute subordinated preferred indebtedness and (i) will rank junior to all present and future senior indebtedness, (ii) will rank pari passu with all other present or future unsecured subordinated preferred indebtedness, and (iii) will be senior to unsecured subordinated non-preferred indebtedness and all classes of capital stock.	Constitute Subordinated Non-Preferred Indebtedness and will rank (1) junior to the Senior Indebtedness and Subordinated Preferred Indebtedness, (2) pari passu among themselves and with all the other Subordinated Non-Preferred Indebtedness, and (3) senior only to all classes of capital stock	The Notes constitute Subordinated Preferred Indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of the present and future Senior Indebtedness, (ii) will rank pari passu without preference among themselves and with all of the present and future other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of equity or capital stock.
36. Non-compliant transitioned features	Yes	Yes	Yes	Yes	Yes	Yes
37. If yes, specifiy non-compliant features	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV

(1)	‘N/A’ inserted if the question is not applicable

Capital instruments main features template
1. Issuer	Compass Bank	Compass Bank	Compass Bank	Compass Bank	Phoenix Loan Holdings REIT Pfd (Class B)	TexasBanc Capital Trust I	Texas Regional Statutory Trust I	State National Capital Trust I	State National Statutory Trust II
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	20449EBT2	20449EEE2	20449EXN1	US20453KAA34	71909W201	NA	EI4269227	EI4279275	EI4274359
3. Governing law(s) of the instrument	New York	New York	New York	New York	New York	New York	New York	New York	New York
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Instrumento de Nivel 1 (phase out until 2018)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	159.4	62.2	61.2	612.2	—	—	—	—	—
9. Nominal amount of instrument	300 Mill USD	275 Mill USD	350,0 Mill USD	700,0 Mill USD	21 Mill USD	25 Mill USD	50 Mill USD	15 Mill USD	10 Mill USD
9.a. Issue price	99.82%	99.67%	99.94%	99.02%	125.00%	100.00%	100.00%	100.00%	100.00%
9.b. Redemption price	No	No	No	Redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest on the Notes to the redemption date.	100% of principal redeemed.	100% of principal redeemed.	100% of principal redeemed.	100% of principal redeemed.	100% of principal redeemed.
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	3/21/2005	3/16/2006	9/19/2007	4/10/2015	11/28/2000	7/23/2004	2/24/2004	7/14/2003	3/17/2004
12. Perpeptual or dated	Dated	Dated	Dated	Dated	Perpetual	Dated	Dated	Dated	Dated
13. Original maturity date	4/1/2020	4/1/2026	10/1/2017	4/10/2025	Sin Vencimiento	7/23/2034	3/17/2034	9/30/2033	3/17/2034
14. Issuer call subjet to prior supervisory approval	No	No	No	Yes	Yes	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	N/A	N/A	No	3/10/2025	6/15/2021	7/23/2009	3/17/2009	9/30/2008	3/17/2009
16. Subsequent call dates, if applicable	No	No	N/A	No	At any time on or after the call date	N/A	N/A	At any time on or after the call date	At any time on or after the call date
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed	Fixed	Fixed	Fixed	Fixed	Floating	Floating	Floating	Floating
18. Coupon rate and any related index	5.50%	5.90%	6.40%	3.88%	9.88%	3mL+260pbs	3mL+285pbs	3mL+305pbs	3mL+279pbs
19. Existence of a dividend stopper	No	No	No	No	No	No	No	No	No
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	No	No	No	NO	NO	NO	NO
22. Noncumulative or cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Noncumulative	Cumulative	Cumulative	Cumulative	Cumulative
23. Convertible or non-convertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
28. If convertible, specifiy instrument type convertible into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
29. If convertible, specifiy issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	Senior creditors	Senior creditors	Senior creditors	Senior creditors	Senior creditors	Senior creditors	Senior creditors	Senior creditors	Senior creditors
36. Non-compliant transitioned features	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
37. If yes, specifiy non-compliant features	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV

(1)	‘N/A’ inserted if the question is not applicable

Capital instruments main features template
1. Issuer	Bono Subordinado BBVA Chile	Bono Subordinado BBVA Chile	Bono Subordinado BBVA Chile	Bono Subordinado BBVA Chile	Bono Subordinado BBVA Chile	BBVA Colombia SA	BBVA Colombia SA	BBVA Colombia SA
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	UBBV-A1203	UBHIB70397	UBHIB80397	UBBV-G0506	UBBVH90607	BBVAIP190918	BBVAIP190921	BBVAIP190926
3. Governing law(s) of the instrument	Chile	Chile	Chile	Chile	Chile	Colombian	Colombian	Colombian
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	157.8	5.1	5.1	89.4	210.4	11.9	31.0	45.6
9. Nominal amount of instrument	6 Mill UF	0,5 Mill UF	0,5 Mill UF	3,4 Mill UF	8 Mill UF	102.000 Mill COP	106.000 Mill COP	156.000 Mill COP
9.a. Issue price	103.61%	99.52%	99.47%	109.51%	93.02%	100.00%	100.00%	100.00%
9.b. Redemption price	100%	100%	100%	100%	100%	Bullet Bonds; 100%	Bullet Bonds; 100%	Bullet Bonds; 100%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	4/1/2004	3/1/1997	3/1/1997	10/19/2006	6/1/2007	9/19/2011	9/19/2011	9/19/2011
12. Perpeptual or dated	Dated	Dated	Dated	Dated	Dated	Dated	Dated	Dated
13. Original maturity date	12/1/2027	3/1/2018	3/1/2018	5/1/2031	6/1/2032	9/19/2018	9/19/2021	9/19/2026
14. Issuer call subjet to prior supervisory approval	No	No	No	No	No	No	No	No
15. Optional call date, contingent call dates, and redemption amount	NA	NA	NA	NA	NA	N/A	N/A	N/A
16. Subsequent call dates, if applicable	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed	Fixed	Fixed	Fixed	Fixed	Floating	Floating	Floating
18. Coupon rate and any related index	0.06	0.065	0.065	0.05	0.035	CPI + 4.28%	CPI + 4.45%	CPI + 4.70%
19. Existence of a dividend stopper	No	No	No	No	No	No	No	No
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	N/A	N/A	N/A	N/A	N/A	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	N/A	N/A	N/A	N/A	N/A	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	No	No	No	No	No	No
22. Noncumulative or cumulative	NA	NA	NA	NA	NA	Noncumulative	Noncumulative	Noncumulative
23. Convertible or non-convertible	Convertible	Convertible	Convertible	Convertible	Convertible	Nonconvertible	Nonconvertible	Nonconvertible
24. If convertible, conversion trigger (s)	Effective assets 8%	Effective assets 8%	Effective assets 8%	Effective assets 8%	Effective assets 8%	N/A	N/A	N/A
25. If convertible, fully or partially	Always Fully	Always Fully	Always Fully	Always Fully	Always Fully	N/A	N/A	N/A
26. If convertible, conversion rate	1 to 1	1 to 1	1 to 1	1 to 1	1 to 1	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	N/A	N/A	N/A
28. If convertible, specifiy instrument type convertible into	Tier 1	Tier 1	Tier 1	Tier 1	Tier 1	N/A	N/A	N/A
29. If convertible, specifiy issuer of instrument it converts into	BBVA Chile	BBVA Chile	BBVA Chile	BBVA Chile	BBVA Chile	N/A	N/A	N/A
30. Write-down features	NO	NO	NO	NO	NO	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	Senior Bonds	Senior Bonds	Senior Bonds	Senior Bonds	Senior Bonds	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
37. If yes, specifiy non-compliant features	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV

Capital instruments main features template
1. Issuer	BBVA Colombia SA	BBVA Colombia SA	BBVA Colombia SA	BBVA Colombia SA	BBVA Colombia SA	BBVA Continental	BBVA Continental	BBVA Continental
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	BBVAIP190223	BBVAIP190228	EK6295332	COB13CBB0088	USP1024TAN92	BID Subordinado	PEP11600D011	PEP11600D029
3. Governing law(s) of the instrument	Colombian	Colombian	Colombian	Colombian	Colombian	New York	Peruvian	Peruvian
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	58.4	48.2	46.7	26.3	367.4	1.7	11.6	5.8
9. Nominal amount of instrument	200.000 Mill COP	165.000 Mill COP	160.000 Mill COP	90.000 Mill COP	400 Mill USD	30 Mill USD	40 Mill PEN	20 Mill USD
9.a. Issue price	100.00%	100.00%	100.00%	100.00%	99.91%	100.00%	99.25%	99.38%
9.b. Redemption price	Bullet Bonds; 100%	Bullet Bonds; 100%	Bullet Bonds; 100%	Bullet Bonds; 100%	1	With the prior
Authorization of
the Peruvian
Banking
Regulatory
Authority and
pursuant to the
Applicable Laws
of Peru, with
prepayment fee
in each case in an
amount equal to
one and one-half
percent (1.5%) of
any and all
amounts prepaid
						on the Loan;	There is redemption option with additional paid 0%.	There is redemption option with additional paid 0%.
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	2/19/2013	2/19/2013	11/26/2014	11/26/2014	4/21/2015	12/22/2006	5/7/2007	5/14/2007
12. Perpeptual or dated	Dated	Dated	Dated	Dated	Dated	Dated	Dated	Dated
13. Original maturity date	2/19/2023	2/19/2028	11/26/2034	11/26/2029	4/21/2025	2/15/2017	5/7/2022	5/14/2027
14. Issuer call subjet to prior supervisory approval	No	No	No	No	Yes	Yes	Yes	Yes
15. Optional call date, contingent call dates, and redemption amount	N/A	N/A	N/A	N/A	21/04/2020; Tax call	Issuer call date: 15/02/2012, also subject to Regulatory call.	Issuer call date: 07/05/2017, also subject to Regulatory call.	Issuer call date: 14/05/2022, also subject to Regulatory call.
16. Subsequent call dates, if applicable	N/A	N/A	N/A	N/A	At any time on or after 21/04/2020	At any time on or after the call date	At any time on or after the call date	At any time on or after the call date
Coupons / dividends
17. Fixed or floating dividend/coupon	Floating	Floating	Floating	Floating	Fixed	Floating	Fixed	Fixed
18. Coupon rate and any related index	CPI + 3.60%	CPI + 3.89%	CPI + 4.38%	CPI + 4.50%	0.04875	2.87690% (LIBOR6M + 2.5%)	5.85% (until the 20° coupon ) - (increase of 0.5% annually since the 21° coupon - call date)	6% (until 30° cupon) - (increase of 0.5% annually since the 31° coupon - call date)
19. Existence of a dividend stopper	No	No	No	No	No	No	No	No
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	N/A	N/A	N/A
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory	N/A	N/A	N/A
21. Existence of step up or other incentive to redeem	No	No	No	No	No	Yes	Yes	Yes
22. Noncumulative or cumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative	Noncumulative	N/A	N/A	N/A
23.Convertible or non-convertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	Nonconvertible	N/A	N/A
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
28. If convertible, specifiy instrument type convertible into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
29. If convertible, specifiy issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
30. Write-down features	N/A	N/A	N/A	N/A	N/A	NO	NO	NO
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
37. If yes, specifiy non-compliant features	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV

Capital instruments main features template
1. Issuer	BBVA Continental	BBVA Continental	BBVA Continental	BBVA Continental	BBVA Continental	BBVA Continental	BBVA Continental	BBVA Continental
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	PEP11600D037	PEP11600D045	PEP11600D052	PEP11600D060	PEP11600D078	PEP11600D086	PEP11600D094	Credit Suisse TIER 1
3. Governing law(s) of the instrument	Peruvian	Peruvian	Peruvian	Peruvian	Peruvian	Peruvian	Peruvian	New York
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 1 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	16.0	1.2	14.5	5.8	13.1	14.5	8.7	58.1
9. Nominal amount of instrument	55 Mill PEN	20 Mill USD	50 Mill PEN	20 Mill USD	45 Mill PEN	50 Mill PEN	30 Mill PEN	200 Mill USD
9.a. Issue price	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
9.b. Redemption price	No redemption option	There is redemption option with additional paid 0%.	No redemption option	No redemption option	No redemption option	No redemption option	No redemption option	There is redemption option with additional paid 0%.
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	6/18/2007	9/24/2007	11/19/2007	2/28/2008	7/8/2008	9/9/2008	12/15/2008	10/7/2010
12. Perpeptual or dated	Dated	Dated	Dated	Dated	Dated	Dated	Dated	Dated
13. Original maturity date	6/18/2032	9/24/2017	11/19/2032	2/28/2028	7/8/2023	9/9/2023	12/15/2033	10/7/2040
14. Issuer call subjet to prior supervisory approval	No	Yes	No	No	No	No	No	Yes
15. Optional call date, contingent call dates, and redemption amount	Subject to Regulatory call.	Issuer call date: 24/09/2012, also subject to Regulatory call.	Subject to Regulatory call.	Subject to Regulatory call.	Subject to Regulatory call.	Subject to Regulatory call.	Subject to Regulatory call.	Issuer call date: 07/10/2020, also subject to Regulatory call.
16. Subsequent call dates, if applicable	N/A	At any time on or after the call date	N/A	N/A	N/A	N/A	N/A	At any time on or after the call date
Coupons / dividends
17. Fixed or floating dividend/coupon	Floating	Floating	Floating	Fixed	Floating	Floating	Floating	Fixed to floating
18. Coupon rate and any related index	VAC(semester)/ VAC(initial)*3.4688%	LIBOR(6M)+2.15625% (until 10° cupon) - (increase of 1% since the 11° coupon - call date)	VAC(semester)/ VAC(initial)*3.5625%	0.064688	VAC(semester)/ VAC(initial)*3.0625%	VAC(semester)/ VAC(initial)*3.0938%	VAC(semester)/ VAC(initial)*4.1875%	7.375% (ten years), L3M + 6.802% (next ten years)
19. Existence of a dividend stopper	No	No	No	No	No	No	No	N/A
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
21. Existence of step up or other incentive to redeem	No	Yes	No	No	No	No	No	Yes
22. Noncumulative or cumulative	N/A	N/A	N/A	N/A	N/A	N/A	N/A	Noncumulative
23. Convertible or non-convertible	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
24. If convertible, conversion trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
25. If convertible, fully or partially	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
26. If convertible, conversion rate	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
27. If convertible, mandatory or optional conversion	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
28. If convertible, specifiy instrument type convertible into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
29. If convertible, specifiy issuer of instrument it converts into	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
30. Write-down features	NO	NO	NO	NO	NO	NO	NO	NO
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
37. If yes, specifiy non-compliant features	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV

Capital instruments main features template
1. Issuer	BBVA Continental	BBVA Continental	Banco Bilbao Vizcaya Argentaria Paraguay S.A.	BBVA URUGUAY SA	Banco Bilbao Vizcaya Argentaria Paraguay S.A.
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	PEP11600D102	US05537GAD79- USP16236AG98	PYBBV01F3798	N/A	PYBBV02F5511
3. Governing law(s) of the instrument	Peruvian	New York	Paraguay	Uruguay	Paraguay
Regulatory treatment
4. Transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
5. Post-transitional CRR rules	Tier 2	Tier 2	Tier 2	Tier 2	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated	At local & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	13.1	297.0	—	—	—
9. Nominal amount of instrument	45 Mill USD	300 Mill USD	20 Mill USD	15 Mill USD	25 Mill USD
9.a. Issue price	100.00%	99.32%	100.00%	100.00%	100.00%
9.b. Redemption price	There is redemption option with additional paid 0%.	BBVA may, with the prior approval of the SBS, redeem the Notes, in whole or in part, on the Reset Date, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any accrued and unpaid interest on the principal amount of the Notes	100.00%	100.00%	100.00%
10. Accounting classification	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost	Liability – amortised cost
11. Original date of issuance	10/2/2013	9/22/2014	11/19/2014	12/19/2014	11/24/2015
12. Perpeptual or dated	Dated	Dated	Dated	Dated	Dated
13. Original maturity date	10/2/2028	9/22/2029	11/5/2021	12/19/2024	11/18/2022
14. Issuer call subjet to prior supervisory approval	Yes	Yes	N/A	Yes	N/A
15. Optional call date, contingent call dates, and redemption amount	Issuer call date: 02/10/2023, also subject to Regulatory call.	Issuer call date: 22/09/2024, also subject to Regulatory call.	N/A	At issuer’s discretion after 5 years from issue date, minimum USD 1MM	N/A
16. Subsequent call dates, if applicable	At any time on or after the call date	N/A	N/A	At issuer’s discretion after 5 years from issue date, minimum USD 1MM	N/A
Coupons / dividends
17. Fixed or floating dividend/coupon	Fixed	Fixed	Fixed	Floating	Fixed
18. Coupon rate and any related index	0.0653125	0.0525	6.75%	LIBOR 90d + 4,35%	0.067
19. Existence of a dividend stopper	No	No	No	No	No
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	N/A	N/A	Mandatory	Mandatory	Mandatory
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	N/A	N/A	Mandatory	Mandatory	Mandatory
21. Existence of step up or other incentive to redeem	No	No	NO	NO	NO
22. Noncumulative or cumulative	N/A	N/A	N/A	N/A	N/A
23. Convertible or non-convertible	N/A	N/A	Convertible	No convertible	Convertible
24. If convertible, conversion trigger (s)	N/A	N/A	TIER 1 <8% o TIER 2 <12% or Accumulated losses > Paid-in Capital	N/A	TIER 1 <8% o TIER 2 <12% or Accumulated losses > Paid-in Capital
25. If convertible, fully or partially	N/A	N/A	Partially	N/A	Partially
26. If convertible, conversion rate	N/A	N/A	1	N/A	1
27. If convertible, mandatory or optional conversion	N/A	N/A	Mandatory	N/A	Mandatory
28. If convertible, specifiy instrument type convertible into	N/A	N/A	Tier 1	N/A	Tier 1
29. If convertible, specifiy issuer of instrument it converts into	N/A	N/A	Banco Bilbao Vizcaya Argentaria Paraguay S.A.	N/A	Banco Bilbao Vizcaya Argentaria Paraguay S.A.

30. Write-down features	NO	NO	N/A	N/A	N/A
31. If write-down, write-down trigger (s)	N/A	N/A	N/A	N/A	N/A
32. If write-down, full or partial	N/A	N/A	N/A	N/A	N/A
33. If write-down, permanent or temporary	N/A	N/A	N/A	N/A	N/A
34. If temporary write-down, description of write-up mechanism	N/A	N/A	N/A	N/A	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior	Subordinated liabilities other than parity securities rank immediately senior
36. Non-compliant transitioned features	Yes	Yes	Yes	Yes	Yes
37. If yes, specifiy non-compliant features	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV	Subsidiary issuance not subject by UE CRD-IV

Capital instruments main features template
1. Issuer	T. Garanti Bankasi A.Ş.
2. Unique identifier (eg CUSIP, ISIN or Bloomberg identifier for private placement	PTR101701 V
3. Governing law(s) of the instrument	French
Regulatory treatment
4. Transitional CRR rules	Tier 2
5. Post-transitional CRR rules	Tier 2
6. Eligible at solo/(sub-)consolidated/solo & (sub-)consolidated	At solo & (sub-) consolidated
7. Instrument type (types to be specified by each jurisdiction)	Tier 2 instrument
8. Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	—
9. Nominal amount of instrument	50 Mill EUR
9.a. Issue price	50.00
9.b. Redemption price	100.00%
10. Accounting classification	100%
11. Original date of issuance	Liability – amortised cost
12. Perpeptual or dated	2/23/2009
13. Original maturity date	Dated
14. Issuer call subjet to prior supervisory approval	3/31/2021
15. Optional call date, contingent call dates, and redemption amount	Yes
16. Subsequent call dates, if applicable	3/31/2016
Coupons / dividends	N/A
17. Fixed or floating dividend/coupon
18. Coupon rate and any related index	Floating
19. Existence of a dividend stopper	Euribor 6M + 3.5%
20.a. Fully discretionary, partially discretionary or mandatory (in terms of timing	Not before a Subordination Event
20.b. Fully discretionary, partially discretionary or mandatory (in terms of amount)	Mandatory
21. Existence of step up or other incentive to redeem	Mandatory
22. Noncumulative or cumulative	Yes
23.Convertible or non-convertible	Cumulative
24. If convertible, conversion trigger (s)	Nonconvertible
25. If convertible, fully or partially	N/A
26. If convertible, conversion rate	N/A
27. If convertible, mandatory or optional conversion	N/A
28. If convertible, specifiy instrument type convertible into	N/A
29. If convertible, specifiy issuer of instrument it converts into	N/A
30. Write-down features	N/A
31. If write-down, write-down trigger (s)	N/A
32. If write-down, full or partial	N/A
33. If write-down, permanent or temporary	N/A
34. If temporary write-down, description of write-up mechanism	N/A
35. Position in subordination hierachy in liquidation (specify instrument type immediately senior to instrument)	N/A
36. Non-compliant transitioned features	Senior Bonds
37. If yes, specifiy non-compliant features	Yes
(1) ‘N/A’ inserted if the question is not applicable	Subsidiary issuance not subject by UE CRD-IV

Annex VII. Template with information on the leverage ratio

(Milliones de euros) Table disclosure of the leverage ratio		12/31/2015 Phase-in	12/31/2015 Fully-loaded	12/31/2014 Phase-in		12/31/2014 Fully-loaded
On-balance sheet exposures (excluding derivatives and SFTs)
1	On-balance sheet items (excluding derivatives, SFTs and fiduciary assets, but including collateral)	669,866	669,866	569,268		569,268
2	(Asset amounts deducted in determining Tier 1 capital)	(12,159)	(12,746)	(9,656)		(10,668)
3	Total on-balance sheet exposures (excluding derivatives, SFTs and fiduciary assets) (sum of lines 1 and 2)	657,707	657,120	559,612		558,600
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	11,030	11,030	13,556		13,556
5	Add-on amounts for PFE associated with all derivatives transactions (mark-to-market method)	14,523	14,523	12,667		12,667
EU-5a	Exposure determined under Original Exposure Method	—	—	—		—
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the applicable accounting framework	—	—	—		—
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(6,097)	(6,097)	—		—
8	(Exempted CCP leg of client-cleared trade exposures)	—	—	—		—
9	Adjusted effective notional amount of written credit derivatives	17,362	17,362	—		—
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(13,199)	(13,199)	—		—
11	Total derivative exposures (sum of lines 4 to 10)	23,619	23,619	26,223		26,223
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sales accounting transactions	16,616	16,616	9,854		9,854
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	—	—	—		—
14	Counterparty credit risk exposure for SFT assets	37	37	—		—
EU-14a	Derogation for SFTs: Counterparty credit risk exposure in accordance with Article 429b (4) and 222 of Regulation (EU) No 575/2013	—	—	—		—
15	Agent transaction exposures	—	—	—		—
EU-15A	(Exempted CCP leg of client-cleared SFT exposure)	—	—	—		—
16	Total securities financing transaction exposures (sum of lines 12 to 15a)	16,654	16,654	9,854		9,854
Other off-balance sheet exposures
17	Off-balance sheet exposures at gross notional amount	185,864	185,864	147.510	(1)	147.510	(1)
18	(Adjustments for conversion to credit equivalent amounts)	(117,255)	(117,255)	(93.107	) (2)	(93.107	) (2)
19	Other off-balance sheet exposures (sum of lines 17 to 18)	68,609	68,609	54,403		54,403
Exempted exposures in accordance with CRR Article 429 (7) and (14) (on and off balance sheet)
EU-19a	(Exemption of intragroup exposures (solo basis) in accordance with Article 429(7) of Regulation (EU) No 575/2013 (on and off balance sheet))	—	—	—		—
EU-19b	(Exposures exempted in accordance with Article 429 (14) of Regulation (EU) No 575/2013 (on and off balance sheet))	—	—	20,991		20,991
Capital and total exposures
20	Tier 1 capital	48,554	45,796	41,832		39,037
21	Total leverage ratio exposures (sum of lines 3, 11, 16, 19, EU-19a and EU-19b)	766,589	766,001	671,083		670,071
Leverage ratio
22	Leverage ratio	6.33%	5.98%	6.20%		5.80%
Choice on transitional arrangements and amount of derecognised fiduciary items
EU-23	Choice on transitional arrangements for the definition of the capital measure	Transitional	Fully phased in	Transitional		Fully phased in

EU-24	Amount of derecognised fiduciary items in accordance with Article 429(11) of Regulation (EU) NO 575/2013	—	—	—		—

Table LRSpl: Split-up of on balance sheet exposures (excluding derivatives, SFTs and exempted exposures)		12/31/2015 Phase-in	12/31/2015 Fully-loaded	12/31/2014 Phase-in	12/31/2014 Fully-loaded
EU-1	Total on-balance sheet exposures (excluding derivatives, SFTs, and exempted exposures), of which:	669,866	669,866	569,268	569,268
EU-2	Trading book exposures	61,886	61,886	57,972	57,972
EU-3	Banking book exposures, of which:	607,980	607,980	511,296	511,296
EU-4	Covered bonds	839	839	605	605
EU-5	Exposures treated as sovereigns	143,049	143,049	101,139	101,139
EU-6	Exposures to regional governments, MDB, international organisations and PSE NOT treated as sovereigns	2,501	2,501	4,653	4,653
EU-7	Institutions	44,368	44,368	40,940	40,940
EU-8	Secured by mortgages of immovable properties	138,222	138,222	120,074	120,074
EU-9	Retail exposures	63,514	63,514	56,169	56,169
EU-10	Corporate	151,965	151,965	122,580	122,580
EU-11	Exposures in default	19,574	19,574	24,401	24,401
EU-12	Other exposures (eg equity, securitisations, and other non-credit obligation assets)	43,948	43,948	40,735	40,735

Glossary

ACRONYM	DESCRIPTION
AdS (América del Sur)	South America

ACGR	Annual Corporate Governance Report

Act 36/2007	Act that amends Act 13/1985, dated May 25, on investment ratios, capital and reporting requirements of financial intermediaries and other financial system regulations.

AFS	Available for Sale

AIAF	Fixed - income Spanish official secondary stock market

ALCO	Assets and Liabilities Committee.

ALM (Asset-Liability Management)	Mechanism for managing structural balance sheet risk for possible imbalances between assets and liabilities and for different types of factors (interest rate, exchange rate, liquidity,etc.

AMA	Advanced method used by the entity for calculating the capital requirements, consolidated by operational risk.

AT1	Additional Tier 1

Basel III	Set of proposals for reforming banking regulation, published after December 16, 2010 and to be implemented gradually by 2019.

BBVA	Banco Bilbao Vizacaya Argentaria.

BCE / ECB	European Central Bank

BINs	Loss carry forwards

BIS	Bank for International Settlements

CCF (Credit Conversion Factor)	Conversion Factor: the ratio between the actual amount available for a commitment that could be used, and therefore, would be outstanding at the time of default, and the actual amount available for the commitment.

CDOs (Collateralized Debt Obligations)	Securitized financial instruments, usually with non-mortgage underlying assets.

CDSI	Credit Default Swap Index

CDVA	Credit and Debit Valuation Adjustment

CE	Economic Capital. Maximum unfavorable deviation in the margin of the economic value for a given confidence level and time horizon.

CER	Minimum level of protection required against unexpected future losses by the different types of risk.

CIFH	Citic International Financial Holdings Limited.

CII	Collective Investment Institutions

CLP	Chilean Peso

CNCB	China CITIC Bank Corporation.

CNMV	Spanish Securities and Exchange Commission.

CoCos	Contingent convertible bonds.

COP	Colombian Peso

CORM	Corporate Operational Risk Management.

COSO (Committee of Sponsoring Organizations of the Treadway Commission)	Voluntary committee made up of representatives from five private sector organizations in the U.S. to provide intellectual leadership in three interrelated areas: business risk management, internal control and fraud deterrence

CRC	Board Risk Committee

CRO	Group Risk Director.

CRR / CRD IV	Solvency Standards (EU 575/2013 Regulations).

CRR LR	Capital Requirements Regulation Leverage Ratio

CSA	Credit Support Annex

CVA (Credit Valuation Adjustment)	Value adjustments for credit risk: Need for a specific or generic provision to cover losses incurred for credit risk that has been recognized in the entity’s financial statements in accordance with the applicable accounting framework.

DLGD (Downturn LGD)	Loss given default in a period of stress in the cycle.

EAD (Exposure at Default)	Risk exposure at default

EaR	Earning at Risk

EBA	European Banking Authority

EC	European Comission

ECAI	External credit rating agencies

EO	Original risk exposure

EU	European Union

EU	Europe Union

EUR	Euro

FROB	Fund for Orderly Bank Restructuring.

FTA	Fondo de Titulización de Activos.

FTD (First to Default)	Derivative whereby both parties negotiate protection against the first default by any of the entities that make up the basket.

GM	Global Market

GMRA	Global Master Repurchase Agreement

GMRU	Global Market Risk Unit.

GRM	Global Risk Management

GRMC	Global Risk Management Committee.

G-SIBs/ E-SIBs/ D-SIBs (Systemically Important Banks)	Additional capital buffers that the Basel Committee on Banking Supervision requires for belonging to a group of entities whose disorder may have a negative impact on the financial system globally.

GSII	Global Systemically Important Institutions

HK$	Hong Kong Dollars

HR	Human Resources

IAS	International Accounting Standards

ICMA	International Capital Market Association

IFRS	International Financial Reporting Standard)

IFRS (International Financial Reporting Standard)	International Financial Reporting Standards.

IRB (Internal Risk Based)	Internal models used by the Entity.

IRC (Internal Risk Charge)	Loss associated with potential migration and default events in the bond and credit derivative portfolio.

ISDA	International Swaps and Derivatives Association.

IT	Information Technology

ITS	Implementing Technical Standard.

LCR	Liquidity coverage ratio.

LDA (Loss Distribution Approach)	Advanced internal model that estimates the distribution of losses due to operational events.

LDP	Low default portfolios.

LGD (Loss Given Default)	Loss in the event of default: the ratio between the loss in an exposure due to default by the counterparty and the outstanding amount at the time of default.

LR	Leverage Ratio

LRLGD (Long Run Default)	Long-term loss given default.

LTD (Loan to Deposits); LtSCD	Percentage of loans financed with deposits.

LtSCD (Loan to Stable Customer Deposits)	Loan-to-stable customer deposit ratio.

LTV (Loan to Value)	Mathematical equation that measures the ratio between the amount lent and the value of the collateral.

MDB (Multilateral Development Bank)	Multilateral Development Bank

OECD	Organization for Economic Co-operation and Development

OJEU	Official Journal of the European Union

OR	Operational Risk

ORM	Operational Risk Management.

ORX (Operational Risk Exchange)	Non-profit association founded by twelve international banks in 2002 and that currently has 65 members in 18 countries.

OTC (Over-The-Counter)	Derivatives traded in over-the-counter markets.

P&L	Profit & Loss

PD (Probability of Default)	Probability of default of a counterparty during a one-year period.

PDC	Permanent Delegate Comission

PD-TTC (Through the Cycle)	Probability of default over the course of the cycle.

PEN	Peruvian Sol

PSE	Public Sector Entity

RDL	Royal Decree-Law

RWAs	Risk-Weighted Assets.

SFTs	Securities Financing Transactions

SIRO	Internal operational risk database.

SREP	Supervisory Review and Evaluation Process

S-T	Short - term

TIER I (CET 1)	First-tier capital (basic capital).

TIER II (CET 2)	Second-tier capital (second-class capital).

TLTRO	Targeted Longer-Term Refinancing Operations

UBS	Union Bank Switzerland

UGLs (Unidades Gestoras de Liquidez)	Liquidity Management Units

USD	United States Dollar

VaR	Value at Risk

Correspondence between the sections of Pillar III and the Group’s Annual Consolidated Financial Statements

BLOCK	POINTS	AUDIT ANNUAL FINANCIAL STATEMENTS		IRP (PILAR III)
Introduction	Regulatory environment	Pag. 165	Note 31	Section 0

General informational requirements	Reconciliation of the public balance sheet from the accounting perimeter to the regulatory perimeter	Pag. 165	Note 31	Section 1.1.3

	Main changes in the Group’s scope of consolidation in 2015	Pag. 44	Note 3	Section 1.1.4

	General control and risk management model	Pag. 55	Note 7.1	Section 3.1

Information on total eligible capital	Amount of capital	Pag. 165	Note 31	Section 2.2

	Reconciliation of shareholders’ equity with regulatory capital	Pag. 165	Note 31	Section 2.2

Credit risk	Exposure to credit risk	Pag. 63	Note 7.3.1	Section 3.2.3.1

	Distribution by geographical area	Pag. 66	Note 7.3.4	Section 3.2.3.3

	Value adjustments for impairment losses and allowances for contingent risks and commitments	Pag. 81	Note 7.3.8	Section 3.2.3.6

	Total impairment losses for the period	Pag. 183	Note 46	Section 3.2.3.7

	Structure of internal rating systems and relationship between internal and external ratings	Pag. 72	Note 7.3.5	Section 3.2.5.1.2

	Definition and estimation of risk parameters	Pag. 20	Note 2.2	Section 3.2.5.1.7

	Amounts of counterparty risk	Pag. 108	Note 10.4	Section 3.2.6.2

	Credit risk. Capital requirements by Credit Valuation Adjustments (CVA)	Pag. 97	Note 8.1.1	Section 3.2.6.3

	Variations in terms of RWAs of CVA	Pag. 100	Note 8.1.1	Section 3.2.6.3

	Balance of specific, generic and country risk allowances for losses, by exposure category	Pag. 148	Note 23	Section 3.2.4.3

	Assets and liabilities subject to contractual netting rights	Pag. 65	Note 7.3.3	Section 3.2.4.3

Market risk in trading book activities	Scope of application of the internal models	Pag. 84	Note 7.4.1	Section 3.3.4.1

	Market risk development	Pag. 84	Note 7.4.1	Section 3.3.4.2.1

	Variaciones en términos de APRs de Riesgo de Mercado	Pag. 84	Note 7.4	Section 3.3.3

	Variaciones en términos de APRs de Riesgo de tipo de cambio	Pag. 84	Note 7.4	Section 3.5.1

	VaR by model type	Pag. 84	Note 7.4.1	Section 3.3.4.2.1

	VaR without smoothing by risk factors for the Group	Pag. 84	Note 7.4.1	Section 3.3.4.2

Investments in capital instruments not included in the trading book	Value of equity investments	Pag. 126	Note 16	Section 3.4.4

Interest rate risk	Variations in interest rates. Impact on margin interest	Pag. 88	Note 7.4.2	Section 3.6

	Variations in interest rates. Impact on economic value	Pag. 88	Note 7.4.2	Section 3.6

Liquidity and funding risk	Liquidity and funding prospects	Pag. 91	Note 7.5	Section 3.7.4

	Assets committed in finance transactions	Pag. 94	Note 7.6	Section 3.7.5

	Types and amounts of instruments included in the liquidity fund of the most significant units	Pag. 91	Note 7.5	Section 3.7.3

	Liquidity inflows	Pag. 91	Note 7.5	Section 3.7.3

	Liquidity outflows	Pag. 91	Note 7.5	Section 3.7.3

	Collateral committed or potentially committed	Pag. 94	Note 7.6	Section 3.7.5

Operational risk	Operational risk definition	Pag. 95	Note 7.7	Section 3.8.2

	Variations in terms of RWAs of operational risk	Pag. 95	Note 7.7	Section 3.8.9

	Operational risk management principles	Pag. 95	Note 7.7	Section 3.8.5

Remuneration	Variable share-based remuneration system	Pag. 178	Note 43.1.1	Section 5

Subsequent events	Subsequent events	Pag. 195	Note 55	Section 6

(1)	The column refers to the number of page where the note begins in the Annual Financial Statements

Index of tables

TABLE	DESCRIPTION
Table 1	Calculation of the Capital Base according to CRD IV

Table 2	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

Table 3	Main sources of the differences between original exposure and the book balance

Table 4	Opening of the headings of the Public Balance Sheet for EO, EAD and RWAs

Table 5	Amount of capital

Table 6	Reconciliation of the Public Balance Sheet from the accounting perimeter to the regulatory perimeter

Table 7	Capital requirements by risk type

Table 8	Exposure to credit risk

Table 9	Average value of the exposures throughout 2014 and 2015

Table 10	Distribution by geographical area of exposure to credit risk

Table 11	Distribution by geographical area of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities

Table 12	Distribution by geographical area of the book balances of the value adjustments for impairment of financial assets and contingent liabilities

Table 13	Distribution by sector of exposure to credit risk

Table 14	Distribution by sector of the book balances of the non-performing and impaired exposures of financial assets and contingent liabilities

Table 15	Distribution by sector of the book balances of the value adjustments for impairment of financial assets and contingent liabilities

Table 16	Distribution by residual maturity of exposure to credit risk

Table 17	Value adjustments for impairment losses and allowances for contingent risks and commitments

Table 18	Total impairment losses for the period

Table 19	Standardized approach: Exposure values before the application of credit risk mitigation techniques

Table 20	Standardized approach: Exposure values after the application of credit risk mitigation techniques

Table 21	Variations in the period in terms of RWAs for the Credit Risk standardized approach

Table 22	Balance of specific, generic and country risk allowances for losses, by exposure category (Standarized approach)

Table 23	Models authorized by the supervisor for the purpose of their use in the calculation of capital requirements

Table 24	Master Scale of BBVA’s rating

Table 25	Advanced measurement approach: Exposure values by category and obligor grade

Table 26	Variations in the period in terms of RWAs for the Credit Risk advanced measurement approach

Table 27	Balance of specific, generic and country risk allowances for losses, by exposure category (Avanced approach)

Table 28	Exposures assigned to each one of the risk weightings of the specialized lending exposures

Table 29	Exposures assigned to each one of the risk weightings of the equity exposures

Table 30	Counterparty risk. EAD derivatives by product and risk

Table 31	Assets and liabilities subject to contractual netting rights

Table 32	Positions subject to counterparty risk in terms of EO, EAD and RWAs

Table 33	Amounts of counterparty risk in the trading book

Table 34	Counterparty risk. Exposure in derivatives. Netting effect and collateral

Table 35	Counterparty risk. Transactions with credit derivatives used in intermediation activities

Table 36	Credit risk. Capital requirements by Credit Valuation Adjustments (CVA)

Table 37	Variations in terms of RWAs of CVA

Table 38	Amounts in terms of EAD of investment and retained securitization positions

Table 39	Distribution of securitizations subject to risk weighting and deducted from capital

Table 40	Variations in terms of RWAs of investment and retained securitizations

Table 41	Breakdown of securitized balances by type of asset

Table 42	Outstanding balance corresponding to the underlying assets of the Group’s originated securitizations, in which risk transfer criteria are not fulfilled

Table 43	Exposure covered with financial collateral and other collateral calculated using the standardized approach

Table 44	Exposure covered by personal guarantees. Standardized and advanced approach

Table 45	Breakdown of RWAs density by geographical area and approach

Table 46	Variations in terms of RWAs for the Market Risk

Table 47	Trading Book. Items on the balance sheet subject to market risk under internal model

Table 48	VaR by model types

Table 49	Trading Book. VaR without smoothing by risk factors

Table 50	Trading Book. Market risk. Regulatory capital

Table 51	Trading Book. Impact on earnings in Lehman scenario

Table 52	Trading Book. Stress resampling

Table 53	Breakdown of book value, EAD and RWAs of equity investments and capital instruments

Table 54	Exposure in equity investments and capital instruments

Table 55	Realized profit and loss from sales and settlements of equity investments and capital instruments

Table 56	Valuation adjustments for latent revaluation of equity investments and capital instruments

Table 57	Breakdown of RWAs, equity investments and capital instruments by applicable approach

Table 58	Variation in RWAs for Equity Risk

Table 59	Variations in interest rates. Impact on net interest income and economic value

Table 60	Loan To Stable Customer Deposits (LtSCD)

Table 61	Types and amounts of instruments included in the liquidity fund of the most significant units

Table 62	Liquidity inflows

Table 63	Liquidity outflows

Table 64	Maturity of wholesale issues of BBVA Group by nature

Table 65	Maturity of wholesale issues of Balance Euro by nature

Table 66	Maturity of wholesale issues of Bancomer by nature

Table 67	Maturity of wholesale issues of Compass by nature

Table 68	Maturity of wholesale issues of Garanti by nature

Table 69	Maturity of wholesale issues of South America by nature

Table 70	Assets committed or unencumbered

Table 71	Collateral committed or potentially committed

Table 72	Committed assets/collateral assigned and associated liabilities

Table 73	Characteristics of the Operational Risk management model

Table 74	Regulatory capital for Operational Risk

Table 75	Variations in the period in terms of RWAs for the Operational Risk

Table 76	Elements comprising the leverage ratio

Table 77	Composition of the Remuneration Committee

Table 78	Settlement and payment system for annual variable remuneration

Table 79	Remuneration of the Identified Staff in 2015 (I)

Table 80	Remuneration of the Identified Staff in 2015 (II)

Table 81	Remuneration of the Identified Staff in 2015 (III)

Table 82	Number of people with total remuneration in excess of €1 million in 2015

Index of charts

CHART	DESCRIPTION
Gráfico 1	RWAs distribution by risk type

Gráfico 2	BBVA Group’s risk management government and organization

Gráfico 3	Risk Appetite

Gráfico 4	Distribution by geographical area of exposure to credit risk

Gráfico 5	Advanced measurement approach. EAD by obligor category

Gráfico 6	Advanced measurement approach. Average weighted PD by EAD

Gráfico 7	Advanced measurement approach. Average weighted DLGD by EAD

Gráfico 8	Advanced measurement approach. Average weighted risk by EAD

Gráfico 9	Comparative analysis of expected and incurred loss: Retail mortgages

Gráfico 10	Comparative analysis of expected and incurred loss: Consumer finance

Gráfico 11	Comparative analysis of expected and incurred loss: Credit cards

Gráfico 12	Comparative analysis of expected and incurred loss: Automobiles

Gráfico 13	Comparative analysis of expected and incurred loss: SMEs and Developers

Gráfico 14	Comparative analysis of expected and incurred loss: SMEs and Developers PD

Gráfico 15	Comparative analysis of expected and incurred loss: Mexico Credit Cards

Gráfico 16	Comparative analysis of expected and incurred loss: Mexico Corporates

Gráfico 17	EAD for derivatives broken down by risk

Gráfico 18	Functions performed in the securitization process and Group’s involvement level

Gráfico 19	Trading Book. Trends in VaR without smoothing

Gráfico 20	Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Hypothetical backtesting

Gráfico 21	Trading Book. Validation of the Market Risk Measurement model for BBVA S.A. Real backtesting

Gráfico 22	Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Hypothetical backtesting

Gráfico 23	Trading Book. Validation of the Market Risk Measurement model for BBVA Bancomer. Real backtesting

Gráfico 24	Trends in the main currencies compromising the Group’s exposure to structural exchange-rate risk

Gráfico 25	Operational risk management framework: Three lines of defense

Gráfico 26	Operational Risk: Required capital by method

Gráfico 27	BBVA Group’s Operational Risk Profile

Gráfico 28	Operational Risk Profile by risk and country

Gráfico 29	Trends in the leverage ratio

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 14, 2016	By:	/s/ Maria Angeles Peláez Morón
Name: Maria Angeles Peláez Morón
Title: Authorized representative